3/21



05006719

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME M-Real

*CURRENT ADDRESS

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3696 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 3/22/05

ARLS
12-31-04

Annual financial report



82-3696

M-real

Information to shareholders

M-real Corporation publishes the following financial reports in 2005 ■

on Friday 4 February
Financial results for financial year 2004

on Thursday 28 April
Interim report for January–March

on Friday 29 July
Interim report for January–June

on Friday 28 October
Interim report for January–September

Annual General Meeting ■ The Annual General Meeting of M-real Corporation will be held at the company's Head Office, Revontulentie 6, 02100 Espoo, on Monday, 14 March 2005, beginning at 2 p.m. Finnish time.

Shareholders wishing to take part in the Annual General Meeting and to exercise their right to vote must be registered in the list of shareholders kept by Finnish Central Securities Depository Ltd by 4 March 2005 at the latest and should announce their intention to attend the meeting before 4 p.m. Finnish time on 10 March 2005, either by telephoning Mrs Eija Niittynen on +358 10 469 4530, by sending a telefax to Mrs Eija Niittynen on +358 10 469 4529 or an e-mail message to eija.niittynen@m-real.com or by writing to M-real Corporation, Mrs Eija Niittynen, Revontulentie 6, 02100 Espoo, Finland. It is requested that any proxies be submitted during the advance registration.

The Board of Directors proposes that a dividend of euros 0.12 per share for the 2004 financial year be paid on 24 March 2005 to shareholders who are entered by 17 March 2005 at the latest in the list of shareholders kept by the Finnish Central Securities Depository Ltd.

Share register ■ Shareholders are requested to inform the book-entry register which holds their book entry account of any changes in name, address or share ownership.

Additional information to shareholders and investors ■ Additional information to shareholders and investors is available in the section Shares and shareholders on pages 56 through 61 and M-real's financial communication and investor relations on page 84.

Contents

M-real briefly

M-real is one of the leading producers of fine paper and paperboard in Europe. The company focuses on four core businesses: Consumer Packaging, Publishing, Commercial Printing and Office Papers. M-real's global clientele consists mainly of publishers, printers, paper merchants, offices and well-known consumer product manufacturers as well as carton printers.

M-real aims at enhancing its customers' businesses by providing excellent wood fibre based solutions for consumer packaging, communications and advertising purposes. Together with customers and partners, M-real develops new innovations for demanding applications, such as magazines, art books, brochures, direct mail and office papers, as well as cartons for beauty and health care products, cigarettes, branded food and consumer durables. M-real's brands include Galerie, Euro Art, Data Copy and Logic fine papers, and Carta and Avanta boards.

M-real has 26 production units in nine European countries; Austria, Belgium, Finland, France, Germany, Hungary, Sweden, Switzerland and the UK. Total annual production capacity amounts to about 4.7 million tonnes of paper and 1.0 million tonnes of paperboard.

M-real has an extensive sales network with offices and representatives in more than 70 countries and a merchanting arm, Map Merchant Group, with offices in 22 European countries. M-real's four technology centres in Finland, Germany and Sweden focus on the development of new products and services to meet customers' needs in specific areas.

M-real Corporation, which generated a turnover of 5.5 billion euros in 2004, employs nearly 16 000 people. Headquartered in Finland, M-real Corporation is listed on the Helsinki Stock Exchange.

Business areas

M-real renewed its organisation in August 2004 and also the new business areas were formed. They are introduced here. However, the financial statement information for 2004 is reported in accordance with the old business area structure. The old business areas are: Cartons, Graphics Products and Speciality Paper, Offices and Map Merchant Group.

Consumer Packaging The Consumer Packaging business area offers high performance paperboards, packaging solutions and related services to carton printers and brand owners in industries such as: beauty care, health care, foods, cigarettes and consumer durables. The product range also includes high quality graphic boards, wallpaper base and papers for flexible packaging, labelling and self-adhesive laminates.

Publishing The Publishing business area provides a coated paper range of Galerie Papers for demanding applications, such as magazines, product catalogues, direct mail and sales promotion materials. Galerie Papers have an excellent reproduction quality, even in very low weights, and are highly regarded by leading publishers, printers and brand owners around the world.

Commercial Printing The Commercial Printing business area produces added value fine papers for promotion and corporate communications. Art books, brochures, annual reports, direct mailings, flyers, inserts, leaflets are characteristic products made of this choice paper. The end users are primarily professionals working in marketing and corporate communications. The products are typically sold through merchant partners.

Office Papers The Office Papers business area focuses on high quality office papers used in the business environment. The product portfolio meets the needs of all types of users, from the smallest home offices through to large corporations and government institutions. The products are designed to provide the highest performance in various printing technologies applications.

Map Merchant Group Map Merchant Group is the third largest merchant group in Europe and is made up of 24 individual merchant companies, active in 22 countries with links across the globe. It serves some 50 000 customers, principally printers, publishers, advertising agencies, banks and retail chains throughout Europe. Map supplies both M-real's and other manufacturers' paper grades.

M-real's year 2004

In January 2004 ☐ M-real finalised the divestment of Metsä Tissue.

In June ☐ the Board of Directors of M-real Corporation appointed Hannu Anttila President and CEO as from 1 January, 2005.

In August ☐ M-real became the sole owner of Kemiart Liners by acquiring 47 per cent ownership from UPM-Kymmene and 6 per cent from Metsäliitto Cooperative.

In August ☐ M-real announced a revised strategy which focuses on the development of the company's core business areas: Consumer Packaging, Publishing, Commercial Printing and Office Papers. At the same time, M-real revamped its organisation to improve internal efficiency and profit responsibility.

In September ☐ the Extraordinary General Meeting of M-real decided on an approximately euros 450 million Rights Offering to strengthen the company's Balance Sheet and reduce its indebtedness. The Offering was completed successfully in October.

In October ☐ M-real's sale of the Price & Pierce Group to Gould Paper was finalised.

In December ☐ the construction of M-real's new BCTMP in Kaskinen, Finland, reached eave height and the mill obtained its environmental permit. The plant will be taken into use in August, 2005.

In December ☐ M-real sold the business operations of the Savon Sellu mill. The buyer is a company founded by Dr. Dermot F. Smurfit in his private capacity and a group of other international investors.

In December ☐ M-real signed a Letter of Intent to sell its forest assets. The total transaction value is euros 172 million of which M-real's share is 95 per cent. The transaction was finalized in January 2005.

In December ☐ M-real signed a euros 500 million syndicated revolving credit facility agreement. The facility replaces facility agreement of euros 700 million signed in 2000.

Key figures 2004

	2004	2003	Change
Turnover, euros million	**5 460**	6 044	-10%
Operating profit, euros million	**-75**	74	
- % turnover	**-1.4**	1.2	
Profit before extraordinary items, euros million	**-209**	-80	
- % turnover	**-3.8**	-1.3	
Return on capital employed, %	**-1.0**	1.6	
Return on equity, %	**-7.7**	-3.8	
Interest-bearing net liabilities, euros million	**2 161**	3 109	-30%
Gearing ratio, %	**82**	137	
Equity ratio, %	**41.5**	31.9	
Earnings per share, euros	**-0.79**	-0.43	
Equity per share, euros	**8.00**	10.56	-24%
Dividend per share, euros *	**0.12**	0.25	-52%
Market capitalization 31 Dec, euros million	**1 542**	1 286	20%
Gross capital expenditure, euros million **	**259**	397	-35%
Cash flow from operations, euros million	**257**	425	-40%
Personnel 31 Dec	**15 960**	19 636	-19%

* Board of Directors' proposal for 2004

** Includes the purchase price of shares in acquired companies but not debt

Turnover, € million



8 000
6 000
4 000
2 000
00
01
02
03
04

Operating profit, € million



700
500
300
100
-100
00
01
02
03
04

Operating profit, %



12
10
8
6
4
2
0
-2
00
01
02
03
04

Return on capital employed, %



12
8
4
0
-2
00
01
02
03
04

President's review

Dear Shareholder, ■ M-real's financial year 2004 was remarkable for its exceptionally large number of major changes.

The European paper markets improved substantially during the second half of the year, following a prolonged period of sluggish demand. This positive change in the market situation made it possible for us to start implementing price increases during the last quarter, although in some sectors these were smaller than planned. Taking the steep decline of the US dollar into consideration, the average euro-equivalent price levels in some sectors even declined during the last few months of the year.

A fundamental change was carried out at the beginning of September when M-real reverted to a line organisation in which responsibilities of business areas are defined by customers.

The restructuring, along with a sharper delineation of areas of responsibility, has had a positive impact on customer orientation, operational efficienceies and even to some extent on financial results. I strongly believe that also our cost reduction and efficiency improvement programmes, in conjunction with our current operating model, will enable us to enhance our profitability and attain estimated savings of at least 200 million euros by 2007.

With regard to M-real's operational abilities and development, it was also of utmost importance that we reduced company indebtedness and strengthened our capital base. The divestments made so far and the rights offering of nearly 450 euros in the autumn enable us to continue to develop M-real into a more efficient and profitable company. We have a great deal of know-how and good market positions, and now we also have sufficient financial resources to make better use of our earnings potential.



Our objectives for the future are clear. Naturally, our main target must be to make M-real a profitable company again – as soon as possible. To accomplish this, resolute action will be needed, both to increase revenue and especially to improve cost efficiency. We will therefore continue to free up capital and invest in those areas of business that will provide a quick return. The size of these investments will be aimed at the further reduction of net debt.

I would like to thank our customers and business partners for the excellent cooperation in 2004. I would also like to thank our employees for their commitment to the implementation of these changes. Finally, I would like to express my thanks to my predecessor, Jouko M. Jaakkola, for his dedicated work and to wish him a happy retirement.

Hannu Anttila
President and CEO

Market situation in 2004

Economic growth in Europe picked up in 2004 compared with 2003 for the first time since 2000. Growth is nevertheless expected to have been fairly moderate, at a level of about 2 per cent. Economic growth in North America improved further in 2004 compared with the growth rate of about three per cent in 2003. Asia's economic growth also improved from the 3 per cent growth registered a year ago. The amount of money spent on printed advertising, which moves fairly much in tandem with economic growth, headed upward in Western Europe. On the foreign exchange market, the United States dollar continued to slide and was on average at its weakest level since the introduction of the euro. The British pound was at the previous year's level.

Demand for folding boxboard in Western Europe was at the previous year's level. West European producers' deliveries to Eastern Europe and markets outside Europe increased substantially. There was no significant change in selling prices. The appreciation of the euro nevertheless lowered the selling prices in euro obtained for deliveries outside Europe and the price competitiveness of West European producers. Deliveries by producers of linerboard and fluting increased.

Despite the pick-up in demand, it was a difficult and dual-trend year in the paper markets. The favourable trend in the economy and in printed advertising lifted demand in the main market areas Western and Eastern Europe, North America and Asia. On the other hand, the market situation was still characterized by overcapacity and falling prices in the west European markets, along with increased deliveries to markets outside Europe as the euro edged higher, and by a rise in imports of uncoated fine paper to the west European market.

Deliveries by west European producers of coated fine paper increased by 11 per cent and deliveries by producers of uncoated fine paper by 5 per cent, with producers of coated magazine paper reporting an increase of 8 per cent. Selling prices of all papers, especially of uncoated fine paper, decreased.

Result for the financial year

M-real's consolidated operating result in 2004 was a loss of euros 74.7 million (profit of 73.8 million in 2003). The operating result includes euros 72.7 million of non-recurring net expenses (14.7). Non-recurring income amounted to euros 26.9 million (15.8) and non-recurring expenses were euros 99.6 million (30.5).

The biggest of the non-recurring income items were the recognition of negative goodwill of euros 14.3 million connected with the purchase of shares in Kemiart Liners Oy, which was booked in the third quarter, as well as the euros 8.4 million reversal of the write-down of Savon Sellu fluting mill's fixed assets in the fourth quarter owing to the divestment of the Savon Sellu business and the proceeds from the sale. The other non-recurring income amounting to a total of euros 4.2 million was booked to the last quarter.

The most important of the non-recurring expenses were the write-downs, booked in the third quarter, of fixed assets of the Savon Sellu fluting mill in Finland and the Zanders Reflex paper mill in Germany, to a total value of euros 53.5 million, the

Turnover,
€ million


8 000
6 000
4 000
2 000
00 01 02 03 04

Operating profit,
€ million


700
500
300
100
-100
00 01 02 03 04

Operating profit,
%


12
10
8
6
4
2
0
-2
00 01 02 03 04

Profit before extraordinary items € million


400
200
0
-200
00 01 02 03 04

euros 24 million expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills and booked to the last quarter as well as the euros 5.3 million of expense provision for the restructuring of the operations of Modo Merchants Ltd and James McNaughton Paper Group Ltd, which was likewise booked to the last quarter. The other non-recurring expenses amounting to a total of euros 16.8 million were booked to the last quarter.

The operating result, excluding non-recurring items, was a loss of euros 2.0 million (a profit of 88.5 million). The main reasons for the drop in the operating result were the fall in the selling price of paper and the appreciation of the euro. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Apart from Cartons and Map Merchants, all the businesses reported a weaker operating result, excluding non-recurring items.

Deliveries of paperboard to customers totalled 1155000 tonnes (1007000 tonnes). Production was curtailed by 82000 tonnes in line with demand (163000). The operating rate was 89 per cent (84). Kemiart Liners is included in its entirety in the second-half figures for 2004.

The total volume of paper deliveries was 4129000 tonnes (3857000). Production curtailments amounted to 351000 tonnes (597000). The operating rate of the paper mills was 88 per cent (83).

The effect of currency hedging on the operating result was euros 9.5 million positive (24.2). At the end of 2004 the exchange rate of the euro against the United States dollar was 7.8 per cent lower than at the end of 2003, and the exchange rate of the British pound was at the same level as at the end of 2003. On average, the dollar was down 9.9 per cent and the pound strengthened by 2.0 per cent.

Turnover was euros 5460.3 million (6044.1). Turnover was lowered by the same factors which impacted the operating result. Comparable turnover was up 1.2 per cent. Sales to Finland accounted for 6 per cent of turnover.

Net financial expenses were euros 134.3 million (154.0 million). These items included net interest and other financial expenses of euros 146.8 million (174.7) as well as foreign exchange gains on financial items of euros 12.5 million (20.7). Other financial expenses include a non-recurring entry in the last quarter of euros 17.2 million of expenses for the share offering carried out in September and October as well as an entry of euros 2.9 million of expenses connected with the new euros 500 million revolving credit facility.

Other operating income amounted to euros 86.3 million (73.8). The sum does not include non-recurring items.

The consolidated result before extraordinary items was a loss of euros 209.0 million (a loss of 80.2 million). The result includes non-recurring net expenses of euros 89.9 million (42.7). The result before extraordinary items net of non-recurring items was a loss of euros 119.1 million (a loss of 37.5).

A capital gain of euros 194.0 million on the sale of Metsä Tissue was booked to extraordinary income as well as euros 4.2 million from discharging the unused portion of the expense provision for terminating the Price&Pierce trading business, which was entered in 2003.

Earnings per share,
euros


2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
00
01
02
03
04

Turnover,
€ million


8 000
6 000
4 000
2 000
00
01
02
03
04

Foreign subsidiaries
Exports from Finland
Turnover in Finland

Financial structure,
€ million


8 000
6 000
4 000
2 000
00
01
02
03
04

Liabilities
Equity

Assets and capital employed (average), € million


8 000
6 000
4 000
2 000
00
01
02
03
04

Financial assets
Inventories
Fixed assets
Capital employed (average)

The result for the financial year was a net loss of euros 15.3 million (a net loss of 95.0 million). Taxes, including the change in deferred tax liability, were euros 3.1 million (0.7). The deferred tax liability decreased by a total of euros 22.6 million owing to the lowering of Finland's corporate tax rate from 29 per cent to 26 per cent.

Earnings per share were euros 0.79 negative (0.43 negative).

The return on capital employed was 1.0 per cent negative (1.6 positive). The return on equity was 7.7 per cent negative (3.8 negative).

October–December earnings compared with the previous quarter

M-real's operating result was loss of euros 27.5 million (July–September/2004: a loss of euros 28.1 million). The operating result includes euros 33.5 million of non-recurring net expenses (39.2). The operating result excluding non-recurring items was a profit of euros 6.0 million (11.1 million), which is 0.4 per cent (0.8) of turnover. The operating result was weakened mainly by the costs of annual maintenance shutdowns, the appreciation of the euro as well as the rise in the costs of oil-based raw materials. The result was improved by the reversals of periodizations of expenses, made in January–September, to a total amount of euros 10 million.

The operating result of Map Merchants improved and the operating result of the other business areas, excluding non-recurring items, weakened.

Deliveries of paperboard to customers totalled 305 000 tonnes (310 000 tonnes). Because of the imbalance between supply and demand, production was curtailed by 17 000 tonnes (7 000) in line with demand. The operating rate at the mills was 85 per cent (96).

Paper deliveries from the mills totalled 1 070 000 tonnes (1 043 000). Production curtailments amounted to 52 000 tonnes (85 000). The operating rate at the mills was 90 per cent (89).

The effect of currency hedging on the operating result was a gain of euros 21.0 million (4.1). At the end of December, the exchange rate of the United States dollar against the euro was 9.8 per cent and the rate of the British pound against the euro 2.7 per cent lower than at the end of September. On average, the dollar was down 6.1 per cent and the pound fell by 3.4 per cent.

Turnover was euros 1382.8 million (1362.7). Comparable turnover was up 3.3 per cent.

Net financial expenses were euros 44.1 million (31.4 million). These items included net interest and other financial expenses of euros 52.2 million (31.4) as well as foreign exchange gains on financial items of euros 8.1 million (0.0). Other financial expenses include a non-recurring entry of euros 17.2 million of expenses for the rights issue as well as an entry of euros 2.9 million of expenses connected with the new euros 500 million revolving credit facility.

The result before extraordinary items was a loss of euros 71.6 million (loss of 59.5 million). The operating result includes euros 50.7 million of net non-recurring charges (39.2). The result, excluding non-recurring items, was a loss of euros 20.9 million (a loss of 20.3).

The result for the last quarter of the year was a loss of euros 64.1 million (a loss of 62.1 million).

Equity ratio,
%



50
40
30
20
10
00
01
02
03
04

Gearing ratio,
%



200
150
100
50
00
01
02
03
04

Repayment of long-term loans,
€ million



800
600
400
200
05
06
07
08
09
10-

Personnel

The number of personnel at the end of December was 15 960 employees (19 636 employees at 31 December 2003), of whom 4 912 employees worked in Finland (5 835). The net reduction in personnel was 3 676 employees. Acquisitions and divestments resulted in a net decrease of 3 260 employees in the reduced headcount.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

Capital expenditures

Capital expenditures for fixed assets in 2004 totalled euros 239 million (2003: 232). In addition, euros 20 million was paid for the shares of companies that were acquired. In 2003, euros 165 million was paid for the shares of companies that were acquired.

The investment project in the new BCTMP mill in Kaskinen, which will have a total price tag of euros 180 million, is progressing according to plans. Installations of the main equipment are under way and training of the personnel has been started. The mill will have an annual capacity of 300 000 tonnes of bleached chemithermal mechanical pulp (BCTMP) and is set to come on stream in August 2005.

Acquisitions, divestments and restructuring

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Cooperative. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per cent) and Sampo Life Insurance Company Limited (7.14 per cent). Each transaction was carried out on the same terms and conditions and were based on a debt-free value of euros 570 million. The after-tax capital gain on the disposals was about euros 173 million.

At the beginning of August, the company bought the holdings of Metsäliitto Cooperative and UPM-Kymmene in Kemiart Liners Oy, a total stake of 53 per cent. The purchase price of the shares was about 13 million euros, in addition to which the M-real Group's interest-bearing net liabilities increased by about 23 million euros. The negative goodwill of euros 14.3 million that arose as a consequence of the transaction was recognized as income in the third quarter.

In a deal that entered into effect at the end of September, the Price & Pierce trading business was sold to Gould Paper Corporation. The transaction did not have a major economic impact on M-real.

At the end of December, an agreement was signed on sale of the Savon Sellu business to a company owned by Dr Dermot F. Smurfit as a private individual, and a group of other international investors. The purchase price was about euros 20 million, of which some euros 12 million was allocated to fixed assets. Savon Sellu has a production capacity of 245 000 tonnes a year and about 250 people are employed at the mill. The transaction entered into force on 1 January 2005. A write-down of euros 22.4 million was made on the fixed assets of Savon Sellu in the third quarter. On the basis of

Gross capital expenditure,
€ million


2 500
2 000
1 500
1 000
500
00 01 02 03 04

Other capital expenditure
Acquisitions

Gross capital expenditure,
% of turnover


40
30
20
10
00 01 02 03 04

Internal financing of capital expenditure, %


200
150
100
50
00 01 02 03 04

Return on capital employed, %


12
8
4
0
-2
00 01 02 03 04

the disposal of the business and the proceeds from it, a euros 8.4 million reversal of the write down was made in the fourth quarter.

At the end of December, a Letter of Intent was signed on sale of forestland to a company to be founded, called Forestia Holding Oy, which is to be owned by Metsäliitto Cooperative, with a share of 49.9%, Suomi Mutual Life Assurance Company, with a share of 39.7% and the Central Union of Agricultural producers and Forest owners, with a share of 10.4%. The total purchase price according to the Letter of Intent was euros 172 million, of which M-real's share was 95 per cent. The transaction does not have a material impact on M-real's financial result.

Research and development

Research and development costs in 2004 were euros 28 million, or 0.7 per cent of turnover, excluding the Map Merchants paper merchanting business. The number of patents applied for grew by 50 per cent.

The research and development focus areas were the characteristics and behaviour of fibre in various production processes, process know-how as well as the development of the optical characteristics of paper and paperboard. In recent years M-real has strengthened its expertise in the area of chemithermal mechanical pulp (CTMP), thereby making possible the development of new and competitive grades of paper and paperboard.

At M-real's mills, efforts were made to improve production efficiency. Productivity improvements were achieved at nearly every production unit.

Environment

During 2004, preparations were made for the start of EU emissions trading in 2005. Furthermore, product-specific reporting of chain of origin information was started, old environmental liabilities were ascertained and soil investigations were launched at the mills in operation.

The guidelines for M-real's climate strategy were finalized in the spring 2004. An investment project aiming at increasing the use of biofuels was started at the Hallein mill and a similar project moved ahead at Biberist as well. The production units have obtained the emissions permits and allowances for start-up of EU emissions trading in accordance with the national legislation and regulations. Assessments of energy efficiency were continued with the aim of mapping out areas were energy can be saved. M-real's carbon dioxide emissions increased by approximately 1 per cent (the emissions of Metsä Tissue excluded) on the previous year.

All M-real's production plants have an environmental system that is certified under the ISO 14001 standard as well as objectives and programmes for improving operations. Total emissions increased by approximately 1 per cent (the emissions of Metsä Tissue excluded) compared with the previous year. The most important capital expenditure was the Husum waste water treatment plant, which went into operation in autumn 2004. The total capital expenditure was approximately euros 40 million. The extension to the waste water treatment plant at the Kyro paperboard mill reduced waste water effluents markedly below the terms and conditions set out in the mill's permit.

The provisions made for attending to M-real's environmental liabilities amounted to euros 7 million at the end of 2004. Clean-up of the soil at the Kolho impregnation plant located in Vilppula will be carried out in 2005. M-real's share of the costs is about euros 2 million. The production units in operation started soil investigations in their plant areas in order to map any polluted areas. The results will be ready in spring 2005.

M-real has committed to using wood raw material that comes from sustainably managed silvicultural forests and to promoting the certification of forests and the use of certified wood and fibre in its products. In 2004 reporting of the origin of wood used in the manufacture of M-real's products was started on the Annex pages to the Paper Profile environmental product declaration sheets. Thomesto Oy, which is responsible for M-real's wood procurement outside Finland, has increased inspections of logging areas in Russia and last year 62 per cent of the wood volume came from inspected sites.

M-real will publish a separate Social Responsibility Report for 2004, which will include sections dealing with environmental responsibility issues.

Financing

Interest-bearing net liabilities amounted to euros 2161 million at the end of December (Dec. 2003: 3109 million).

The equity ratio at the end of the period was 41.5 per cent (Dec. 2003: 31.9) and the gearing was 82 per cent (Dec. 2003: 137).

Liquidity is good. Liquidity at the end of December was euros 1798 million, of which 1556 million consisted of binding long-term credit commitments and 242 million was liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about euros 600 million.

At the end the report period an average of 4 months of the net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 4 and 5 months. At the end of the report period, about 98 per cent of the shareholders' equity not in euros was hedged. At the end of the period the Group's liabilities were tied to fixed interest rates for a period of 23 months. During the report period the interest rate maturity has varied from 18 to 25 months.

At the close of the year, 7 per cent of the Group's long-term loans were not denominated in euros. Of these loans, 32 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 4.2 per cent at the end of 2004 and the average maturity of long-term loans was 4.0 years.

In April, Standard&Poor's changed the outlook for M-real's long-term loans rating, BB+, from stable to negative.

In July Moody's Investors Services placed M-real on Credit Watch Negative for a possible lowering of the credit rating.

In November, Moody's Investors Services lowered M-real's credit rating from Ba1 to Ba2, with a stable outlook.

In December, M-real signed a euros 500 million syndicated revolving credit facility agreement. The facility will be used to refinance the euros 700 million credit agreement signed in 2000. The term of the facility is five years. A total of 21 banks participated in the arrangement.

During the year, seven bond issues to a total amount of about euros 172 million were implemented within the framework of an international bond programme.

Shares

The highest share issue-adjusted price of the M-real Series B share on the Helsinki Stock Exchange last year was euros 6.43, and the low was euros 4.18, with an average share price of euros 5.59. In 2003 the average price was euros 6.11. The price of the Series B share was euros 4.70 at the end of the report period on 31 December 2004.

Turnover of the Series B share was euros 1013 million, or 62 per cent of the total shares outstanding after the rights offering. The market value of the Series A and B shares at 31 December 2004 totalled euros 1542 million.

At 31 December 2004 Metsäliitto Osuuskunta owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 38.3 per cent of the shares.

On 7 September 2004, the Board of Directors decided, on the basis of an authorization granted by the extraordinary meeting of shareholders on 6 September 2004, to arrange a rights offering to an amount of euros 447498561. The subscription period for the shares commenced on 15 September 2004 and ended on 1 October 2004. The subscription price was euros 3.00 per share. Each M-real shareholder was entitled to subscribe for five (5) new Series B shares for each six (6) Series A or B shares which the shareholder owned on the record date, 10 September 2004. The subscription warrants were traded publicly on the Helsinki Stock Exchange from 15 to 24 September 2004 and turnover in them amounted to euros 63 million, or 49 million warrants. The high for the subscription warrant was euros 1.60 and the low euros 1.11. According to the final outcome of the rights offering, 148633415 Series B shares were subscribed for on the basis of the subscription warrants in the primary offering, corresponding to 99.64 per cent of the total amount of offered shares. In addition, subscription commitments for 31098942 Series B shares were submitted in the secondary offering, exceeding the number of shares being offered (532 772 shares) nearly 60-fold.

The shares subscribed for in the primary offering were accepted for public trading on the Helsinki Stock Exchange as interim shares on 4 October 2004 ("M-real B new shares"). The corresponding increase in the share capital was entered in the Trade Register and the interim M-real B New Shares were combined with M-real's present Series B share class on 7 October 2004. The increase in share capital corresponding to the subscriptions accepted in the secondary offering was entered in the Trade Register on 13 October 2004.

Following the registration of the shares subscribed for in the secondary offering, M-real's share capital is euros 557 881 540.40 and consists of 328 165 612 shares, of which 36 340 550 are Series A shares and 291 825 062 are Series B shares.

The net increase in shareholders' equity after expenses resulting from the rights offering was euros 430 million. The share capital rose by euros 253.6 million to euros 557.9 million.

The proceeds of the rights offering have been used to pay down the company's debt.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

Board of Directors and Auditors

The Annual General Meeting held on 15 March 2004 elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Antti Oksanen, President of Metsäliitto Group, Arimo Uusitalo, Titular Farming Counsellor, Kim Gran, President and CEO of Nokian Tyres plc, Timo Haapanen, Titular Farming Counsellor, Asmo Kalpala, President of the Tapiola Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

At its organization meeting, the Board of Directors elected Antti Oksanen as its Chairman and Arimo Uusitalo as its Vice Chairman.

Elected as auditors were Göran Lindell, Authorized Public Accountant, and PricewaterhouseCoopers Oy, Authorized Public Accountants firm, with Ilkka Haarlaa, M.Sc. (Econ.), Authorized Public Accountant, as responsible auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, as the deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

Corporate Governance

In accordance with the new Helsinki Stock Exchange recommendation on the corporate governance of listed companies, M-real Corporation's Board of Directors decided at the beginning of April to set up an Audit Committee, a Compensation Committee and a Nomination Committee. Each committee assists the Board of Directors in preparing matters within its own area of responsibility. The Board has confirmed written rules of procedure for the committees.

The members of the Audit Committee are Asmo Kalpala (chairman), President of the Tapiola Group, Kim Gran, President and CEO of Nokian Tyres plc and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The members of the Compensation Committee are Antti Oksanen (chairman), President of Metsäliitto Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, and Arimo Uusitalo, Titular Farming Counsellor.

The members of the Nomination Committee are Arimo Uusitalo (chairman), Titular Farming Counsellor, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

New President and CEO

In June M-real's Board of Directors appointed Hannu Anttila, 49, M.Sc. (Econ.), as the company's new President and CEO. Mr Anttila took over as M-real's Senior Executive Vice President on 1 July 2004. He became Chief Operating Officer on 1 September 2004 and President and CEO on 1 January 2005, following the retirement of the former CEO, Jouko M. Jaakkola.

Revised strategy, new organization and corporate executive board

The revised business strategy and renewed business area and organizational structure were announced in August.

The core business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The development possibilities of the Map Merchant paper merchanting business and the related potential for carrying out ownership arrangements are being assessed.

The company's main objective over the next few years is to achieve a clear improvement in profitability and internal efficiency.

The financial targets set were an average return on capital employed of at least 10 per cent over the business cycle and a gearing ratio not to exceed 100 per cent. Total capital expenditures, including any acquisitions, will come to a maximum of about the amount of depreciation in 2005 and 2006.

According to the revised business area and organizational structure, the management of each business area has total responsibility for the operations of its own business area, including sales, marketing and production. In addition, the heads of the business areas are responsible for implementing each business area's strategy as well as for profitability and the return on capital employed.

Within the new organization, the heads of the business areas are members of the Corporate Executive Board. The tasks of the Corporate Executive Board are, among other things, to assess the strategy of each business area and strategic investments, taking into account the company's financial targets.

The new organization came into force on 1 September 2004.

Financial reporting in 2005

M-real's financial reporting will change in line with the business area structure as from the beginning of 2005. The comparative figures according to the new business area structure will be published in the first half of April 2005.

Adoption of international financial reporting standards (IFRS)

M-real adopted International Financial Reporting Standards (IFRS) as from 1 January 2005. In August the company published a preliminary estimate of the effects of the transition on the opening balance sheet prepared according to IFRS as of 1 January 2004. According to the estimate, the transition to IFRS will reduce the Group's shareholders' equity by euros 320 million. Of this amount, the effect of impairment charges for property, plant and equipment as well as goodwill is euros 110 million, the effect of defined benefit pension arrangements euros 141 million and the effects of other changes in accounting principles total euros 69 million. Total assets are estimated to increase by about euros 70 million and interest-bearing liabilities will grow by about euros 60 million.

The estimate of the decrease in shareholders' equity (euros 320 million) includes euros 40 million of the disability pension liability under the Finnish pension plan (TEL). After the preliminary estimate was made public, the Finnish authorities have approved changes in the principles applied in calculating disability pension contributions, which will come into force on 1 January 2006. As a consequence of the changes, and as a departure from the previous interpretation, the disability pension arrangement will be considered as a defined contribution plan. Accordingly, provisions will be entered in the opening IFRS balance sheet only up to an amount that is sufficient to cover disability pension contributions that are estimated to be paid during 2004 and 2005. This is estimated to be around 20 per cent of the original sum of euros 40 million.

In the first half of April 2005, M-real will publish a separate announcement setting out its accounting policies in accordance with IFRS, their principal effects as well as reconciliations between the IFRS figures and the financial statements prepared according to Finnish accounting practices for 2004.

Investigations by the EU Commission's competition authorities

On 25 May 2004 the EU Commission's competition authorities made a visit of inspection at M-real's offices. The visit was connected with the competition authorities' investigations into alleged cooperation with producers of fine paper in the fine paper segment.

M-real has commissioned Herbert Smith, an international law firm, to examine the documents that were handed over to the competition authorities during the visit of inspection and to carry out the internal investigations, which are continuing.

Class actions related to the matter have been brought against M-real in the United States.

Events after the close of the financial period

At the end of January the sale of forest assets to Forestia Holding Oy was completed in accordance with the Letter of Intent signed at the end of December. The total purchase price was euros 172 million, of which M-real's share was euros 163 million. The transaction does not have a material impact on M-real's result.

Outlook for the current year

European economic growth picked up in 2004 compared with 2003. The growth is estimated to have remained at a moderate level of about 2 per cent. Economic growth in North America and Asia also improved compared with the previous year. In 2005 economic growth is generally forecast to slow down in Europe and North America as well as in Asia. The amount of money spent on printed advertising, which moves fairly much in tandem with economic growth, is estimated to increase in Western Europe at last year's rate. A continued weakening of the United States dollar would have a negative impact on the price competitiveness of dollar-based exports by the west European forest industry.

Paper demand held up well in the last quarter of 2004. Apart from uncoated fine paper, M-real's paper deliveries to all the main markets grew. Production capacity was nevertheless still underutilized. M-real's deliveries of paperboard were at the previous quarter's good level. Demand for paper and paperboard is expected to remain good providing that the general economic trend and the growth in printed advertising remain favourable.

Average prices of coated fine paper, coated magazine paper and folding boxboard are forecast to be at a somewhat higher level at the close of the first quarter than they were in the last quarter of 2004.

M-real's first-quarter result before taxes and excluding non-recurring items is forecast to be slightly in the red.

Espoo, 4 February 2005

BOARD OF DIRECTORS

Consolidated Profit and Loss Account

	Note	1 Jan–31 Dec 2004		%	1 Jan–31 Dec 2003		%
Turnover	1		**5 460.3**	**100.0**		6 044.1	100.0
Change in stocks of finished goods and in work in progress			**5.2**			-8.6	
Share of profit from associated companies	2		**-7.4**			-5.2	
Other operating income	3		**86.3**			73.8	
Materials and services							
Raw materials and consumables	27	**3 158.0**			3 286.1		
Costs of external services		**224.8**			278.0		
Employee costs	4, 27	**917.3**			1 044.3		
Depreciation	5, 27	**461.5**			481.0		
Other operating expenses	27	**857.5**	**5 619.1**		940.9	6 030.3	
Operating profit			**-74.7**	**-1.4**		73.8	1.2
Financial income and expense	6, 7						
Interest income from Group companies		**0.8**			0.2		
Income from other financial investments		**2.0**			1.9		
Other interest and similar income		**15.5**			15.9		
Net exchange gains/losses		**12.5**			20.7		
Interest expense and similar charges		**-165.1**	**-134.3**		-192.7	-154.0	
Profit before extraordinary items			**-209.0**	**-3.8**		-80.2	-1.3
Extraordinary items	8						
Extraordinary income		**198.2**			0.9		
Extraordinary expenses		**0.0**	**198.2**		-16.0	-15.1	
Profit before taxes			**-10.8**	**-0.2**		-95.3	-1.6
Tax expense	9		**-3.1**			-0.7	
Profit before minority interest			**-13.9**	**-0.3**		-96.0	-1.6
Minority interest			**-1.4**			1.0	
Profit for the financial period			**-15.3**	**-0.3**		-95.0	-1.6

Profit analysis

Turnover ■ Consolidated turnover was euros 5 460 million (6 044 million in 2003). Turnover generated by companies acquired in 2004 was euros 19 million whereas the turnover of companies divested was euros 665 million. Divestments affecting turnover were not made in 2003. Comparable turnover thus increased by about euros 60 million, or 1.2 per cent.

Operating result ■ M-real's consolidated operating result was down euros 149 million to operating loss euros 75 million. The operating result includes euros 73 million of non-recurring net expenses (15). Non-recurring income amounted to euros 27 million (16) and non-recurring expenses were euros 100 million (31). The operating result net of non-recurring items was a loss of euros 2 million (a profit of 89 million). The operating result was weakened by the fall in the price of paper and the appreciation of the euro. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Apart from Cartons and Map Merchants, all the businesses reported a weaker operating result, excluding non-recurring items.

The improved profitability of the Cartons business and Map Merchants was attributable to the growth in delivery volumes as well as to the positive effects of the implemented cost savings and efficiency improvement measures.

The profitability of the Graphics products and speciality papers and Offices businesses' were weakened by the fall in the average selling price and the appreciation of the euro.

Result before extraordinary items ■ The result before extraordinary items was a loss of euros 209 million (a loss of 80 million). The result includes non-recurring net expenses of euros 90 million (43). Net financial expenses excluding foreign exchange gains as well as non-recurring items were euros 130 million (147). The interest expenses were reduced by the euros 948 million reduction in net interest bearing debt. The average interest rate was at the previous year's level. Foreign exchange gains on financial items were euros 12 million (21).

Extraordinary items ■ Extraordinary income include a capital gain of euros 194 million on the sale of Metsä Tissue as well as a euros 4.2 million gain from discharging the unused portion of the expense provision for terminating the Price & Pierce trading business, which was entered in 2003.

Taxation and minority interest

The Group's total direct taxes were euros 3 million (1), of which euros 55 million represented taxes payable for the financial year.

Turnover by business area,
%/€ mill.


Map Merchant Group, 26%,
€ 1 368 mill.
Cartons 17%,
€ 880 mill.
Offices 13%,
€ 670 mill
Graphics Products and
Speciality Papers 44%,
€ 2 378 ml

Operating result by business area, € mill.


80
40
0
-40
-80
Cartons
Graphics Products and
Speciality Papers
Offices
Map Merchant Group

Consolidated Balance Sheet

Assets	Note	31 Dec 2004		%	31 Dec 2003		%
Fixed assets							
Intangible assets	10						
Intangible rights		**66.9**			63.7		
Purchased goodwill		**7.8**			15.7		
Goodwill arising on consolidation		**579.3**			690.9		
Other capitalized expenditure		**11.9**	**665.9**	**10.4**	18.5	788.8	11.1
Tangible assets	10, 12, 27						
Land		**346.4**			348.4		
Buildings		**690.5**			813.2		
Plant and equipment		**2 130.0**			2 453.7		
Other tangible assets		**101.0**			87.0		
Payments in advance and assets in the course of		**101.2**	**3 369.1**	**52.7**	72.3	3 774.6	53.1
Financial investments	11, 12						
Shares in Group companies		**0.6**			0.7		
Amounts owed by Group companies		**17.6**			17.6		
Investments in associated companies		**69.4**			86.4		
Amounts owed by associated companies		**14.8**			17.9		
Other investments		**49.4**			59.6		
Other receivables		**11.9**	**163.7**	**2.6**	23.1	205.3	2.9
Fixed assets, total			**4 198.7**	**65.7**		4 768.7	67.1
Current assets							
Inventories							
Raw materials and consumables		**240.2**			265.8		
Finished goods and goods for resale		**465.2**			495.5		
Advance payments		**21.4**	**726.8**	**11.4**	40.7	802.0	11.3
Receivables	14, 15, 17						
Accounts receivable		**922.7**			1 001.8		
Amounts owed by Group companies		**40.6**			72.0		
Amounts owed by associated companies		**9.5**			9.0		
Loan receivables		**0.5**			0.2		
Other receivables		**138.3**			152.1		
Prepayments and accrued income	16	**115.7**	**1 227.3**	**19.1**	116.8	1 351.9	19.0
Investments							
Current financial assets (other than securities)			**127.9**	**2.0**		55.4	0.8
Cash at bank and in hand			**113.7**	**1.8**		128.2	1.8
Current assets, total			**2 195.7**	**34.3**		2 337.5	32.9
Assets, total			**6 394.4**	**100.0**		7 106.2	100.0

Consolidated Balance Sheet

Shareholders' equity and liabilities	Note	31 Dec 2004		%	31 Dec 2003		%
Shareholders' equity	18						
Share capital		**557.9**			304.3		
Share premium account		**666.8**			472.9		
Revaluation reserve		**104.6**			104.6		
Other reserves		**1.7**			1.7		
Retained earnings		**1311.1**			1 456.8		
Profit for the financial period		**-15.3**	**2 626.8**	**41.1**	-95.0	2 245.3	31.6
Minority interest			**23.9**	**0.4**		18.9	0.3
Provisions for liabilities and charges	19, 27		**58.1**	**0.9**		77.4	1.1
Liabilities	20, 21						
Long-term liabilities	23						
Bonds and debentures		**875.7**			940.2		
Loans from financial institutions		**482.0**			1 310.7		
Pension premium loans		**97.1**			123.8		
Deferred tax liabilities	22	**378.7**			431.9		
Other liabilities		**174.7**			214.1		
Accruals and prepaid income	25	**11.6**	**2 019.8**	**31.5**	9.9	3 030.6	42.6
Short-term liabilities	24						
Bonds and debentures		**132.5**			10.0		
Loans from financial institutions		**69.2**			188.1		
Pension premium loans		**15.9**			16.4		
Advance payments		**0.7**			2.2		
Accounts payable		**302.5**			367.7		
Bills of exchange payable		**14.3**			13.0		
Amounts owed to Group companies		**356.8**			415.7		
Amounts owed to associated companies		**86.0**			84.3		
Other liabilities		**343.5**			270.5		
Accruals and prepaid income	25	**344.4**	**1 665.8**	**26.1**	366.1	1 734.0	24.4
Liabilities total			**3 685.6**	**57.6**		4 764.6	67.0
Shareholders' equity and liabilities, total			**6 394.4**	**100.0**		7 106.2	100.0

Balance sheet analysis

Assets and capital employed ■ The Group's total assets stood at euros 6394 million, which is about 712 million euros lower than at the end of the previous year. The changes that took place in the Group's balance sheet structure were:

euros million	
Capital expenditure on fixed asset	239
Depreciation	-462
Fixed assets and consolidation goodwill of Metsä Tissue	-330
Fixes assets less negative goodwill of Kemiart Liners	+26
Shares in associated companies and other shares	-27
Inventories *	-75
Accounts receivable *	-79
Liquid funds	+58
Other items *	-62
Changes, total	**-712**

* includes the effects of acquired and divested companies

Total assets were increased mainly by capital expenditures on fixed assets as well as the purchase of the shares in Kemiart Liners Oy. By contrast, total assets were reduced by the sale of Metsä Tissue, depreciation that was greater than capital expenditures on fixed assets as well as by decreased inventories and accounts receivable. Accounts receivable were reduced by lower sales in euros. The Group's liquid funds amounted to euros 242 million (184). Capital expenditures during the financial year are discussed in the Report of the Board of Directors. At the end of the year, capital employed totalled euros 5 135 million. Its breakdown by business is shown in the table below.

Financing ■ Consolidated shareholders' equity net of minority interests was euros 2627 million at the end of the year (2245). Shareholders' equity was increased by the net funds of euros 430 million raised in the rights offering. Interest-bearing liabilities stood at euros 2484 million, a decrease of euros 940 million compared with the figure a year earlier. The debt was paid down by the proceeds from the rights offering as well as from the sale of Metsä Tissue

Interest-bearing net liabilities (= interest-bearing liabilities less liquid funds and other interest-bearing receivables) amounted to euros 2161 million at the end of the financial year (3109).

Key ratios ■ The return on capital employed fell as a consequence of weakened profitability and was -1.0 per cent (1.6). The equity ratio was 41.5 per cent (31.9) and the gearing ratio was 82 per cent (137).

Return on capital employed

euros million	2004	2003	**change**
Cartons	913	882	**+31**
Graphics products and	2 592	2 850	**-258**
Offices	854	839	**+15**
Map Merchant Group	388	383	**+5**
Others	388	734	**-346**
Group total	5 135	5 688	**-553**

Return on capital employed, %


12
8
4
0
-2
00 01 02 03 04

Equity ratio, %


50
40
30
20
10
00 01 02 03 04

Gearing ratio, %


200
150
100
50
00 01 02 03 04

Cash flow statements

	Group		Parent company	
	2004	2003	**2004**	2003
Funds from operations				
Operating profit *	**-67.3**	78.9	**-19.1**	-26.2
Depreciation according to plan	**461.5**	481.0	**119.1**	119.2
Change in provisions for liabilities and charges	**4.7**	-4.9	**-4.2**	8.8
Net financial items *	**-133.9**	-117.8	**194.5**	241.5
Taxation *	**-27.5**	-19.9	**-22.0**	-5.1
Total	**237.5**	417.3	**268.3**	338.2
Change in working capital				
Inventories (increase -, decrease +)	**24.2**	14.4	**8.1**	0.9
Current receivables (increase -, decrease +)	**-20.6**	101.4	**-42.6**	-42.9
Non-interest-bearing current liabilities (increase +, decrease -)	**16.0**	-108.0	**9.0**	-7.3
Total	**19.6**	7.8	**-25.5**	-49.3
Cash flow from operations	**257.1**	425.1	**242.8**	288.9
Change in fixed assets				
Gross capital expenditures	**-258.8**	-396.7	**-154.6**	-61.0
Disposals and other changes in fixed assets	**434.2**	-2.5	**-15.5**	107.4
Cash flow after capital expenditures	**432.5**	25.9	**72.7**	335.3
Financing				
Share issue	**447.5**		**447.5**	
Change in interest-bearing liabilities (increase +, decrease -)	**-940.1**	62.7	**-517.5**	-412.6
Interest-bearing net liabilities of companies acquired and divested	**121.5**	-8.5		
Change in interest-bearing long-term receivables (increase -, decrease +)	**50.2**	11.0	**-42.8**	228.1
Dividend	**-53.7**	-107.4	**-53.7**	-107.4
Group contribution			**100.1**	11.7
Other changes			**-4.2**	-36.5
Change in liquid funds	**57.9**	-16.3	**2.1**	18.6

Group				
	31 Dec 2004	Change	31 Dec 2003	Change
Interest-bearing net liabilities	**2 484.1**	-940.1	3 424.2	62.7
Interest-bearing receivables	**-81.3**	50.2	-131.5	11.0
Liquid funds	**-241.5**	-57.9	-183.6	16.3
Interest-bearing liabilities	**2 161.3**	-947.8	3 109.1	90.0

* For the Group stated after elimination of the effect of associated company accounting.

Cash flow analysis

Cash flow from operations ■ Cash flow from operations, net of the effect of acquisitions and divestments, fell clearly and was euros 257 million (425). Funds from operations decreased by 43 per cent to euros 238 million (417). The drop in funds from operations was attributable to the euros 166 million decrease in the operating margin (operating profit plus depreciation) adjusted for interests in associated companies, the euros 16 million increase in financial expenses as well as the euros 8 million increase in taxes. Against this, funds from operations were slightly increased by the euros 10 million more favourable change in the provisions for liabilities and charges.

Inventories decreased by euros 24 million, accounts receivable and other current receivables increased by euros 21 million and interest free liabilities increased by euros 16 million. As a consequence the reduction in working capital, excluding the effects of acquisitions and divestments, freed up cash flow of euros 20 million.

Capital expenditures and other changes in fixed assets ■ The Group's gross capital expenditures amounted to euros 259 million, of which euros 239 million went for fixed assets and euros 20 million represented the purchase price of shares in acquired companies.

Funds from operations, € million



800
600
400
200
00
01
02
03
04

Capital financing ■ The rights offering increased equity by euros 448 million. Interest-bearing liabilities were decreased by euros 940 million. The company paid a dividend of euros 0.25 per share, or euros 54 million.

Interest-bearing net liabilities ■ Despite the weak cash flow from operations the funds received from the sale of Metsä Tissue and the funds raised in the rights offering the interest bearing net liabilities decreased by euros 948 million and totalled euros 2 161 million at the end of the financial year.

	euros
Cash flow form operations	257
Divestments and other changes	434
Rights offering	448
	1 139
Capital expenditures on fixed assets	–239
Acquisitions and share purchases	–20
Dividend	–54
Interest bearing net liabilities of acquired and divested companies	122
Increase of interest bearing net liabilities	–948

Parent Company Profit and Loss Account

	Note	1 Jan–31 Dec 2004		%	1 Jan–31 Dec 2003		%
Turnover			**1 511.2**	**100.0**		1 474.5	100.0
Change in stocks of finished goods and in work			**2.0**			−9.2	
Other operating income	3		**73.2**			41.5	
Materials and services							
Raw materials and consumables		**819.9**			767.9		
Costs of external services		**129.0**			125.6		
Employee costs	4	**223.6**			227.8		
Depreciation	5	**119.1**			119.2		
Other operating expenses		**313.9**	**1 605.5**		292.5	1 533.0	
Operating profit			**−19.1**	**−1.3**		−26.2	−1.8
Financial income and expense	6, 7						
Interest income from Group companies		**244.0**			219.9		
Income from other financial investments		**89.7**			130.2		
Other interest and similar income		**13.2**			22.0		
Net exchange gains/losses		**3.7**			54.1		
Interest expense and similar charges		**−156.1**	**194.5**		−184.7	241.5	
Profit before extraordinary items			**175.4**	**11.6**		215.3	14.6
Extraordinary items	8						
Extraordinary income		**103.8**			12.6		
Extraordinary expenses		**−8.2**	**95.6**		−40.4	−27.8	
Profit before appropriations and taxes			**271.0**	**17.9**		187.5	12.7
Appropriations							
Change in depreciation differencies			**22.0**			3.3	
Tax expense	9		**−22.0**			−5.1	
Profit for the financial period			**271.0**	**17.9**		185.7	12.6

Parent Company Balance Sheet

Assets	Note	31 Dec 2004		%	31 Dec 2003		%
Fixed assets							
Intangible assets	10						
Intangible rights		**18.2**			21.5		
Purchased goodwill		**4.0**			5.8		
Other capitalized expenditure		**3.0**	**25.2**	**0.4**	3.9	31.2	0.6
Tangible assets	10, 12						
Land		**23.0**			22.8		
Buildings		**199.9**			211.7		
Plant and equipment		**694.8**			767.6		
Other tangible assets		**6.8**			7.4		
Payments in advance and assets in the course		**57.4**	**981.9**	**17.8**	11.1	1 020.6	18.9
Financial investments	11, 12						
Shares in Group companies		**1 941.0**			1 824.6		
Amounts owed by Group companies		**996.9**			994.6		
Investments in associated companies		**405.6**			415.1		
Amounts owed by associated companies		**8.7**			9.0		
Other investments		**43.5**			54.9		
Other receivables		**1.6**	**3 397.3**	**61.5**	2.0	3 300.2	61.2
Fixed assets, total			**4 404.4**	**79.7**		4 352.0	80.7
Current assets							
Inventories							
Raw materials and consumables		**51.3**			52.0		
Finished goods and goods for resale		**124.0**			121.9		
Advance payments		**4.9**	**180.2**	**3.3**	14.4	188.3	3.5
Receivables	14, 15, 17						
Accounts receivable		**138.2**			36.2		
Amounts owed by Group companies		**614.9**			631.4		
Amounts owed by associated companies		**0.2**			0.2		
Other receivables		**28.4**			28.8		
Prepayments and accrued income	16	**55.6**	**837.3**	**15.2**	56.9	753.5	14.0
Investments							
Current financial assets (other than securities)			**0.0**	**0.0**		0.9	0.0
Cash at bank and in hand			**101.5**	**1.8**		98.6	1.8
Current assets, total			**1 119.0**	**20.3**		1 041.3	19.3
Assets, total			**5 523.4**	**100.0**		5 393.3	100.0

Parent Company Balance Sheet

Shareholders' equity and liabilities	Note	31 Dec 2004		%	31 Dec 2003		%
Shareholders' equity	18						
Share capital		**557.9**			304.3		
Share premium account		**663.8**			469.9		
Revaluation reserve		**81.7**			81.7		
Retained earnings		**963.7**			831.8		
Profit for the financial period		**271.0**	**2 538.1**	**45.9**	185.7	1 873.4	34.7
Appropriations							
Accumulated depreciation difference			**550.3**	**10.0**		572.2	10.6
Provisions for liabilities and charges	19		**20.3**	**0.4**		24.6	0.5
Liabilities	20, 21						
Long-term liabilities	23						
Bonds and debentures		**962.1**			940.2		
Loans from financial institutions		**404.9**			1 197.5		
Pension premium loans		**97.1**			113.0		
Other liabilities		**1.4**	**1 465.5**	**26.5**	1.3	2 252.0	41.8
Short-term liabilities	24						
Bonds and debentures		**142.5**			10.0		
Loans from financial institutions		**7.0**			13.3		
Pension premium loans		**15.9**			15.9		
Advance payments		**0.2**			0.1		
Accounts payable		**57.6**			41.3		
Amounts owed to Group companies		**607.4**			446.2		
Amounts owed to associated companies		**2.9**			8.6		
Other liabilities		**9.2**			13.2		
Accruals and prepaid income	25	**106.5**	**949.2**	**17.2**	122.5	671.1	12.4
Liabilities, total			**2 414.7**	**43.7**		2 923.1	54.2
Shareholders' equity and liabilities, total			**5 523.4**	**100.0**		5 393.3	100.0

Accounting principles

The financial statements of M-real Corporation and the Group have been prepared in accordance with Finnish accounting practice. The figures are stated in euro.

Principles of consolidation

Companies belonging to the same group ■ The companies within the same group are, in addition to M-real Corporation and its subsidiaries, M-real Corporation's parent company, Metsäliitto Osuuskunta and its other subsidiaries.

Subsidiaries ■ The consolidated financial statements include the accounts of M-real Corporation and all those subsidiaries in which the parent company controlled, directly or indirectly, over 50 per cent of the voting rights at 31 December 2004, with the exception of housing and property companies. These companies do not have a material effect on the Group's result of operations and financial position as set forth by the financial statements.

The financial period of all companies ended on December 31, 2004.

Subsidiaries acquired or established during the financial period have been consolidated from the date of their acquisition. Companies in which a controlling interest has been given up during the financial year are included in the consolidated financial statements up to the time of relinquishing control.

The accounts of subsidiaries outside Finland have been consolidated using the unified accounting principles applied by the Group, which are based on Finnish accounting practice.

The purchase method of consolidation has been adopted. Goodwill, being the excess of purchase consideration over the net assets of an acquired company, is allocated to the fixed assets of the company in the cases where the fair value exceeds the carrying value of asset in question. This portion of goodwill is amortized in accordance with the depreciation principles of the assets in question. The unallocated portion of the goodwill is shown under intangible assets in the balance sheet. The goodwill arising from the purchase of production capacity or a significant market share is amortised on a straight-line basis over the estimated economic life not exceeding ten years, and other goodwill over five years and, in special situations, over maximum of 20 years.

All intra-Group transactions, unrealized margins on internal deliveries, internal receivables and liabilities as well as internal distribution of profits have been eliminated.

Minority interests have been disclosed separately from the Group's profit and shareholders' equity and stated as a separate item.

Resource companies ■ The profit and loss account and balance sheet items as well as the notes to the accounts of the resource company Oy Metsä-Botnia Ab and its subsidiaries along with Kemiart Liners Oy have been consolidated using the line-by-line method proportionate to the M-real Group's holding. Kemiartliners Oy has been consolidated as subsidiary from July 1 since it became a wholly owned subsidiary of M-real.

Associated companies ■ The main associated companies, in which M-real Corporation's holding and number of votes either directly or indirectly is 20–50 per cent, are consolidated according to the equity method. M-real's share of the results of associated companies is stated in the profit and loss account on the line "Share of Profits from Associated Companies."

Goodwill arising on investments in associated companies is amortized over five years or a longer estimated period of its useful life not exceeding ten years. Straight-line depreciation of goodwill is stated in the profit and loss account on the line "Share of Profits from Associated Companies."

A list of major associated companies is given in the share specification under "Shares and investments" on pages 42.

Turnover

Turnover is calculated after deduction of indirect sales taxes, trade discounts and refunds. Turnover also includes exchange differences arising on translation of trade receivables and derivative contracts relating to the hedging of sales revenues.

Transactions and balance sheet items in foreign currency

In translating items denominated in foreign currency, the European Central Bank middle rate has been applied.

The profit and loss accounts of subsidiaries outside the euro-zone have been translated into euro amounts at the average rate during the financial year and the balance sheets at the rate on the closing date. Translation differences arising on the elimination of intra-Group shareholdings have been entered in shareholders' equity. The Group partially hedges the foreign currency-denominated shareholders' equity amounts of its subsidiaries outside the euro-zone by means of loans denominated in foreign currency and foreign exchange derivatives.

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the date of the transaction. Receivables and liabilities denominated in foreign currency have been translated into euro amounts at the exchange rate on the balance sheet date.

Exchange rate differences arising from derivative contracts used to hedge sales or purchases have been entered as an adjustment to the corresponding item in the profit and loss account. Foreign exchange gains and losses on denominated out in foreign currencies have been booked to exchange gains/losses under financial income and expense. The net exchange gains and losses arising are periodized over the period to be hedged. The exchange rate differences of derivative contracts as well as loans that are classified as instruments hedging future cash flows have been entered to profit and loss account concurrently with the hedged cash flow in accordance with the principles of hedge accounting.

Pensions and pension funding

Statutory pension cover for employees of the parent company and its subsidiaries in Finland is provided by payments to insurance companies. In addition, some salaried employees have supplementary pension arrangements, which are either funded (by contributors to insured schemes or to the Metsäliitto Employees' Pension Foundation) or held at the employer's own risk.

The Metsäliitto Employees' Pension Foundation is fully funded based on the current value of its assets.

Pension insurance premiums have been periodized to correspond to the accrual-based wages and salaries included in the profit and loss account. The uncovered pension liability in Finland, which is the employer's own responsibility, has been stated in the balance sheet as the pension liability under long-term liabilities.

Pension arrangements in subsidiaries outside Finland have been made in accordance with local practice.

Pension costs and liabilities have been included in the consolidated financial statements accounted in accordance with the local rules of each country.

Establishment costs, research and development

Establishment costs as well as research and development costs are expensed as incurred.

Inventories

Inventories are valued at cost, including the variable costs of manufacture and an appropriate portion of the fixed costs of their procurement and manufacture. However the value of items of inventories must not exceed the probable net realizable value or replacement value.

Tangible fixed assets and depreciation

Fixed assets are stated at historical cost less accumulated depreciation according to plan and value adjustments. In addition, the balance sheet value includes certain revaluations of land areas, shares and buildings.

Depreciation charged in the profit and loss account is calculated on a straight-line basis so as to write off the cost of fixed assets over their expected useful lives. The useful lives of fixed assets, broken down by the type of asset, are:

Buildings and constructions	20–40 years
Heavy machinery of power plants	20–40 years
Other heavy machinery	20 years
Light machinery and equipment	5–15 years
Other items	5–10 years

Depreciation is not recorded on the purchase cost of land and water areas and on revaluations.

Leasing

As a rule, leasing payments are treated as rental expenses. Major assets held under finance leases are included in fixed assets and the capital element of the leasing commitments is included under liabilities.

Environmental expenditure

Environmental expenditure comprises the specifiable expenses of environmental protection measures aiming primarily at combating, remedying or alleviating environmental damage.

Extraordinary income and expenses

Substantial income and expenses arising on transactions of an abnormal nature, such as the divestment of businesses, are presented in the profit and loss account as extraordinary items.

Appropriations

In Finland and certain other countries tax regulations allow a portion of profit before taxation to be transferred to untaxed reserves in the balance sheet. These appropriations are deductible for tax purposes only if they are recorded in the company's financial statements. The most substantial of these appropriations is the depreciation difference of fixed assets. These items are presented in the appropriations in the profit and loss account.

Changes in the appropriations included in the financial statements of group companies are divided into the change in deferred tax liability and the profit for the financial period in the consolidated profit and loss statement.

Accumulated appropriations in the consolidated balance sheet have been divided into deferred tax liabilities and shareholders' equity and the portion belonging to minority interest has been separated out.

Future costs and losses

Future costs and losses to which the Group is committed and which are likely to be realized are included in the profit and loss account under the appropriate expense heading and in the balance sheet under provisions whenever the precise amount and the time of occurrence is not known and in other cases they are included in accrued liabilities.

Income taxes

Taxes included in consolidated profit and loss account are based on the taxable profits of group companies for the financial period calculated in accordance with the local tax regulations. Taxes also include tax adjustments for previous periods and the change in deferred taxes.

The requirements of the Finnish Accounting Act have been observed in stating deferred taxes. Deferred tax liabilities and assets have been calculated on all the material timing differences and consolidation measures which reflect a difference between taxation and the financial statements and have an impact on earnings as well as from appropriations, applying the tax rate for subsequent years, which has been confirmed on the balance sheet date. The balance sheet includes deferred taxes in their entirety and deferred tax assets in the estimated probable amount of the future tax benefit.

1. Breakdown of turnover

Turnover and Operating profit by business areas

	Turnover		Operating profit	
	Group		Group	
	2004	2003	**2004**	2003
Cartons	**879.7**	809.0	**60.3**	33.3
Graphics Products and Speciality Papers	**2 377.9**	2 348.0	**-90.0**	24.3
Offices	**670.0**	682.9	**-3.9**	48.2
Map Merchant Group	**1 368.4**	1 392.6	**4.7**	6.5
Internal sales and other operations	**164.3**	811.6	**-45.8**	-38.5
M-real Group	**5 460.3**	6 044.1	**-74.7**	73.8

Turnover by country

	Group	
	2004	2003
Great Britain	**1 055.4**	1 115.4
Germany	**797.1**	927.1
France	**378.0**	434.0
Finland	**345.2**	392.5
Italy	**223.0**	245.3
USA	**205.9**	188.2
Spain	**204.8**	207.9
The Netherlands	**201.4**	234.5
Sweden	**183.7**	270.1
Poland	**161.9**	175.7
Belgium	**132.8**	162.5
Switzerland	**122.7**	149.4
Austria	**102.0**	111.6
Russia	**94.6**	88.5
Denmark	**84.1**	133.3
Australia	**80.7**	76.1
China	**77.4**	84.3
Norway	**54.5**	112.4
Baltic countries	**49.2**	49.7
Canada	**49.1**	53.7
Hong Kong	**46.4**	37.6
Greece	**46.1**	37.9
Ireland	**44.1**	56.4
Japan	**35.4**	35.0
Portugal	**10.9**	11.0
India	**6.2**	8.5
Other Europe	**295.5**	258.1
Other Asia	**168.2**	148.9
Other countries	**204.0**	238.5
M-real Group	**5 460.3**	6 044.1

2. Share of results of associated companies

	Percentage holding %	Share of profit	Goodwill amor-tization	Share of profits of the companies	Goodwill remaining
Myllykoski Paper Oy	35.0	-0.6	-8.6	-9.2	19.5
Other associated companies		1.8		1.8	
		1.2	-8.6	-7.4	19.5

The unamortized amount of consolidated goodwill for associated companies at 31 Dec. 2003 was euros 19.5 million (2003: 28.2); none of the Group reserves was left uncredited to income (2003: EUR 0.0).

	Group		Parent Company	
	2004	2003	**2004**	2003
3. Other operating income				
Rental income	**3.4**	4.0	**2.6**	2.7
Gains on disposal of fixed assets	**14.3**	11.1	**4.4**	4.6
Service revenues	**12.3**	12.2	**55.9**	15.7
Other items	**56.3**	46.5	**10.3**	18.5
	86.3	73.8	**73.2**	41.5
4. Employee costs				
Wages and salaries for working hours	**629.9**	713.5	**128.6**	127.4
Pension expenses	**83.4**	82.5	**30.0**	36.7
Other employee expenses	**204.0**	248.3	**65.0**	63.7
	917.3	1 044.3	**223.6**	227.8
Salaries and emoluments paid to management				
Managing directors and their alternates	**10.6**	11.3	**0.4**	0.6
Members of the board and deputies	**0.5**	0.9	**0.4**	0.3
	11.1	12.2	**0.8**	0.9

Pension commitments to management

Management pension commitments exist only for the Group's German companies for which the items have been charged to earnings and entered as a liability in the balance sheet. The Group has no off balance-sheet pension liabilities on behalf of management.

The President of the parent company as well as certain other members of the Group's management have the right to retire on a pension at the age of 62 years.

The parent company has no commitments on behalf of persons belonging to the above-mentioned bodies or who have previously belonged to them.

Personnel by business area, average

	Group	
	2004	2003
Cartons	**2 842**	2 970
Graphics products and Speciality papers	**6 670**	6 957
Offices	**2 036**	2 107
Map Merchant Group	**2 528**	2 554
Other operations	**2 414**	5 784
M-real Group	**16 490**	20 372

Personnel at year end

	Group	
	2004	2003
Finland	**4 912**	5 835
Germany	**2 873**	4 148
Great Britain	**1 832**	1 875
Sweden	**1 691**	2 334
Austria	**872**	871
France	**824**	884
Switzerland	**570**	577
Hungary	**543**	575
Belgium	**392**	407
The Netherlands	**342**	361
Poland	**169**	795
Other countries	**940**	974
M-real Group	**15 960**	19 636

	Group		Parent Company	
	2004	2003	**2004**	2003
5. Depreciation				
Depreciation according to plan				
Intangible rights	**22.1**	20.7	**5.1**	6.3
Purchased goodwill	**2.9**	4.9	**1.8**	1.8
Consolidation goodwill	**43.1**	65.1		
Recognition of Group reserve as income	**-14.4**	-4.0		
Other capitalized expenditure	**2.5**	2.6	**0.7**	0.8
Buildings and constructions	**53.1**	53.3	**13.5**	13.5
Machinery and equipment	**333.7**	328.6	**97.2**	96.0
Other tangible assets	**18.5**	9.8	**0.8**	0.8
Total depreciation according to plan	**461.5**	481.0	**119.1**	119.2
Depreciation difference			**-20.5**	-2.8
Total depreciation			**98.6**	116.4
6. Financial income and expenses				
Dividend income	**2.2**	1.8	**288.7**	292.9
Interest income from non-current investments	**0.7**	0.2	**45.0**	57.2
Other interest income	**15.4**	14.8	**13.2**	21.9
Other financial income	**0.1**	1.1		
Write-downs on non-current investments	**-0.1**	1.2		
Interest expenses	**-134.4**	-181.9	**-126.4**	-174.1
Share issue expenses	**-17.3**		**-17.3**	
Other financial expenses	**-13.4**	-11.9	**-12.4**	-10.5
	-146.8	-174.7	**190.8**	187.4
Exchange rate differences	**12.5**	20.7	**3.7**	54.1
Financial income and expenses, total	**-134.3**	-154.0	**194.5**	241.5
7. Exchange gains/losses in the profit and loss account				
Exchange differences on sales				
Exchange differences on derivatives	**-10.7**	25.4	**4.1**	5.5
Other exchange differences	**10.4**	-42.0	**-3.8**	-18.3
	-0.3	-16.6	**0.3**	-12.8
Exchange differences on purchases				
Exchange differences on derivatives	**-0.4**	-1.2		
Other exchange differences	**2.7**	9.9	**0.3**	0.6
	2.3	8.7	**0.3**	0.6
Exchange differences on financing				
Exchange gains				
Realized	**111.2**	228.1	**98.7**	235.1
Unrealized	**1.5**	1.8	**7.7**	20.3
Exchange losses				
Realized	**-99.8**	-187.4	**-102.5**	-183.0
Unrealized	**-0.4**	-21.8	**-0.2**	-18.3
	12.5	20.7	**3.7**	54.1
Exchange differences, total	**14.5**	12.8	**4.3**	41.9

	Group		Parent Company	
	2004	2003	**2004**	2003
8. Extraordinary income and expenses				
Extraordinary income				
Capital gain on the divestment of Metsä-Tissue	**194.0**			
Reversal of provision for restructuring	**4.2**			
Capital gain on the sale of shares		0.9		0.9
Group contribution received			**103.8**	11.7
Extraordinary expenses				
Group contribution granted			**-3.7**	
Business reorganisation items		-16.0	**-4.5**	-40.4
Extraordinary income and expenses, total	**198.2**	-15.1	**95.6**	-27.8

	Group		Parent Company	
	2004	2003	**2004**	2003
9. Income taxes				
Income taxes for the financial period	**-55.3**	-31.2	**-22.0**	-5.3
Income taxes for previous periods	**0.2**	12.2		0.2
Change in deferred taxes	**52.0**	18.3		
Tax expense, total	**-3.1**	-0.7	**-22.0**	-5.1
Income taxes on ordinary operations	**18.7**	-24.3	**-49.7**	-13.4
Income taxes on extraordinary items	**-22.0**	11.4	**27.7**	8.1
	-3.3	-12.9	**-22.0**	-5.3
Change in deferred tax liabilities				
From appropriations and other periodization differences	**64.3**	-4.5		
Netting against assets	**-12.3**	1.9		
	52.0	-2.6		
Change in deferred tax assets				
For appropriations and other periodization differences	**-14.6**	13.6		
From consolidation	**2.3**	9.2		
Netting against liabilities	**12.3**	-1.9		
	0.0	20.9		

10. Intangible and tangible assets

	Intangible rights	Purchased goodwill	Con-solidation goodwill	Other capitalized expenditure	Land	Buildings	Plant and equipment	Other tangible assets	Construc-tion in progress
Group									
Acquisition costs, 1 Jan	135.2	40.7	956.4	59.6	220.2	1 412.3	5 960.3	170.3	72.3
Increases during the period	24.4	0.1	1.6	0.9	11.1	8.4	117.1	29.2	100.9
Transfers between items	3.7			-3.7	0.1	0.8	21.9	3.9	-26.7
Decreases during the period	-8.4	-12.9	-116.2	-5.0	-13.1	-153.7	-469.9	-5.0	-45.3
Acquisition costs, 31 Dec 2004	154.9	27.9	841.8	51.8	218.3	1 267.8	5 629.4	198.4	101.2
Accumulated depreciation 1 Jan	-71.5	-25.0	-265.5	-41.1	-1.9	-635.3	-3 506.6	-83.3	
Accumulated difference on deductions and transfers	5.6	7.8	31.7	3.7		75.4	340.9	4.4	
Depreciation for the period	-22.1	-2.9	-28.7	-2.5	-0.1	-53.0	-333.7	-18.5	
Accumulated depreciation 31 Dec 2004	-88.0	-20.1	-262.5	-39.9	-2.0	-612.9	-3 499.4	-97.4	
Revaluations, 1 Jan					130.1	36.2			
Reduction in revaluations						-0.5			
Revaluations, 31 Dec					130.1	35.7			
Book value, 31 Dec 2004	66.9	7.8	579.3	11.9	346.4	690.6	2 130.0	101.0	101.2
Book value, 31 Dec 2003	63.7	15.7	690.9	18.5	348.4	813.2	2 453.7	87.0	72.3

Increases/decreases include fixed assets of subsidiaries acquired/sold. Accumulated depreciation include accumulated depreciation of acquired subsidiaries. The "Plant and equipment" account includes euros 2 113 million for production machinery and equipment.

	Intangible rights	Purchased goodwill	Other capitalized expenditure	Land	Buildings	Plant and equipment	Other tangible assets	Construc-tion in progress
Parent Company								
Acquisition costs. 1 Jan.	51.6	20.0	36.0	22.8	314.5	1 499.7	14.0	11.1
Increases during the period	1.8			0.3	1.9	19.5	0.2	54.2
Transfers between items	0.8				-0.5	3.1		-4.5
Decreases during the period	-1.3		-1.1	-0.1	-1.0	-3.1		-3.4
Acquisition costs, 31 Dec 2004	52.9	20.0	34.9	23.0	314.9	1 519.2	14.2	57.4
Accumulated depreciation 1 Jan	-30.1	-14.2	-32.1		-102.9	-732.1	-6.6	
Accumulated difference on deductions and transfers	0.5		0.9		1.4	4.9		
Depreciation for the period	-5.1	-1.8	-0.7		-13.5	-97.2	-0.8	
Accumulated depreciation 31 Dec 2004	-34.7	-16.0	-31.9		-115.0	-824.4	-7.4	
Book value, 31 Dec 2004	18.2	4.0	3.0	23.0	199.9	694.8	6.8	57.4
Book value, 31 Dec 2003	21.5	5.8	3.9	22.8	211.7	767.6	7.4	11.1

The "Plant and equipment" account includes euros 662.9 million for production machinery and equipment.
The undepreciated portion of capitalized interest expenses for the Group and the parent company under the balance sheet item "Buildings and constructions" at 31 Dec. 2004 was euros 1.7 million (2003: 2.9) and under the balance sheet item "Plant and equipment" it was for the Group euros 2.1 million (2003: 3.2 million) and for the Parent company euros 2.1 million (2003: 3.2 million) and "Construction in Progress" both in the Group and the Parent Company it was euros 0.5 million (2003: 0.0). The capitalization of interest expenses during the 2004 financial year was euros 0.5 million (2003: 0.0).

11. Investments

	Shares in Group companies	Shares in associated companies	Other shares and partici-pations	Receiv-ables from Group companies	Receiv-ables from associated companies	Other non-current receiv-ables	Total
Group							
Acquisition costs. 1 Jan 2004	0.7	86.4	57.3	17.6	17.9	23.1	203.0
Increases during the period			1.2				1.2
Decreases during the period	-0.1	-17.0	-11.4		-3.1	-11.2	-42.8
Acquisition costs, 31 Dec 2004	0.6	69.4	47.1	17.6	14.8	11.9	161.4
Revaluations, 1 Jan 2004			2.3				2.3
Increases during the period							
Revaluations, 31 Dec 2004			2.3				2.3
Book value, 31 Dec 2004	0.6	69.4	49.4	17.6	14.8	11.9	163.7
Parent company							
Acquisition costs, 1 Jan 2004	1 689.5	413.4	55.0	994.6	9.0	2.0	3 163.5
Increases during the period	94.8	39.4	0.5	550.9			685.6
Decreases during the period	-0.9	-26.4	-12.0	-436.5	-0.3	-0.4	-476.5
Transfers between items	22.5	-22.5		-112.1			-112.1
Acquisition costs, 31 Dec 2004	1 805.9	403.9	43.5	996.9	8.7	1.6	3 260.5
Revaluations 1 Jan / 31 Dec	135.1	1.7					136.8
Book value, 31 Dec 2004	1 941.0	405.6	43.5	996.9	8.7	1.6	3 397.3

12. Revaluations

	1 Jan	Increases	Decreases	31 Dec
Group				
Land	130.1			130.1
Buildings	36.2		-0.5	35.7
Shares	2.3			2.3
	168.6		-0.5	168.1
Parent company				
Shares	136.8			136.8
	136.8			136.8

Revaluations are based on estimates by independent valuers of the current value of assets at the dates of valuation.

The deferred tax liability for revaluations was euros 44.0 million for the Group and euros 35.6 million for the parent company when calculated according to local tax bases.

13. Loan receivables from management

There are no loan receivables from the managing directors of Group companies. members of the Board of Directors and their deputies as well as persons belonging to similar bodies.

	Group		Parent company	
	2004	2003	**2004**	2003
14. Current assets / long-term receivables				
Receivables from Group companies	**0.0**	0.0		
Amounts owed by others				
Loan receivables	**0.3**	0.1		
Other current receivables	**4.6**	4.6		
Tax assets	**25.5**	22.1		
	30.4	26.8		

	Group 2004	Group 2003	Parent company 2004	Parent company 2003
15. Current assets / short-term receivables				
Amounts owed by Group companies				
Accounts receivable	**7.4**	1.6	**118.8**	174.7
Loan receivables	**33.1**	69.8	**398.7**	301.5
Other current receivables	**0.0**	0.6	**67.8**	116.9
Prepayments and accrued income			**29.6**	38.3
Amounts owed by associated companies				
Accounts receivable	**2.3**	1.5		0.1
Loan receivables	**7.1**	7.5	**0.2**	0.1
Amounts owed by others				
Accounts receivable	**922.7**	1 001.8	**138.2**	36.2
Loan receivables	**0.2**	0.1		
Other current receivables	**108.4**	125.4	**28.4**	28.8
Prepayments and accrued income	**115.7**	116.8	**55.6**	56.9
	1 196.9	1 325.1	**837.3**	753.5

	Group 2004	Group 2003	Parent company 2004	Parent company 2003
16. Prepayments and accrued income				
Interest	**24.3**	16.7		0.1
Insurance	**3.7**	7.0	**1.9**	5.0
Taxes	**53.4**	43.5	**43.8**	40.2
Discounts	**2.2**	3.1		1.3
Others	**32.1**	46.5	**9.9**	10.3
	115.7	116.8	**55.6**	56.9

	Group 2004	Group 2003	Parent company 2004	Parent company 2003
17. Interest-bearing receivables				
Loan receivables and other non-current assets	**39.9**	53.7	**1007.2**	1005.6
Liquid funds and other current assets	**282.9**	261.4	**559.0**	515.8
	322.8	315.1	**1 566.2**	1 521.4

	Group		Parent company	
	2004	2003	**2004**	2003
18. Shareholders' equity				
Share capital, 1 Jan				
Series A shares	**61.8**	61.8	**61.8**	61.8
Series B shares	**242.5**	242.5	**242.5**	242.5
Total	**304.3**	304.3	**304.3**	304.3
Increase in share capital				
Series B shares	**253.6**		**253.6**	
Total	**253.6**		**253.6**	
Share capital, 31 Dec				
Series A shares	**61.8**	61.8	**61.8**	61.8
Series B shares	**496.1**	242.5	**496.1**	242.5
Total	**557.9**	304.3	**557.9**	304.3
Share premium account, 1 Jan	**472.9**	472.9	**469.9**	469.9
Share issue	**193.9**		**193.9**	
Share premium account, 31 Dec	**666.8**	472.9	**663.8**	469.9
Revaluation reserve, 1 Jan / Dec 31	**104.6**	104.6	**81.7**	81.7
Reserve funds and reserves stipulated by the Articles of Association at 1 Jan	**1.7**	1.7	**0.0**	0.0
Retained earnings, 1 Jan	**1 361.8**	1 577.5	**1 017.5**	939.2
Dividends paid	**–53.7**	–107.4	**–53.7**	–107.4
Change in translation differences on consolidation	**3.2**	–13.5		
Other increase/decrease	**–0.2**	0.2		
Profit for the financial period	**–15.3**	–95.0	**271.0**	185.7
Other reserves and retained earnings, 31 Dec	**1 295.8**	1 361.8	**1 234.8**	1 017.5
Shareholders' equity, total	**2 626.8**	2 245.3	**2 538.1**	1 873.4
Distributable funds				
Retained earnings	**1 295.8**	1 361.8		
Untaxed reserves in shareholders' equity	**–550.7**	–587.9		
Other undistributable items	**–23.2**	–23.2		
Distributable funds, total	**721.9**	750.7		
Untaxed reserves, 31 Dec				
Accumulated depreciation difference	**954.7**	990.1		
Other reserves	**1.6**	41.5		
	956.3	1 031.6		
Deferred tax liability in untaxed reserves	**–261.3**	–306.9		
	695.0	724.7		
Minority interest in untaxed reserves	**–1.3**	–1.3		
	693.7	723.4		
Reserves at the date of acquisition	**–143.0**	–135.5		
Untaxed reserves in shareholders' equity, 31 Dec	**550.7**	587.9		

19. Provision for liabilities and charges

	1.1.	Increase	Decrease	31.12.
Group				
Pension liability reserve	8.6	2.4	-3.7	7.3
Provision for unemployment pension costs	17.4	2.3	-5.6	14.1
Provision for expenses on closure of businesses	29.4	12.6	-22.2	19.8
Provision for rental costs	2.1		-1.0	1.1
Other provisions	19.9	3.6	-7.7	15.8
	77.4	20.9	-40.2	58.1
Parent company				
Pension liability reserve	4.0	1.6	-1.9	3.7
Provision for unemployment pension costs	11.9	2.2	-4.5	9.6
Provision for rental costs	1.9		-1.0	0.9
Other provisions	6.8	0.3	-1.0	6.1
	24.6	4.1	-8.4	20.3

20. Liabilities

	Group		Parent company	
	2004	2003	**2004**	2003
Long-term				
Non-interest bearing	**391.0**	447.2		
Interest bearing	**1 628.8**	2 583.4	**1 465.5**	2 252.0
	2 019.8	3 030.6	**1 465.5**	2 252.0
Short-term				
Non-interest bearing	**810.5**	893.2	**226.9**	217.8
Interest bearing	**855.3**	840.8	**722.3**	453.3
	1 665.8	1 734.0	**949.2**	671.1

Note continued on next page

Bonds	Interest-%	Group 2004	Group 2003	Parent company 2004	Parent company 2003
1999–2004	2.76		10.0		10.0
1999–2006	4.88	**120.9**	199.8	**199.9**	199.8
2000–2005	2.68	**35.0**	35.0	**35.0**	35.0
2000–2005	2.91	**5.6**	10.0	**10.0**	10.0
2000–2005	2.86	**5.0**	5.0	**5.0**	5.0
2000–2007	3.03	**34.9**	34.9	**34.9**	34.9
2000–2008	3.00	**17.9**	17.9	**17.9**	17.9
2001-2006	4.00	**3.7**	5.4	**3.7**	5.4
2001-2006	3.74	**7.3**	7.9	**7.3**	7.9
2001-2006	3.85	**7.3**	7.9	**7.3**	7.9
2001–2006	3.54	**11.7**	10.0	**11.7**	10.0
2001-2006	3.87	**15.0**	15.0	**15.0**	15.0
2002–2005	6.29	**16.0**	16.0	**16.0**	16.0
2002–2005	3.75	**4.4**	10.0	**10.0**	10.0
2002–2005	7.25	**33.0**	33.0	**33.0**	33.0
2002–2005	7.21	**33.3**	33.0	**33.3**	33.0
2002–2009	8.89	**101.7**	107.5	**101.7**	107.5
2002–2012	9.20	**112.3**	112.3	**112.3**	112.3
2002–2014	9.40	**131.8**	131.9	**131.8**	131.9
2003–2006	5.24	**22.6**	30.0	**30.0**	30.0
2003–2008	4.31	**98.4**	98.0	**98.4**	98.0
2003–2008	4.08	**19.8**	19.7	**19.8**	19.7
2004–2008	4.32	**49.0**		**49.0**	
2004–2009	4.42	**29.5**		**29.5**	
2004–2009	5.91	**39.8**		**39.8**	
2004–2011	4.48	**29.9**		**29.9**	
2004–2011	4.65	**10.0**		**10.0**	
2004–2011	4.73	**12.4**		**12.4**	
Total		**1 008.2**	950.2	**1 104.6**	950.2

21. Long-term debts with amortization plan

	Bonds	Bank loans	Pension loans	Other loans	Total
2005	132.5	20.9	15.9	6.5	175.8
2006	188.2	18.9	15.9	6.3	229.3
2007	34.9	124.5	15.9	6.8	182.1
2008	185.1	56.5	15.9	6.1	263.6
2009	171.0	59.4	15.9	6.5	252.8
2010–	296.5	222.8	33.6	148.3	701.1
Total, at the end of the financial period	1 008.2	503.0	113.1	180.5	1 804.7

22. Deferred taxes

	Group		Parent company	
	2004	2003	**2004**	2003
Deferred tax liability				
For periodization differences and appropriations	**395.8**	457.4		
For consolidation entries	**21.5**	21.1		
Netting against assets	**–38.6**	–46.6		
Total	**378.7**	431.9		
Tax assets				
For periodization differences and appropriations	**64.1**	68.7		
Netting against assets	**–38.6**	–46.6		
Total	**25.5**	22.1		

Untaxed reserves consist mainly of the accumulated difference between total depreciation made and depreciation according to plan for the Group's domestic subsidiaries. Deferred tax on untaxed reserves is calculated in accordance with the rate of taxation in the country concerned (Finland 26%). Deferred tax resulting from other periodization differences primarily comprise provisions for future costs.

Deferred tax assets totalling euros 204 million have not been recorded in the balance sheet because there is uncertainty regarding the extent to which they can be used.

23. Long-term liabilities

	Group 2004	Group 2003	Parent company 2004	Parent company 2003
Amounts owed to Group companies				
Other liabilities	2.0	2.1		
Amounts owed to associated companies				
Account payable		0.1		
Amounts owed to others				
Bonds and debentures	875.7	940.2	**962.1**	940.2
Loans from financial institutions	482.0	1 310.7	**404.9**	1 197.5
Pension premium loans	97.1	123.8	**97.1**	113.0
Deferred tax liabilities	378.7	431.9		
Account payable	0.0	1.2		
Other liabilities	172.7	210.9	**1.4**	1.3
Accruals and deferred income	11.6	9.9		
	2 019.8	3 030.6	**1 465.5**	2 252.0

	Group		Parent company	
	2004	2003	**2004**	2003
24. Short-term liabilities				
Amounts owed to Group companies				
Accounts payable	**24.1**	32.5	**28.2**	25.9
Other liabilities	**316.6**	378.7	**558.1**	401.4
Accruals and deferred income	**16.1**	4.5	**21.1**	18.9
Amounts owed to associated companies				
Accounts payable	**9.4**	17.3	**0.4**	0.7
Other liabilities	**76.6**	67.0	**2.5**	7.9
Amounts owed to others				
Bonds and debentures	**132.5**	10.0	**142.5**	10.0
Loans from financial institutions	**69.2**	188.1	**7.0**	13.3
Pension premium loans	**15.9**	16.4	**15.9**	15.9
Advance payments	**0.7**	2.2	**0.2**	0.1
Accounts payable	**302.5**	367.7	**57.6**	41.3
Bills of exchange. payable	**14.3**	13.0		
Other liabilities	**343.5**	270.5	**9.2**	13.2
Accruals and deferred income	**344.4**	366.1	**106.5**	122.5
	1 665.8	1 734.0	**949.2**	671.1

	Group		Parent company	
	2004	2003	**2004**	2003
25. Accruals and deferred income				
Long-term				
Periodizations of personnel expenses	**8.6**	5.5		
Periodizations of waste paper payments	**1.0**	1.1		
Tax periodizations	**0.7**	0.8		
Compensation and contribution commitments	**1.2**	1.3		
Others	**0.1**	1.2		
	11.6	9.9		
Short-term				
Periodizations of insurance premiums	**4.3**	5.5	**2.5**	2.2
Accruals of wage. salary and staff costs	**95.7**	100.2	**35.9**	32.0
Tax periodization	**21.4**	29.7		
Interests	**45.7**	42.2	**18.7**	24.1
Accruals of purchases	**54.1**	51.3	**21.7**	12.1
Freight costs	**8.0**	14.6	**1.4**	2.7
Provisions for discounts	**53.9**	51.0	**20.2**	17.7
Others	**61.3**	71.6	**6.1**	31.7
	344.4	366.1	**106.5**	122.5

	Group		Parent company	
	2004	2003	**2004**	2003
26. Contingent liabilities				
For own liabilities				
Liabilities secured by pledges				
Loans from financial institutions		6.7		
Other liabilities		39.5		39.5
Pledges granted	**1.4**	46.7		39.5
Liabilities secured by mortgages				
Loans from financial institutions	**131.8**	173.8	**60.2**	89.7
Other liabilities	**6.9**	8.5		
Real-estate mortgages	**140.4**	170.3	**60.2**	89.7
Liabilities secured by mortages on movable property				
Loans from financial institutions				
Other liabilities		1.3		
Mortgages on movable property		2.9		
On behalf of Group companies				
Real-estate mortgages	**3.7**	3.7	**3.7**	3.7
Guarantee liabilities	**1.1**	1.2	**1 833.2**	1 597.2
On behalf of associated companies				
Guarantee liabilities	**1.0**	0.7		
On behalf of others				
Guarantee liabilities	**10.1**	13.5	**8.2**	8.1
Other liabilities				
As security for own commitments		0.1		
As security for other commitments	**1.1**	1.2		
Leasing commitments				
Payments due in following year	**13.0**	18.2	**4.5**	4.5
Payments due in subsequent years	**37.3**	48.4	**14.1**	16.4
Total				
Real estate mortgages	**144.1**	174.0	**63.9**	93.4
Mortgages on movable property		2.9		
Pledges	**1.4**	46.7		39.5
Guarantees	**12.2**	15.4	**1 841.4**	1 605.3
Promissory notes	**0.4**	0.7		
Other liabilities	**1.1**	1.3		
Leasing liabilities *	**50.3**	66.6	**18.6**	20.9
	209.5	307.6	**1 923.9**	1 759.1

* Leasing liabilities do not include the financial lease liabilities itemized below

Note continued on next page

	Group	
	2004	2003
Financial lease agreements		
Value of assets in the consolidated balance sheet		
Land	**0.3**	0.8
Buildings	**3.0**	4.9
Plant and equipment	**64.3**	71.4
	67.6	77.1
Financial lease liabilities		
Short-term	**4.1**	5.1
Long-term	**57.9**	63.6
	62.0	68.7
Future leasing payments		
Year 2004		5.1
Year 2005	**4.1**	4.7
Year 2006	**3.2**	3.7
Year 2007	**2.1**	2.6
Year 2008	**2.2**	2.7
Year 2009	**2.2**	2.7
Next years	**48.2**	49.5
Future leasing payments, total	**62.0**	71.0

Group	**2004**		2003	
	Gross	**Going**	Gross	Going
Liabilities due to open derivative contracts	**amount**	**value**	amount	value
I Interest rate derivatives				
Forward agreements	**6 339.3**	**-0.1**	2 861.9	-0.1
Options				
Purchased	**2 190.0**	**-5.4**	3 800.0	-1.4
Sold	**3 230.0**	**4.0**	4 400.0	-4.7
Interest rate swap agreements	**3 505.4**	**-15.2**	1 955.1	-12.1
II Currency derivatives				
Forward agreements	**4 340.7**	**12.0**	2 129.5	11.8
Options				
Purchased	**898.3**	**13.7**	920.7	8.6
Sold	**1 181.3**	**-6.2**	1 316.3	-3.7
Currency swap agreements	**220.4**		234.8	
III Other derivatives				
Forward agreements	**8.7**	**-1.2**	0.0	0.0
Derivative contracts, total	**21 914.1**	**1.6**	17 618.3	-1.6

Also include other closed contracts to a total amount of euros 13 876.8 million

	Group		Parent company	
	2004	2003	**2004**	2004
27. Environmental affairs				
Profit and loss account				
Raw materials and consumables	**25.9**	27.3	**5.1**	5.9
Employee costs				
Wages and fees	**6.5**	7.4	**1.5**	1.6
Social expenses	**1.9**	2.6	**0.9**	1.1
Depreciation	**16.6**	16.7	**3.2**	2.7
Other operating expenses	**16.1**	24.1	**5.1**	5.9
	67.0	78.1	**15.8**	17.2
Balance sheet				
Tangible assets				
Acquistion costs, 1 Jan	**443.3**	435.0	**53.6**	52.5
Increases	**58.7**	8.6	**3.3**	1.0
Decreases	**−12.0**			
Depreciation	**−277.2**	−266.9	**−23.9**	−20.7
Book value, 31 Dec.	**212.8**	176.7	**33.0**	32.8
Obligatory provisions				
Other obligatory provisions	**6.9**	7.2	**6.1**	6.8
Conditional environmental-related liabilities	**0.7**	0.9		

28. Major Group companies and other shareholdings [1]

	Country	Number of shares	Parent company's holding, %	Group's holding, %	Currency	Nominal value of shares thousand	Currency	Book value thousand
Shares and participations owned by the same group								
Metsäliitto Osuuskunta	Finland	179 171			EUR	603	EUR	607
Shares in subsidiaries								
In Finland								
Alakoski Oy	Finland	5 278	52.78	52.78	EUR	1	EUR	27
Oy Board International Ab	Finland	796	100.00	100.00	EUR	13	EUR	115
Oy Hangö Stevedoring Ab	Finland	150	100.00	100.00	EUR	126	EUR	3 919
M-real International Oy	Finland	10 000	100.00	100.00	EUR	169	EUR	3 347
M-real Tissue Oy	Finland	100	100.00	100.00	EUR	8	EUR	10
Forestia Oy	Finland	1 500 000	94.51	94.51	EUR	15 000	EUR	164 740
Metsä Group Financial Services Oy	Finland	25 500	51.00	51.00	EUR	4 289	EUR	5 147
Kemiart Liners Oy	Finland	2 000 000	100.00	100.00	EUR	20 000	EUR	22 676
M-real Service Oyj	Finland	19 800 000	66.00	100.00	EUR	51 000	EUR	225 259
Takon Kotelotehdas Oy	Finland	330 001	100.00	100.00	EUR	5 550	EUR	6 352
Äänevoima Oy *	Finland	4 500 000	45.00	45.00	EUR	4 500	EUR	4 500
In other countries								
M-real Deutsche holding GmbH	Germany		100.00	100.00	EUR	26	EUR	375 620
M-real Fine B.V.	The Netherlands	1 000	100.00	100.00	EUR	454	EUR	3 047
M-real Holding France SAS	France	12 786 663	100.00	100.00	EUR	194 931	EUR	70 357
M-real IBP Deals Americas Ltd	USA	50	100.00	100.00	USD	0	EUR	0
M-real IBP Deals Europe S.A.	Belgium	999	99.90	100.00	EUR	3 000	EUR	3 692
M-real NL Holding B.V.	The Netherlands	15 350	100.00	100.00	EUR	6 054	EUR	4 493
M-real Petöfi Ltd	Hungary	1	100.00	100.00	HUF	1 707 142	EUR	47 253
Metsä Group Schweiz AG	Switzerland	188	100.00	100.00	CHF	94	EUR	24
M-real Sverige AB	Sweden	4 950 000	49.50	100.00	SEK	1 000 000	EUR	1 116 773
M-real ServiceS.p.Z.o.o	Poland	400	100.00	100.00	PLN	200	EUR	286
M-real UK Holdings Ltd	Great Britain	146 750 000	100.00	100.00	GBP	146 750	EUR	147 939
Map Merchant Holdings B.V.	The Netherlands	6 000	100.00	100.00	EUR	4 727	EUR	206 033
Associated companies								
Finncao Oy	Finland	798	28.00	28.00	EUR	16	EUR	72
Grovehurst Energy Ltd	Great Britain	50	0.00	50.00	GBP	50	GBP	-144
Kirkniemen Kartano Oy	Finland	27 408	48.00	48.00	EUR	27 408	EUR	2 714
Oy Metsä-Botnia Ab	Finland	42 222	47.00	47.00	EUR	84 442	EUR	277 135
Metsäliitto-Yhtymän Tehdasmittaus Oy	Finland	132	33.00	33.00	EUR	22	EUR	29
Metsämannut Oy	Finland	35	30.00	34.70	EUR	6	EUR	46
MMM Logisware Oy	Finland	2 250	50.00	50.00	EUR	378	EUR	2 358
More Pulp Tech AB	Sweden	24 000	40.00	40.00	SEK	2 400	SEK	1 009
Myllykoski Paper Oy	Finland	105 000	35.00	35.00	EUR	2 100	EUR	53 432
Plastiroll Oy	Finland	39	39.00	39.00	EUR	7	EUR	3 836

* A controlling interest of over 50% under the shareholders' agreement

[1] A list of all shares and participations is kept at the headquarters of M-real Corporation

	Country	Number of shares	Parent company's holding, %	Group's holding, %	Currency	Nominal value of shares thousand	Currency	Book value thousand
Subgroups in Finland								
M-real Service Oyj								
M-real Service GmbH	Germany		100.00	100.00	EUR	100	EUR	1 406
M-real Service AB	Sweden	100 000	100.00	100.00	SEK	10 000	EUR	52 979
M-real International Oy								
BFT-Baltic Forest Terminals Ltd	Poland	200	96.00	100.00	PLN	96	EUR	168
M-real Benelux B.V.	The Netherlands	400	100.00	100.00	EUR	18	EUR	20
M-real Benelux n.v./s.a	Belgium	2 921	100.00	100.00	EUR	142	EUR	140
M-real CZ, s.r.o.	Czech Republic		100.00	100.00	CZK	100	EUR	3
M-real Deutschland GmbH	Germany	1	100.00	100.00	EUR	55	EUR	425
M-real France S.A.	France	8 211	100.00	100.00	EUR	125	EUR	219
M-real Hellas Ltd	Greece	306	50.00	51.00	EUR	9	EUR	9
M-real Hong Kong Ltd	Hong Kong	100	99.00	100.00	HKD	10	EUR	1
M-real Shanghai Ltd	China		100.00	100.00	CNY	1 159	HKD	1 093
M-real Ibéria S.A.	Spain	147 772	99.00	100.00	EUR	148	EUR	156
M-real Ibèrica Lda	Portugal		80.00	100.00	EUR	5	EUR	5
M-real Ireland Ltd	Ireland	5 000	100.00	100.00	EUR	6	EUR	6
M-real Italia s.r.l.	Italy	100 000	100.00	100.00	EUR	52	EUR	51
Nihon M-real KK	Japan	200	100.00	100.00	JPY	10 000	EUR	74
M-real Kft	Hungary	30	90.00	100.00	HUF	3 000	EUR	14
M-real (Middle East & North Africa) Ltd	Cyprus	742 105	100.00	100.00	CYP	742	EUR	214
M-real Polska Sp. Z o.o.	Poland	232	100.00	100.00	PLN	116	EUR	55
M-real Nordic A/S	Denmark	36	100.00	100.00	DKK	715	EUR	64
M-real Nordic AB	Sweden	1 000	100.00	100.00	SEK	100	DKK	41
M-real Singapore Pte Ltd	Singapore	10 000	100.00	100.00	SGD	10	EUR	4
M-real Slovakia, S.r.o.	Slovakia		100.00	100.00	SKK	200	EUR	6
M-real UK Ltd	Great Britain	2 400	100.00	100.00	GBP	2	EUR	264
M-real USA Corporation	USA	180	100.00	100.00	USD	0.18	EUR	4
Subgroups in other countries								
M-real Sverige AB								
Örnsköldsviks Stuveri AB	Sweden	5 400	100.00	100.00	SEK	540	SEK	5 185
M-real Logistics GmbH	Germany		100.00	100.00	EUR	26	SEK	249
M-real Reinsurance AG	Switzerland	19 995	100.00	100.00	SEK	11 596	SEK	11 546
M-real Holding France SAS								
M-real Alizay SAS	France	5 015 710	100.00	100.00	EUR	80 251	EUR	167 692
M-real Alizay SNC	France	39 999 999	99.99	100.00	EUR	40 000	EUR	60 980
M-real PSM SA	France	1 502 495	99.99	100.00	EUR	22 537	EUR	40 750
M-real Deutsche Holding GmbH								
CN Papiervertriebs GmbH	Germany		85.00	85.00	EUR	320	EUR	1 538
M-real Sverige AB	Sweden	5 050 000	100.00	100.00	SEK	1 269 404	EUR	413 528
M-real Zanders GmbH	Germany	2 800 000	0.00	100.00	EUR	71 596	EUR	123 286
M-real New Jersey Service Co.	USA		100.00	100.00	USD	5 311	EUR	0
Zanders Italia S.r.l	Italy		100.00	100.00	EUR	208	EUR	212
Zanders Fine Papers Ltd	Great Britain		100.00	100.00	GBP	50	EUR	57
M-real Stockstadt GmbH	Germany	5	100.00	100.00	EUR	40 100	EUR	400 013
Chemische Werke Zell-Wildshausen GmbH	Germany		100.00	100.00	EUR	562	EUR	558
M-real Hallein AG	Austria	70	100.00	100.00	EUR	70	EUR	0

Subgroups in other countries. continued	Country	Number of shares	Parent company's holding.%	Group's holding.%	Currency	Nominal value of shares thousand	Currency	Book value thousand
Map Merchant Holdings BV								
Map Merchant Netherlands B.V.	The Netherlands	50 000 000	100.00	100.00	EUR	50 000	EUR	225 918
Amerpap Oy	Finland	5 600	100.00	100.00	EUR	4 709	EUR	25 000
Grafisch Papier B.V.	The Netherlands	570	100.00	100.00	EUR	129	EUR	29 600
Printec B.V.	The Netherlands	80	100.00	100.00	EUR	18	EUR	0
Uniepapier Flevoland B.V.	The Netherlands	400	51.00	51.00	EUR	18	EUR	0
Uniepapier Zwolle B.V.	The Netherlands	400	51.00	51.00	EUR	18	EUR	0
Uniepapier Randstad B.V.	The Netherlands	400	51.00	51.00	EUR	18	EUR	0
GPG Papier N.V.	Belgium	300 000	100.00	100.00	EUR	7 437	EUR	6 000
Map Merchant Group Ltd.	Great Britain	95 015 743	100.00	100.00	GBP	95 016	EUR	148 390
Hedsor Ltd.	Great Britain	495 000	100.00	100.00	GBP	495	GBP	5 527
James McNaughton Paper Group Ltd.	Great Britain	10 000 000	100.00	100.00	GBP	10 000	GPB	57 306
James McNaughton Paper Merchants Ltd.	Great Britain	75 000	100.00	100.00	GBP	75	GPB	67
James McNaughton Agencies Ltd.	Great Britain	40 000	100.00	100.00	GBP	10	GPB	10
McNaughton Publishing Papers Ltd.	Great Britain	100	100.00	100.00	GBP	0	GPB	0
McNaughton Paper Ireland Ltd.	Ireland	157 135	98.90	98.90	GBP	157	GPB	622
McNaughton Paper Ireland Manufacturing Ltd.	Ireland	1 000	98.90	98.90	GBP	1	GPB	0
McNaughton Paper N.I Ltd	Great Britain	1 060	98.80	98.80	GBP	0	GBP	132
Printall Display Ltd.	Great Britain	50 000	100.00	100.00	GBP	50	GPB	489
County Paper Company Ltd.	Great Britain	182	100.00	100.00	GBP	0	GPB	857
Carefree Paper Company Ltd.	Great Britain	100	100.00	100.00	GBP	0	GPB	29
Brian J . Small (Paper) Ltd..	Great Britain	52 185	100.00	100.00	GBP	52	GPB	0
Ingram Group Ltd.	Great Britain	50 000	100.00	100.00	GBP	50	GPB	0
Paper Management Services Ltd	Great Britain	2	100.00	100.00	GBP	0	GPB	855
OnForm Reels Ltd.	Great Britain	150 000	33.33	100.00	GBP	150	GBP	150
Modo Merchants Ltd	Great Britain	400 000	100.00	100.00	GBP	18 400	GBP	20 300
GM2 Logistics Ltd.	Great Britain	125 000	50.00	100.00	GBP	250	GBP	125
Talk Paper Ltd.	Great Britain	125 000	50.00	100.00	GBP	250	GBP	125
Premier Paper Group Ltd.	Great Britain	10 000 001	100.00	100.00	GBP	18 000	GBP	46 200
Map Merchant Holdings GmbH	Germany	40	100.00	100.00	EUR	16 873	EUR	36 800
PVV Deutschland GmbH	Germany	18 000	100.00	100.00	EUR	900	EUR	3 876
IT-Papier	Austria	32 200	100.00	100.00	EUR	1 610	EUR	3 705
ECCO-Papier Spolka z oo	Poland	17 524	100.00	100.00	PLN	8 762	EUR	13 627
Schramm/Papirgros A/S	Denmark	48 000	100.00	100.00	DKK	4 800	EUR	12 306
ECCO Hungaria Kft.	Hungary		100.00	100.00	HUF	187 500	EUR	1 279
Map Merchant Romania s.rl.	Romania	1 584	88.00	88.00	ROL	380 160	EUR	875
Interpapir d.o.o.	Slovenia		100.00	100.00	SIT	68 138	EUR	678
ECCO Paper CZ s.r.o.	Czech Republic		99.90	100.00	CZK	29 970	EUR	4 827
ECCO Paper Yugoslavia Export-Import DOO	Yugoslavia		100.00	100.00	EUR	17	EUR	0
ECCO Paper SK s.r.o. Ruzomberok / Slowakei	Slovakia		100.00	100.00	SKK	6 000	EUR	1 156
MODO PAPER d.o.o.	Croatia		100.00	100.00	KUNA	500	EUR	74
Map Merchant Sweden AB	Sweden	19 000	100.00	100.00	SEK	19 000	EUR	2 000
ZAO Modo Paper Moscow	Russia	500	100.00	100.00	RUR	256	SEK	0
Map Eesti AS	Estonia	8 491	100.00	100.00	EEK		SEK	5 003
Map Latvia AS	Latvia	2 101 605	90.70	100.00	LVL	3 418	SEK	25 582
Modo Paper Lietuva	Lithuania	36 980	18.49	100.00	LTL		SEK	0
Oy Map Merchant Ab	Finland	500	100.00	100.00	EUR	50	SEK	455
UAB Map Lietuva	Lithuania	20 000	100.00	100.00	LTL	3 257	SEK	0
Svenskt Papper AB	Sweden	400 000	100.00	100.00	SEK	40 000	SEK	474 000
Basberg Papir A/S	Norway	10 000	100.00	100.00	NOK	1 000	SEK	870
Modo Paper Distribucion S.A.	Spain	225 114	95.98	100.00	EUR	1 410	EUR	5 739

Subgroups in other countries, continued	Country	Number of shares	Parent company's holding,%	Group's holding,%	Currency	Nominal value of shares thousand	Currency	Book value thousand
Modo van Gelder BV	The Netherlands	40	100.00	100.00	EUR	18	EUR	33 000
Metsä Group Schweiz AG								
M-real Schweiz AG	Switzerland	100	100.00	100.00	CHF	1	CHF	100
M-real IBP Deals Europe S.A.								
M-real Meulemans S.A.	Belgium	1 599	99.94	100.00	EUR	1 489	EUR	22 486
M-real NL Holding B.V								
M-real IBP Deals (China) Ltd	China		100.00	100.00	CNY	1 655	EUR	227
M-real Biberist	Switzerland	10 000	100.00	100.00	CHF	10 000	EUR	6 065
M-real IBP HK Ltd	Hong Kong			99.00	HKD		EUR	0
M-real Winschoten B.V.	The Netherlands	3 000	100.00	100.00	EUR	1 361	EUR	1 958
M-real UK Holdings Ltd								
M-real New Thames Ltd	Great Britain	88 000 000	100.00	100.00	GBP	88 000	GBP	58 239
M-real Sittingbourne Ltd	Great Britain	90 800 001	100.00	100.00	GBP	90 800	GBP	6 000
Other shareholdings								
Expresso Paper Platform B.V	The Netherlands	119 290 938	13.73	19.73	EUR	1 193	EUR	4 175
Keräyskuitu Oy	Finland	4 378	14.60	14.60	EUR	736	EUR	771
Keskuslaboratorio Oy	Finland	1 134 776	18.70	21.13	EUR	191	EUR	326
Pohjolan Voima Oy	Finland	1 250 570	2.87	3.61	EUR	2 085	EUR	34 597
Sato-Yhtymä Oy	Finland	32 110			EUR	54	EUR	2 805
Oy Transfennica Ab	Finland	18 318	17.45	17.45	EUR	308	EUR	126

The book value of listed shares was euros 0.1 million and the market value was euros 0.3 million

The duties of the various corporate bodies within M-real Corporation (M-real or the Company) are determined based on Finnish Companies Act and Finnish Securities Market Act as well as other relevant laws of Finland. The Company applies the rules and recommendations of the Helsinki Stock Exchanges. This corporate governance policy is decided by the Board of directors (Board).

M-real has prepared its annual and interim financial accounts conforming Finnish Accounting Standards. The Company started to apply to International Financial Reporting Standards (IFRS) from the beginning of the year 2005. These Audit reports are published in Finnish and English.

The Company's head office is in Espoo, Finland.

Corporate Governance Bodies in M-real Corporation

			Auditors	
Shareholders' Meeting				
Board of Directors			Internal Auditing	External Auditing
Board Committees				
Financial and Audit Committee	Compensation Committee	Nomination Committee		
CEO				
Deputy CEO	**Corporate Executive Board (CEB)**			
Insider Guidelines				

The decision-making bodies with responsibility for managing the Company are the Board of Directors, CEO and Deputy CEO. The operations of the Company are co-ordinated through the Corporate Executive Board (CEB).

M-real's new organization became valid as of 1 September 2004. According to new organizational structure functions and responsibilities of each Business areas are defined more clearly and business areas are responsible for its sales as well as production. M-real has following Business areas: Consumer Packaging, Publishing, Commercial Printing (including Specialities) and Office papers. Day-to-day operational responsibility rests with the Business areas' management and operation teams supported by Corporate Strategy & Sales Services, Industrial Development and Resources and Map Merchant Group. Other supporting corporate-level functions are Finance, Control & Legal Affairs, Human Resources & Communications and Corporate Public Affairs.

Annual General Meeting

Annual General Meeting of the Shareholders is held each year on a day determined by the Board before end of June.

The Company's highest decision-making body is the Annual General Meeting of the shareholders. According to Finnish Companies Act the Annual General Meeting decides following issues among other things:

- possible changes to Company's Articles of Association
- accepts Company's profit and loss account and balance sheet
- decides on payable dividend
- elects the members of Board of Directors and decides remunerations for Board members and for members of Board Committees
- appoints auditors of the Company and decides their compensation

The Shareholder is entitled to get any issue on the agenda of Annual General Meeting provided that he requests that in writing so much advance that the issue can be disclosed to notice of Annual General Meeting. Each Shareholder which has registered to shareholders' registry at least 10 days before Annual General Meeting, has right to participate to the meeting.

M-real has appointed two regular auditors and two deputy auditors as appointed by the shareholders at the Annual General Meeting (AGM).

Board of Directors

M-real is managed under corporate governance recommendation given by Helsinki Stock Exchange.

According to the Company's Articles of Association, the Board consists of 5 to 8 ordinary members appointed by the shareholders at the Annual General Meeting (AGM) for a one-year period at the time. Currently, the Board has eight ordinary members.

All directors are required to act at arm's length basis with the Company and its subsidiaries and to disclose any circumstances that might be perceived as a conflict of interest.

The shareholders at the AGM decide regularly the remuneration of the Board members including the remuneration of the members of the Board committees.

The Board supervises the operations and management of M-real and decides on significant matters relating to strategy, investments, organisational structure and financing. The Board is responsible for overseeing management and for the proper organisation of the Company operations. It is likewise responsible for overseeing the proper supervision of accounting and control of financial matters.

The Board has defined a working order which is published on M-real's website (www.m-real.com).

Decisions in the matters, which are significant and unusual in the scope and nature of the Company's operations, belong to the Board of Directors. Such matters are for example:

- to elect a Managing Director for the Company and approve of the election of members to Corporate Management Board and to supervise that the Managing Director leads administration of the Company in compliance with instructions and orders given by the Board of Directors;
- to elect the members of the Audit Committee and to approve of the Charter of the Audit Committee;
- to elect the members of the Nomination Committee and to approve of the Charter of the Nomination Committee;
- to elect the members of the Compensation Committee and to approve of the Charter of the Compensation Committee;
- to consider and approve of the Company's strategy and its main principles;
- to approve of the annual business plan;
- to supervise a proper organisation of the Company's book-keeping, financial management and risk management;
- to decide on significant investments, acquisitions, divestitures of business operations;
- to decide on considerable investments and financing arrangements;
- to decide on assignment and pledging of significant fixed assets of the Company;
- to decide on granting of donations of money or authorize the Managing Director in regard to such;
- to grant and revoke the Company's proxy holders;
- to supervise compliance with the Company's Articles of Association, to convene the Annual General Meeting of Shareholders, and to supervise implementation of resolutions passed by the Annual General Meeting of shareholders;
- to sign and present the financial statements of approval by the Annual General Meeting of Shareholders and to present a proposal for dividend distribution;
- to approve of central manuals and instructions guiding the Company's business operations;
- to decide which persons are permanent insiders in the Company and to approve of the Company's insider rules;
- for the Stock Exchange's information, to publicize such circumstances that tend to affect the value of Company shares, or that must otherwise be publicized by the Company as provided by the Securities market Act.

The Board elects the Chairman and the Vice Chairman among the Board members and appoints the CEO, Deputy CEO and members of Corporate Executive Board. The Board approves the organisational structure of the Company.

The Board evaluates its performance annually. The Board also reviews the corporate governance policy annually and amends it when required.

The Board's work is supported through its committees the Audit Committee, the Nomination Committee and the Compensation Committee (formed on 8.4.2004). Each committee's chairman and members will be appointed by the Board annually.

The Board meets regularly during the year. The Board held 22 meetings out of which 5 was held as telephone conference during the year 2004. On average the members of Board attended 94 per cent of the meeting.

Board committees

Final decisions are made by Board of Directors based on preparatory work of Board Committees.

Audit Committee □ The Board has formed an Audit Committee to support the Board in maintaining the integrity of the Company's financial reporting and the Board's control functions. Audit Committee regularly reviews the system of internal control, management and reporting of financial risk and the audit process in addition Audit Committee reviews assessment of the Company's risk management and central risk areas, and review assessment of the compliance with laws. It makes recommendations regarding on the appointment of external auditors for the Company. Audit Committee annually reviews annual plan of Internal Auditing as well as reviews material audit reports.

The Committee is comprised of three (3) independent, non-executive Members of the Board. The committee members must have a financial expertise and experience in accounting and accounting principles applicable to the Company. The Audit Committee meets regularly at least four times a year. The Committee members meet the auditors of the Company without the members of the management being present in connection with its meetings. The Chairman of the Committee presents a report based on each Audit Committee meeting to the Board. The tasks and responsibilities of the Audit Committee are defined in its charter, which is approved by the Board. The Audit Committee members may receive compensation solely based on their role as directors and the compensation is decided upon by the shareholders at AGM.

The Audit Committee is chaired by Asmo Kalpala (chairman), President of the Tapiola Group, and the members are Kim Gran, President and CEO of Nokia Tyres plc and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

Present in the meetings of Audit Committee has also been Company's Auditor, CEO, CFO and other members of the management, when needed. Audit Committee had six meetings during the year 2004.

The Charter of Audit Committee can be seen on M-real's website (www.m-real.com).

Nomination Committee ■ The Board has a Nomination Committee that is responsible for giving a recommendation to the shareholders regarding the composition of the Board of Directors and remuneration of Board members. The Committee is comprised of three (3) Members of the Board. The Nomination Committee meets at least once a year. The Chairman of the Committee presents the proposals of the Nomination Committee to the Board. The task and responsibilities of the Nomination Committee are defined in its charter, which has been approved by the Board.

The Nomination Committee is chaired by Arimo Uusitalo (chairman), Titular Farming Counsellor, and the members are Runar Lillandt, Titular Farming Counseller, and Antti Tanskanen, CEO of the OP Bank Group.

The Charter of Nomination Committee can be seen on M-real's website (www.m-real.com)

Compensation Committee ■ The Board has a Compensation Committee that is responsible of evaluating and approving nomination and compensation executives of evaluating the performance and compensation of the CEO, and making recommendations to the Board relating to management compensation issues generally. The Board approves the compensation of the CEO. The Committee is comprised of three (3) Members of the Board. The Compensation Committee meets regularly at least once a year. The Chairman of the Committee presents a report on each Compensation Committee meeting to the Board. The tasks and responsibilities of the Compensation Committee are defined in its charter, which has been approved by the Board.

The Compensation Committee is chaired by Antti Oksanen (chairman), President of Metsäliitto Group, and the members are Erkki Karmila, Executive Vice President of Nordic Investment Bank, and Arimo Uusitalo, Titular Farming Counsellor. The Compensation Committee held one meeting during 2004.

The Charter of Compensation Committee can be seen on M-real's website (www.m-real.com).

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the Company in accordance with instructions and orders issued by the Board. It is the duty of the CEO to ensure that the Company's accounting methods comply with the laws and that financial matters are handled in a reliable and professional manner.

Chief Operating Officer has a written Managing Directors Service Contract. The Board of Directors shall conduct an annual evaluation of performance and working methods of CEO.

The CEO is directly in charge of monitoring and coaching Consumer Packaging, Publishing,

Commercial Printing and Officer Papers business areas, Corporate Strategy & Sales Services unit, Industrial Development & Resources unit and Map Merchant Group as well as the Corporate functions supporting business functions of the Company. The Corporate functions are Finance, Control & Legal Affairs, Human Resources & Communication, and Corporate Public Affairs. In addition, CEO supervises decisions regarding key personnel and other important operational matters.

Deputy Chief Executive Officer (Deputy CEO)

The Deputy CEO acts as deputy to the CEO. The Deputy CEO is the head of Publishing business area as well as Industrial Development & Resources.

Corporate Executive Board (CEB)

In managing M-real, the President and CEO is assisted by the Corporate Executive Board (CEB), which comprised Jouko M. Jaakkola (until 31.12.2004), Hannu Anttila and the executives reporting to Mr. Anttila: Aarre Metsävirta, Hannu Kottonen, Jarmo Salonen, Peter Sandberg, Seppo Puotinen, Ari Himma and Juhani Pöhö. The Chairman of the CEB was Hannu Anttila, Vice Chairman was Jouko M. Jaakkola (until 31.12.2004) and Matti Mörsky, Senior Vice President of Business Development, acted as secretary to the CEB.

The CEB's tasks and responsibilities are planning of investment and follow-up, preparation of strategic guidelines, allocation of resources, review of significant day-to-day operations and operational decisions, preparatory work with regard to Board meetings.

The CEB meets regularly, approximately every second month, and always when required.

Operational Committees

Investment Committee ☐ The Investment Committee is chaired by the Deputy CEO and it has members of each Business Area as well as members of Company's Management. The Committee's members are appointed by the CEO.

The tasks and responsibilities of the Investment Committee are co-ordination of the investment planning and approval process, co-ordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects in the Company's various geographical areas, and the drawing-up of recommendations on funds available for Investments.

The Investment Committee meets as required.

Risk Management Committee ☐ Risk Management Committee is chaired by CFO. The members of the Committee are appointed by the CEO.

Risk Management Committee is responsible for continuous development of risk management process, defining operating principles and overall process. It evaluates findings and the result of executed risk surveys and risk reporting and prepares a summary of risk surveys based on its evaluation for the CEO.

Risk management Committee held five meetings during year 2004, and meets as required.

Research and Development (R&D) Committee ☐ The R&D is chaired by the Deputy CEO. The Committee's members, representing the R&D organisation and the product areas, are appointed by the CEO.

The tasks of the R&D Committee are: to secure a group perspective on R&D in the Company with regard to the relevance of R&D and its quality and efficiency, to initiate R&D policy and strategy at Group level, to monitor group R&D and to supervise Company-financed R&D undertaken externally. In order to facilitate these tasks, the R&D Committee must monitor technology and future-oriented product development.

The R&D Committee meets regularly as required.

Salaries, fees and other benefits of the Board of Directors and Senior Management

In accordance with a decision made by year's 2004 Annual General Meeting, the Chairman of the Board of Directors received a fee of euros 61200 per annum, the Vice Chairman euros 51600, and the members euros 40800. In addition, a meeting attendance fee of euros 450 was paid to those present at each meeting of the Board of Directors and its standing committees. The fees paid to the members of the Board of Directors in 2004 totalled euros 421950. The annual salaries, emoluments in kind and fees paid to Jouko M. Jaakkola, President & CEO (until 31.12.2004) in 2004 totalled euros 456 435. The annual salaries, emoluments in kind and fees paid to the other members of the Corporate Executive Board in 2004 totalled euros 1 298 748.

Hannu Anttila, the Company's President and CEO starting at 1.1.2005, receives a monthly salary of euros 32 000, including benefits in kind in the form of a car and a telephone. Under the Company's profit-sharing and incentive scheme for top management, an amount equivalent of up to six months' salary may be paid to the President and CEO as profit-sharing based on his overall performance. The retirement age of the President and CEO, as stated in the Managing Directors Service Contract, is 62. In the event that the President and CEO is dismissed, or in situations where control of the Company changes, he has the right to receive compensation corresponding to 18 months' salary. The period of notice is 6 months.

The shares and options held by the members of the Board of Directors and the Corporate Executive Board are detailed on pages 52–55.

At 31 December 2004, the Company's President and CEO, the Deputy CEO or the members of the Board of Directors had no loans outstanding from the Company or its subsidiaries.

Auditors

The shareholders elect two auditors and two deputy auditors according to M-real's Article of Association at the AGM annually. The Audit Committee gives to the Board its recommendation as to who should serve as auditor and to the shareholders at the AGM. The auditor shall be an authorised public accounting firm or firms, which then appoints the auditors of Company.

During 2004 Company's Auditors were Göran Lindell, Authorized Public Accountant and PricewatehouseCoopers Oy represented by Ilkka Haarlaa, Authorized Public Auditor. The Company has paid audit fees to PricewaterhouseCoopers Oy euros 1 942 000 and other audit firms of the subsidiary companies euros 817 000. Additionally the Company has paid fees for non-audit services to PricewaterhousCoopers euros 1 633 000.

Internal Auditing

The Internal Auditing in M-real is taken care by PwC internal auditing group. PwC internal auditing group monitors the adequacy and effectiveness of systems, internal controls and accounting of the Company. Annual plan of Internal Auditing is reviewed by Audit Committee.

The Internal Auditing Group of PricewaterhouseCoopers reports its findings to the management, the external auditors and the Audit Committee. Internal auditing reports to the CFO on a functional basis, CEO, and has direct access to the Chairman of the Audit Committee.

Risk Management

The risk management department is in charge of developing and executing the Company's risk management process as well as co-ordinating the risk management work within the Company.

The Corporate risk management department employs a comprehensive and holistic approach that is carried out as a continuous process. The objective of the risk management work is to identify measure and control risks, which if they materialise, can jeopardise the Company's operations and the achievement of the targets that have been set. The head of the Corporate Risk Management department reports to the CFO.

The risk management committee, which is chaired by the CFO, reports on a regular basis to the Audit Committee, the Corporate Executive Board and the Board of Directors.

Detailed information regarding M-real's risk management is recorded in the Company's Risk Management Policy and Manual.

More detailed description of risk management is on page 72.

Insider Guidelines

The Company complies with the insider guidelines of the Helsinki Exchanges.

The Company's internal insider guidelines are published and regularly distributed throughout the organisation. The Company expects all of its employees to act as required of an insider.

All information that relates to the Company's present and future business operations is expected to be kept strictly confidential. The Company's insider register is publicly available and is maintained by the Finnish Central Securities Depository.

Permanent insiders are members of the Board of Directors, the CEO and Deputy CEO, and the auditors. The CEO has decided that other permanent insiders shall be the members of Corporate Executive Board and nominated persons in legal, financial, accounting, R&D, communications and investor relations functions.

Persons, who participate in the development and preparation of a project, including mergers or acquisitions, are considered project-specific insiders. A separate project-specific insider register is maintained when considered necessary.

Each year the Company decides on so-called "Closed windows" i.e. specific periods of time then insiders are barred from trading in shares and options issued by the Company as well as warrants related to the Company. In 2004 the Closed Windows were 1 January to 5 February 2004 (relating to Annual Report of 2003) and 1 to 29 April 2004, 1 to 26 July 2004 and 1 to 29 October 2004 relating to 2004 Interim Reports.

M-real's organization 1 January 2005


President & CEO
Hannu Anttila
Corporate Strategy & Sales Services
S. Puotinen
Finance, Control & Legal Affairs
J. Pöhö
Corporate Public Affairs
A. Temmes
Human Resources & Communications
A. Himma
Industrial Development & Resources
A. Metsävirta
Consumer Packaging
H. Kottonen
Publishing
A. Metsävirta
Commercial Printing
J. Salonen
Office Papers
P. Sandberg
MAP
K-J. Lindborg

Corporate Governance
M-real Board of Directors

Antti Oksanen,
(1944) ■ Chairman of the Board since 1995
Member of the Board since 1993
Master of Science in Forestry
Counsellor of Mining
President of Metsäliitto Group,
President & CEO of Metsäliitto Cooperative
Member of the Board of the Finnish Forest Industries Federation since 1995,
Member of the Council of the Confederation of Finnish Industry and Employers TT since 1996,
Member of the supervisory Board in Vapo Oy since 2002,
Member of the Council in Research Foundation of the University of Helsinki since 2002,
Vice Chairman of the Board of Metsäliitto Cooperative, Chairman of the Board of Finnforest Corporation and several other Metsäliitto Group companies,
Vice Chairman of the Supervisory Board of the Tapiola Mutual Pension Insurance Company
Shares owned in M-real Corporation: 130 B shares

Arimo Uusitalo,
(1942) ■ Vice Chairman of the Board since 1994
Member of the Board since 1994
Master of Science in Agriculture
Counsellor of Agriculture
Farmer
Chairman of the Board of Metsäliitto Cooperative,
Vice Chairman of the Board of Finnforest Corporation,
Member of the Board of Oy Metsä-Botnia Ab,
Chairman of the Board of Raisio Group since 2001,
Chairman of the Executive Board of Osuuspankki Kantrisalo 1977
Shares owned in M-real Corporation: 110 A shares and 2710 B shares

Kim Gran,
(1954) ■ Member of the Board since 2004
Bachelor of Science in Economics
President and CEO of Nokian Tyres plc
Chairman of the Board of the Rubber Manufacturers' Association of Finland since 2001
Member of the Council of the Confederation of Finnish Industry and Employers TT since 2002
Member of the Board of Nokian Tyres plc since 2002
Member of the Board of Kuusakoski Oy and Kuusakoski Group Oy since 2004
Shares owned in M-real Corporation: no ownership

Timo Haapanen,
(1939) ■ Member of the Board since 2000
Agronomist
Counsellor of Agriculture
Farmer
Member of the Board of Metsäliitto Cooperative since 1995
Shares owned in M-real Corporation: 4580 B shares

Asmo Kalpala,
(1950) ■ Member of the Board since 1990
Master of Science in Economics
Chairman of the Boards and President of the Tapiola Group
Member of the Board of the Federation of Finnish Insurance Companies since 1988,
Member of the Board of the Insurance Employers' Association since 1988
Member of the Board of YIT Corporation since 2000,
Member of the Board of LTT Research Ltd since 1998
Member of the Board of Finnish Cultural Foundation since 2001
Shares owned in M-real Corporation: no ownership

Erkki Karmila,

(1942) ■ Member of the Board since 1992

Master of Laws (trained on the bench)
Master of Laws 1968, Harvard University
Executive Vice President of the Nordic Investment Bank
Deputy Managing Director, Finnish Export Credit 1981–1982 and Managing Director 1982–1983
Executive Vice President of Kansallis-Osake-Pankki, 1983–1991,
Director of the Invest in Finland Bureau, 1992
Shares owned in M-real Corporation: no ownership

Runar Lillandt,

(1944) ■ Member of the Board since 1999

Agricultural school graduate
Counsellor of Agriculture
Farmer
Chairman of the Supervisory Board of Metsäliitto Cooperative since 1999,
Member of the Board of SLC since 1988,
Chairman of the Supervisory Board of Pohjanmaan Liha since 1994 and Chairman of the Board in 2002,
Member of the Board of A-tuottajat 2001,
Member of the Board of Suupohjan Osuuspankki since 1997,
Member of the Board of Atria Corporation since 2002,
Chairman of the Board of Moelven Industrier ASA since 2002
Shares owned in M-real Corporation: 7545 B shares

Antti Tanskanen,

(1946) ■ Member of the Board since 1992

Ph.D. in Economics
Chairman and CEO, OP Bank Group,
Chairman of the Executive Boards of OP Bank Group Central Cooperative and OKO Bank since 1997
Professor in Economics at Jyväskylä University 1979–1996 and Rector 1988–1991,
Chairman and President of the Academy of Finland 1992–1996
Member of the Unico Banking Group's Steering Committee since 1996,
Member of the Board of the Central Chamber of Commerce since 1999, chairman since 2004
Member of the Board of Employers' Confederation of Service Industries since 2003
Shares owned in M-real Corporation: no ownership

Corporate Executive Board

Hannu Anttila ■ President and CEO
Bachelor of Science in Economics, born in 1955

Hannu Anttila's career began in 1979, when he became an Internal Auditor at Oy Silja Line Ab. From 1980 to 1985, he worked for Oy Metsä-Botnia Ab, from 1980 to 1982 as the Assistant Controller at the Kaskinen Mill and then as the Director of Administration at Botnia's Äänekoski Mill. From 1985 to 1986, Mr Anttila was the SVP, Finance and Administration and Deputy CEO, of Suomen Kuitulevy Oy, which was at that time part of the Enso Group. Mr Anttila returned to Metsä-Botnia in 1987, assuming the position of Financial Director, and then, in 1990, transferred to Metsä-Serla Corporation (now M-real Corporation), where he became SVP, Financial Control. In 1992, he was appointed as Metsä-Serla's SVP, Finance and as a Member of the Corporate Executive Board and in 1996 as Financial Director. In 1997, Mr Anttila became the Senior Executive Vice President of Oy Metsä-Botnia Ab. In 1998, Mr Anttila assumed the position of Chief Executive Officer at Metsä Tissue Corporation, remaining in the position until spring 2003, when he was appointed as Metsäliitto Group's SVP and Chief Financial Officer. In 2004 Mr Anttila returned into M-real Corporation's employ: as he was appointed in June as M-real Corporation's Senior Executive Vice President effective 1 July, as Chief Operating Officer as from 1 September and as President and CEO as from 1 January 2005.

Shares owned in M-real Corporation: 12 690 B shares

Aarre Metsävirta ■ Senior Executive Vice President
Deputy CEO
Industrial Development & Resources
Publishing
Master of Science in Engineering, born in 1945

Aarre Metsävirta has made his entire business career in the forest industry. From 1972 on he held various positions in the pulp and paper industry of A. Ahlström Oy, his last position being Director of Research. In 1983 he joined Rauma-Repola Oy, where he was Technical Director and later Senior Vice President of the Paper Division. He left to become Executive Vice President of Tampella Ltd in 1988 and in 1991 President of Tampella Forest Inc. In 1994 Mr Metsävirta became Chairman of the Board of Veitsiluoto Oy. In 1996 Mr Metsävirta was appointed Executive Vice President of Metsä-Serla Corporation (now M-real Corporation), head of the Paper Group and member of the Corporate Executive Board. In the new organization of 2001 Mr Metsävirta was appointed head of Operations & Sourcing with responsibility for the production of the paper and board mills, Corporate Energy, Corporate Purchasing, Research & Development and Environment functions. In 2003 the name of his responsibility area was changed into Operations and it was added further by logistics and IT. Furthermore, Mr Metsävirta was appointed Senior Executive Vice President and Deputy CEO of M-real in 2003. In 2004 the name of Mr Metsävirta's responsibility area was changed into Industrial Development & Resources consisting of the following functions: Corporate Energy, Corporate Purchasing, Corporate R & D, Environmental Affairs, Technical Projects and Pulp. In addition, Mr Metsävirta was also appointed SEVP of the Publishing business area.

Shares owned in M-real Corporation: 1 000 A shares and 8 170 B shares

Juhani Pöhö ■ Executive Vice President & Chief Financial Officer (EVP&CFO)
Finance, Control & Legal Affairs
Bachelor of Science in Economics, born in 1951

Juhani Pöhö began his career as Assistant District Manager in Alko in the years from 1974 to 1976. He worked from 1976 to 1983 as Manager of Internal Auditing and Administrative Manager in Oy Sinebrychoff Ab, and in Wicanders Oy from 1983 to 1986 as Financial Manager. From 1986 to 1990 Mr Pöhö was Financial Director of Koskisen Oy. He left the company to join Tampella Group where his first position was Senior Vice President, Internal Auditing and thereafter from 1993 to 1996 Senior Vice President and Chief Financial Officer. Mr Pöhö joined Metsä-Serla Corporation (now M-real Corporation) in 1996 as Financial Director of the Kirkniemi mill. In addition, he was appointed Business Controller of Metsä-Serla's Publishing Business area in 1999. Mr Pöhö worked as Kirkniemi Mill manager from 2001 to 2004. In 2004 Mr Pöhö was appointed M-real's Senior Vice President and Chief Financial Officer. In the new organisation of August 2004, Mr Pöhö was appointed Executive Vice President and Chief Financial Officer and member of the Corporate Executive Board.

Shares owned in M-real Corporation: 1 835 B shares

Ari Himma ■ Senior Vice President (SVP)
Corporate Human Resources & Corporate Communications
Master of Science in Social Sciences, born in 1959

Ari Himma worked as Kone Corporation's Human Resources Development Manager from 1987 to 1994. He joined MacGregor Oy as Human Resources Director in 1994. From 1995 to 1999 he worked as Vice President, Human Resources, at Neles Controls Group, where he was a member of the Executive Board. In 1999 Mr Himma became Vice President, Human Resources, for Metso Automation Ltd. In 2001 Mr Himma was appointed Senior Vice President, Human Resources for the M-real Group. In 2003 he was appointed Senior Vice President, Corporate services. In 2004 Mr Himma was appointed Executive Vice President, Corporation Human Resources & Corporate Communications.

Shares owned in M-real Corporation: 2500 B shares

Seppo Puotinen □ Executive Vice President (EVP)
Corporate Strategy & Sales Services
Licentiate in Technology, born in 1955

Seppo Puotinen worked at University of Oulu from 1981–1985 as an Assistant in applied mechanics and as a researcher at the Finnish Pulp and Paper Research Institute during the years 1985 and 1986. Mr Puotinen joined Metsä-Serla Corporation (now M-real Corporation) in 1986 and worked in various positions with business development, marketing and operational responsibility for 13 years. He was appointed as Vice President, Cartons Division, Corrugated and Folding Carton operations in 1999. In 2000, Mr Puotinen joined SCA Packaging as Managing Director for Finland, Russia and the Baltic countries and was appointed as President of SCA's Containerboard Division located in Brussels in 2002. In September 2004, he was appointed Executive Vice President of Corporate Strategy & Sales Services of M-real and began in October 2004. Mr Puotinen holds a Master of Science degree in Engineering as well as a Licentiate of Engineering degree.

Shares owned in M-real Corporation: 1000 A shares and 2750 B shares

Hannu Kottonen ⊠ Executive Vice President (EVP), Consumer Packaging
Master of Science in Economics, born in 1957

Hannu Kottonen worked as Controller of TSP Suunnittelu Oy from 1979 to 1983. In 1983, he joined Huhtamäki Group, where he worked in various positions relating to finance and control until 1995 and as the Chief Financial Officer from 1995 to 1998. From 1998 to 2003, Mr Kottonen held several manager and director positions in Huhtamäki Group's divisions for trade packaging, fresh foods and molded fiber before being appointed Chief Financial Officer of the Huhtamäki Group in 2003. In January 2004, he left Huhtamäki Group to join M-real Corporation and was appointed Senior Vice President and General Manager of the Cartons business. In the new organisation of August 2004, Mr Kottonen was appointed Executive Vice President of M-real's Consumer Packaging business area and member of the Corporate Executive Board.

Shares owned in M-real Corporation: 7353 B shares

Jarmo Salonen □ Executive Vice President (EVP)
Commercial Printing
Master of Science in Engineering, born in 1951

Jarmo Salonen worked as Technical advisor at Finnish Papermills Association from 1978 to 1982. In 1982, he transferred to Ahström Corporation Varkaus mills to serve as the Manager of technical customer service. From 1985 to 1987, Mr Salonen worked as the Mill manager of Varkaus fine paper mills of Ahström / Enso Corporations. From 1987 to 1993, he worked at Rettig Group Finland as the Managing Director of Bore Line Oy Ab. In 1993, he transferred to Metsä-Serla Corporation (now M-real Corporation) to serve as Mill manager of Äänekoski and Kangas paper mills. From 1999 to 2000, Mr Salonen worked as the Director of fine paper division and Managing Director of M-real's UK Paper in Kent, UK. In 2000, he was appointed Senior Vice President of Commercial Printing, located in Amsterdam. In 2002, he returned to Finland as he was appointed Senior Vice President of M-real's Corporate Purchasing. In 2003, he was appointed Senior Vice President of M-real's Production. In the new organisation of August 2004, Mr Salonen was appointed Executive Vice President of M-real's Commercial Printing business area and member of the Corporate Executive Board.

Shares owned in M-real Corporation: 3677 B shares

Peter Sandberg □ Executive Vice President (EVP)
Office Papers
Master of Science in Economics, born in 1967

From 1994–1996 Peter Sandberg worked in various management positions within the Modo Pulp Sales Organisation. In 1998 he was appointed Commercial Director for the Office Paper Division of Modo Paper. In 2000 Mr Sandberg was assigned Vice President Sales for the Metsä-Serla Corporation (now M-real Corporation) Home & Office business area, and in 2002 Senior Vice President, General Manager for the M-real Home & Office business area based in Amsterdam. In the new organisation of August 2004, Mr Sandberg was appointed Executive Vice President of M-real's Office Papers business area and member of the Corporate Executive Board.

Shares owned in M-real Corporation: no ownership

Shares and shareholders

Share capital and shares at 31 December 2004 ■ The company's paid-in share capital on the balance sheet date was euros 557 881 540.40 and consisted of 328 165 612 shares. The company has two series of shares, Series A shares and Series B shares. The number of Series A shares was 36 340 550 and the number of Series B shares 291 825 062.

All shares have a nominal value of euros 1.70. Each Series A Share entitles its holder to twenty (20) votes at a General Meeting of Shareholders, and each Series B Share entitles the holder to one (1) vote. All shares carry the same right to receive a dividend.

The company's issued share capital may not be less than euros 255 000 000.00 and not more than euros 1 020 000 000.00. The issued share capital may be increased or decreased within these limits without amendments to the Articles of Association.

Rights Offering ■ M-real raised new equity capital through an underwritten rights offering of euros 447 498 561. A total of 149 166 187 new series B shares were issued.

In the offering each shareholder was entitled to subscribe for five (5) new series B shares for every six (6) series A and/or B shares held on the record date, September 10, 2004.

The subscription period started 15 September 2004 and continued until 1 October 2004. The subscription price was euros 3.00 per share. The primary subscription rights were traded on the Helsinki Stock Exchange from 15 September 2004 through 24 September 2004.

The lowest price of the B share during the trading period was euros 4.42 and the highest price euros 4.79. The average price was euros 4.61. The trading volume was euros 201 496 882 or 43 699 468 shares. The shares traded represented 24 per cent of the outstanding shares before the new shares were issued.

The lowest price for the subscription right during the trading period was euros 1.11 and the highest euros 1.60. The average price was euros 1.30. A total of 48 514 485 rights were traded.

The most significant changes in the ownership structure prior and post of the issue were the increase in the non-Finnish ownership and the decrease in the households' ownership. The former increased from 36.7 per cent to 38.6 per cent and the latter decreased from 11.1 per cent to 9.6 per cent of the shares. The changes in the other ownership sectors were not significant. Metsäliitto exercised their rights in the offering and subscribed its pro rata share (38.5 per cent of shares).

Although some changes within the biggest shareholders took place, most of the 20 biggest shareholders remained as shareholders. However, as a result of the active trading of the subscription rights number of investors became M-real's shareholders.

Stock Exchange listings and share prices ■ M-real's Series A and Series B shares are listed on the Helsinki Stock Exchange.

The highest price of M-real's Series B on Helsinki Stock Exchange during the financial year was euros 6.43 and the lowest price euros 4.18. The average share price was euros 5.59. In 2003 the average share price was euros 6.11. The price of the Series B share was euros 4.70 at the end of the financial year on 31 December 2004.

Turnover of the series B share was euros 1 013 million, or 62 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 31 December 2004 totalled euros 1 542 million.

At 31 December 2004 Metsäliitto Cooperative owned 38.6 per cent of M-real Corporation's shares and 60.5 per cent of the voting rights conferred by these shares. International investors owned 38.3 per cent of the shares.

Directors' interest ■ Shareholdings of the Board of directors and the management are presented on pages 52–55.

Board of Directors' authority to issue shares ■ The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

Dividend policy ■ M-real's dividend policy is stable and rewarding to shareholders, and aims at paying a dividend of at least 1/3 of the Company's earnings per share on average over the business cycle, nonetheless taking into account the Company's gearing target.

Changes in share capital and numbers of shares 1 January 2000–31 December 2004

		Numbers of shares	Share Capital EUR million
1999	Share capital. 31 Dec 1999	138 999 425	233.8
2000	Change in nominal value 5 May 2000, from share premium funds		2.5
	Share capital, 31 Dec 2000	138 999 425	236.3
2001	Rights issue	35 000 000	59.5
	Rights issue	5 000 000	8.5
	Share capital, 31 Dec 2001	178 999 425	304.3
2002	No changes		
2003	No changes		
	Share capital, 31 Dec 2003	178 999 425	304.3
2004	Rights issue	148 633 415	252.7
	Rights issue	532 772	0.9
	Share capital, 31 Dec 2004	328 165 612	557.9

M-real series B share performance during the subscription period and the subscription right


M-real B share,
euros
5.0
4.9
4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1
15 16 17 20 21 22 23 24 27 28 29 30 1
Sep
Oct


Subscription right,
euros
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
15 16 17 20 21 22 23 24
Sep

Breakdown of shareholders 31 December 2004

M-real A share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1–10	78	2.79	581	0.00	11 620	0.00
11–50	233	8.34	8 024	0.02	160 480	0.02
51–100	313	11.20	26 140	0.07	522 800	0.07
101–500	1 274	45.60	395 093	1.09	7 901 860	1.09
501–1 000	444	15.89	370 595	1.02	7 411 900	1.02
1 001–5 000	389	13.92	860 269	2.37	17 205 380	2.37
5 001–10 000	34	1.22	269 405	0.74	5 388 100	0.74
10 001–50 000	18	0.64	425 337	1.17	8 506 740	1.17
50 001–100 000	4	0.14	298 000	0.82	5 960 000	0.82
100 001–500 000	3	0.11	493 448	1.36	9 868 960	1.36
500 001–1 000 000	0	0.00	0	0.00	0	0.00
1 000 001–	4	0.14	33 193 658	91.34	663 873 160	91.34
Total number	2 794	100	36 340 550	100	726 811 000	100
On the waitinglist, total			0	0	0	0
Grand total account			0	0	0	0
Number issued			36 340 550	100	726 811 000	100

M-real B share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1–10	2 774	6.76	23 356	0.01	23 356	0.01
11–50	8 016	19.52	242 853	0.08	242 853	0.08
51–100	5 776	14.07	431 040	0.15	431 040	0.15
101–500	12 416	30.24	3 218 393	1.10	3 218 393	1.10
501–1 000	5 040	12.28	4 043 318	1.39	4 043 318	1.39
1 001–5 000	5 598	13.63	12 756 850	4.37	12 756 850	4.37
5 001–10 000	822	2.00	5 743 485	1.97	5 743 485	1.97
10 001–50 000	495	1.21	9 663 616	3.31	9 663 616	3.31
50 001–100 000	51	0.12	3 534 295	1.21	3 534 295	1.21
100 001–500 000	56	0.14	11 571 066	3.97	11 571 066	3.97
500 001–1 000 000	4	0.01	2 509 364	0.86	2 509 364	0.86
1 000 001–	10	0.02	238 087 426	81.58	238 087 426	81.58
Total number	41 058	100	291 825 062	100	291 825 062	100
On the waitinglist, total			0	0	0	0
Grand total account			0	0	0	0
Number issued			291 825 062	100	291 825 062	100

Biggest Shareholders

Share register 31 December 2004	A share	B share	Total	% of votes	% of shares
1 Metsäliitto Cooperative	25 751 535	100 978 057	126 729 592	60.5	38.6
2 Ilmarinen Mutual Pension Insurance Company	3 534 330	5 428 211	8 962 541	7.5	2.7
3 Varma Mutual Pension Insurance Company	2 203 544	1 341 113	3 544 657	4.5	1.1
4 Central Union of Agricultural Producers and Forest Owners	1 704 249	1 597 750	3 301 999	3.5	1.0
5 Etra-Invest Oy Ab		2 000 035	2 000 035	0.2	0.6
6 Etera Mutual Pension Insurance Company	120 000	1 286 080	1 406 080	0.4	0.4
7 Mutual Insurance Company Pension-Fennia		1 100 705	1 100 705	0.1	0.3
8 Insurance Fund, Turku City	145 678	627 049	772 727	0.3	0.2
9 Pohjola Finland Value Fund		770 000	770 000	0.1	0.2
10 Metsäliitto Employees' Pension Fund	16 070	577 900	593 970	0.1	0.2
11 Polaris Pension Fund	227 770	311 505	539 275	0.5	0.2
12 Pensionsförsäkringsaktiebolaget		534 415	534 415	0.1	0.2
13 HEX25 index share Special Mutual Fund		465 307	465 307	0.0	0.1
14 Veikko Laine Oy		453 000	453 000	0.0	0.1
15 Sampo Finnish Equity Fund		449 120	449 120	0.0	0.1
16 Alfred Berg Finland Mutual Fund		411 680	411 680	0.0	0.1
17 Insurance Group Pohjola	13 000	366 665	379 665	0.1	0.1
18 Avenir Special Mutual Fund		375 000	375 000	0.0	0.1
19 Elit Capital Oy	62 500	295 095	357 595	0.2	0.1
20 Rantanen Yrjö		350 871	350 871	0.0	0.1

Breakdown of M-real's shareholders 31 December 2004


Insurance companies 0.3%
Non-profitmaking organizations 2.7%
Public communities 5.7%
Households 9.8%
Financial institutions 1.4%
Non-Finnish nationals 38.3%
Metsäliitto 38.6%
Other companies 3.2%

Breakdown of M-real's voting rights 31 December 2004


Non-profitmaking organizations 4.4%
Insurance companies 0.2%
Non-Finnish nationals 12.7%
Other companies 1.4%
Public communities 13.7%
Households 6.4%
Financial institutions 0.7%
Metsäliitto 60.5%

Share performance

		2004	2003	2002	2001	2000
Adjusted prices, euros						
A Shares	high	**6.20**	7.40	8.42	7.45	10.69
	low	**4.22**	5.22	5.05	4.13	5.50
	at year end	**4.68**	6.57	6.61	5.85	6.82
	average	**5.80**	6.43	7.12	6.03	6.83
B Shares	high	**6.43**	7.57	8.79	7.69	10.86
	low	**4.18**	5.23	4.95	4.08	5.32
	at year end	**4.70**	5.92	6.74	5.84	7.16
	average	**5.59**	6.11	6.97	5.86	7.28
Trading in shares, Units on Helsinki Exchanges						
A Shares		**633 215**	1 765 522	4 262 501	1 321 616	1 381 515
% of total no. of A shares		**1.7**	4.9	11.7	3.6	3.8
B Shares		**181 303 518**	80 581 564	103 484 655	69 504 014	50 478 814
% of average total no. of B shares		**62.1**	56.5	72.5	52.5	49.2
Number of shares at the year end						
A Shares		**36 340 550**	36 340 550	36 340 550	36 340 550	36 340 550
B Shares		**291 825 062**	142 658 875	142 658 875	142 658 875	102 658 875
Total		**328 165 612**	178 999 425	178 999 425	178 999 425	138 999 425
Adjusted number of shares at 31 Dec.		**328 165 612**	212 614 264	212 614 264	212 614 264	165 102 544
Market capitalization of shares at 31 Dec., euros million		**1541.7**	1 286.3	1 426.5	1 242.6	1 167.0
Number of shareholders *		**41 629**	43 584	40 672	40 384	38 149

The change in the nominal value of the M-real share has been taken into account

* Shareholders in book entry system

M-real A, share price trend, euros


8
7
6
5
4
2 Jan 2003
30 Dec 2004
M-real A share
Hex-index relative to A share

M-real B, share price trend, euros


8
7
6
5
4
2 Jan 2003
30 Dec 2004
M-real B share
Hex-index relative to B share

Traded volumes 2003–2004, million shares


A shares 129 985
B shares 55 715 703
25
20
15
10
5
1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12
03
04
B share
A share

Figures per share

	2004	2003	2002	2001	2000
Calculation of earnings per share, euros million					
Profit before extraordinary items	**-209.0**	-80.2	134.3	154.0	458.5
– minority interest	**-1.4**	1.0	-10.1	-10.1	6.7
– taxes	**-3.1**	-0.7	-59.8	-115.1	-183.0
+ tax adjustment for extraordinary items	**22.0**	-11.4	0.4	63.6	16.4
+ other adjustments					6.6
= Earnings, euros million	**-191.5**	-91.3	64.8	92.4	305.2
– Adjusted number of shares (average)	**241 989 429**	212 614 264	212 614 264	200 297 013	165 102 544
= Earnings per share, euros	**-0.79**	-0.43	0.30	0.46	1.85
Shareholders' equity per share, euros	**8.00**	10.56	11.57	11.01	11.83
Dividend per share, euros	**0.12**[1]	0.25	0.51	0.51	0.51
Dividend per profit, %	**-15.2**	-58.8	166.7	109.1	27.3
Nominal value per share, euros	**1.70**	1.70	1.70	1.70	1.70
Dividend yield, %					
A Shares	**2.6**	3.8	7.6	8.6	7.4
B Shares	**2.6**	4.3	7.5	8.6	7.1
Price/equity ratio (P/E ratio)					
A Shares	**-5.9**	-15.3	21.7	12.7	3.7
B Shares	**-5.9**	-13.8	22.1	12.7	3.9
(P/BV), %					
A Shares	**58.5**	62.2	57.1	53.1	57.7
B Shares	**58.8**	56.1	58.2	53.1	60.5

[1] Board's proposal

The previous years' number of shares, earnings per share, dividend per share and equity per share have been adjusted to comparable with the figures of 2004.

The calculation of key ratios is presented on page 63.

Earnings per share,
€


2.0
1.5
1.0
0.5
0.0
-0.5
00
01
02
03
04

Shareholders' equity
per share, €


13
11
9
7
00
01
02
03
04

Dividend yield,
%


10
8
6
4
2
00
01
02
03
04

Ten years in figures

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Profit and loss account, € mill.										
Turnover	**5 460**	6 044	6 564	6 923	5 898	4 044	3 320	3 014	2 313	2 240
– change%	**-9.7**	-7.9	-5.2	14.8	45.9	21.8	10.1	30.3	3.2	40.6
Exports from Finland	**1 642**	1 653	1 714	1 743	1 719	1 805	1 704	1 595	1 326	1 267
Exports and foreign subsidiaries	**5 145**	5 652	6 173	6 438	5 376	3 603	2 893	2 598	2 012	1 760
Operating profit	**-75**	74	324	389	604	352	340	283	143	401
– % of turnover	**-1.4**	1.2	4.9	5.6	10.2	8.7	10.2	9.4	6.2	17.9
Profit before extraordinary items	**-209**	-80	134	154	459	268	262	128	55	322
– % of turnover	**-3.8**	-1.3	2.0	2.2	7.8	6.6	7.9	4.3	2.4	14.4
Profit before taxes and minority interests	**-11**	-95	279	337	516	295	273	358	120	322
– % of turnover	**-0.2**	-1.6	4.2	4.9	8.7	7.3	8.2	11.9	10.4	14.4
Balance sheet, € mill.										
Balance sheet total	**6 394**	7 106	7 410	8 005	7 798	4 608	4 419	4 423	3 474	3 123
Shareholders' equity	**2 627**	2 245	2 461	2 341	1 953	1 711	1 555	1 427	1 195	1 147
Interest-bearing net liabilities	**2 161**	3 109	3 019	3 482	3 693	1 471	1 397	1 154	1 361	1 109
Dividens and figures per share *										
Dividens, € mill.	**39.4[1]**	53.7	107.4	107.4	83.4	63.1	60.8	42.1	23.4	32.7
Dividend per share, €	**0.12[1]**	0.25	0.51	0.51	0.51	0.38	0.37	0.26	0.14	0.20
Dividend/profit, %	**-15.2[1]**	-58.8	166.7	109.1	27.3	34.0	33.7	51.3	61.3	16.0
Earnings per share, €	**-0.79**	-0.43	0.30	0.46	1.85	1.13	1.09	0.50	0.23	1.24
Shareholders' equity per share, €	**8.00**	10.56	11.57	11.01[2]	11.83[2]	10.34[2]	9.20[2]	8.64[2]	7.24	6.94
Profitability										
Return on capital employed, %	**-1.0**	1.6	5.8	6.9	13.5	10.5	10.8	10.5	6.8	18.8
Return on equity, %	**-7.7**	-3.8	3.0	4.7[2]	15.5[2]	10.6[2]	11.3[2]	5.3[2]	2.9	22.0
Financial position										
Equity ratio, %	**41.5**	31.9	34.2	30.0[2]	25.7[2]	38.4[2]	36.9[2]	34.1[2]	35.0	42.4
Gearing ratio, %	**82**	137	119	145[2]	184[2]	83[2]	86[2]	77[2]	113	86
Funds from operations, € mill.	**238**	417	521	608	692	440	449	401	303	409
Internal financing on capital expenditure;%	**92**	105	168	82	32	112	130	122	38	82
Net interest expenses, € mill.	**118.4**	166.9	142.3	194.3	131.7	73.8	83.8	70.9	70.4	84.5
Interest cover	**3.0**	3.5	4.7	4.1	6.3	7.0	6.4	6.7	5.3	5.8
Other information										
Gross capital expenditure, € mill.	**259**	397	310	740	2 150	394	344	329	787	492
– % of turnover	**4.7**	6.6	4.7	10.7	36.5	9.7	10.4	10.9	34.0	21.9
R&D expenditure, € mill.	**28**	27	26	27	25	17	15	14	15	15
– % of turnover	**0.5**	0.4	0.4	0.4	0.4	0.4	0.5	0.4	0.7	0.7
Personnel, average	**16 490**	20 372	21 070	22 237	17 351	15 572	13 885	12 637	11 463	10 106
– which in Finland	**5 263**	6 178	6 328	6 406	6 584	6 966	7 208	7 248	7 006	7 162

[1] Board's proposal

[2] The convertible subordinated capital notes are included in liabilities

* The change in the nominal value of the M-real share, made on 11 April 1996, has been taken into account

The previous years' earnings per share, dividend per share and equity per share have been adjusted
to comparable with the figures of 2004.

The 1993-1995 figures for the resource companies Metsä Botnia and Metsä Rauma have not been adjusted for comparability according to the new consolidation policy. Deferred tax has not been included under provision since 1993.

Calculation of key ratios

Return on equity (%) = $\frac{\text{Profit before extraordinary items – direct taxes}}{\text{Shareholders's equity + minority interest (average)}}$

Return on capital employed (%) = $\frac{\text{Profit before extraordinary items + interest expenses, net exchange gains/losses and other financial expenses}}{\text{Total assets – non-interest-bearing liabilities (average)}}$

Equity ratio (%) = $\frac{\text{Shareholders's equity + minority interest}}{\text{Total assets – advance payments received}}$

Gearing ratio (%) = $\frac{\text{Interest-bearing liabilities – liquid funds – interest-bearing receivables}}{\text{Shareholders's equity + minority interest}}$

Earnings per share = $\frac{\text{Profit before extraordinary items- minority interests- direct taxes}}{\text{Shareholders's equity + minority interest}}$

Shareholders' equity per share = $\frac{\text{Shareholders's equity}}{\text{Adjusted number of shares at 31 December}}$

Dividend per share = $\frac{\text{Dividends}}{\text{Adjusted number of shares at 31 December}}$

Dividend per profit (%) = $\frac{\text{Dividend per share}}{\text{Earnings per share}}$

Dividend yield (%) = $\frac{\text{Dividend per share}}{\text{Share price at 31 December}}$

Price/earnings ratio (P/E ratio) (%) = $\frac{\text{Adjusted share price at 31 December}}{\text{Earnings per share}}$

P/BV (%) = $\frac{\text{Adjusted share price at 31 December}}{\text{Shareholders' equity per share}}$

Adjusted average share price = $\frac{\text{Total traded volume per share (EUR)}}{\text{Average adjusted number of shares traded during the financial year}}$

Market capitalization = Number of shares x market price at 31 December

Internal financing of capital expenditure (%) = $\frac{\text{Funds from operations}}{\text{Gross capital expenditure}}$

Interest cover = $\frac{\text{Funds from operations + net interest expenses}}{\text{Net interest expenses}}$

Funds from operations = Funds from operations in the cash flow

Board's proposal for the distribution of profits

	euros
The Group's distributable funds according to the balance sheet at 31 December 2004	721 946 000.00
Non-restricted shareholders' equity in the parent company balance sheet at 31 December 2004	
Retained earnings	963 777 131.09
Net profit for 2004	270 959 835.88
Total	1 234 736 966.97
The Board of Directors proposes the following to the Annual General Meeting	
A dividend of euros 0.12 per share to be paid on the 328 165 612 A and B shares	39 379 873.44
To be transferred to the Retained earnings account	1 195 357 093.53
	1 234 736 966.97

Espoo 4 February 2005

Antti Oksanen   Arimo Uusitalo

Kim Gran   Timo Haapanen   Asmo Kalpala

Erkki Karmila   Runar Lillandt   Antti Tanskanen

Hannu Anttila
President & CEO

Auditor's report

To the shareholders of M-real Corporation

We have audited the accounting, the financial statements and the corporate governance of M-real Corporation for the period 1 January to 31 December 2004. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statements, balance sheets and notes to the financial statements, have been prepared by the Board of Directors and the President and CEO. Based on our audit we express an opinion on these financial statements and on corporate governance of the parent company.

We have conducted the audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President and CEO of the parent company have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President and CEO of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distribution of retained earnings is in compliance with the Companies' Act.

Espoo 17 February 2005

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

Ilkka Haarlaa
Authorised Public Accountant

Strategy

■ M-real's objective is to strenghten its position as one of the leading producers and suppliers of paper, board and packaging solutions in Europe. In its core business areas M-real aims at being its customers' primary choice as a provider of high-quality products and solutions.

Focus on core business areas. ■ M-real's confirmed core business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The group's most important growth areas are high-quality packaging and graphic products, into which M-real intends to prioritise its most substantial development investments.

Enhancement of the Office Papers business area will mainly take place on the basis of its present operational framework.

In the long run it is strategically important to maintain and develop good relationships with paper merchants because a substantial part of all fine paper sales in Europe is conducted through paper merchants.

The development of Map Merchant Group is continued primarily as a part of M-real.

Organising the production, sales and marketing by core business area. ■ The objective of the organisation and management structure, which came in force on 1 September 2004, is to improve internal efficiency and increase profit responsibility by organising the production, sales and marketing by core business area.

M-real continues to emphasize its customer-focused marketing approach by developing and improving its products and services in order to support its customers' business needs. In-depth understanding of customers' businesses provides the basis for further innovation and new product introductions, which also aims at promoting the profitability of our customers' business.

Directing investments in potential growth areas. ■ The competitiveness of M-real's existing business operations is maintained and improved through investments with the aim to enhance product quality, production efficiency and cost competitiveness of the core business areas.

In the near-term, M-real intends to direct its development investments in Consumer Packaging, Publishing and Commercial Printing. Specific focus will be on investments that retain and improve the

Refined Strategic Focus
Roadmap for core businesses
New management
and organizational structure

Cost & Efficiency Improvements
2001–2003 program completed
2004 program to be completed
by end of 2006
New savings potential to be identified

Financial Strategy to Increase Flexiblity
Financial targets and dividend policy
Capital Increase
Bank facility refinancing
Divestments

M-real as of 2004
Core business strategy clearly defined
Focus on earnings improvement
and financial returns
Strict investment criteria
Build on leading market positions
Operational leverage to recovery

competitiveness of M-real's assets and for which the expected payback time is short.

M-real is not planning to carry out any major corporate acquisitions in the near future. The market shares of selected business areas and other basic prerequisites for operations provide a good basis for more efficient utilisation of their profitability potential.

Divestments of selected non-core assets. During the past few years M-real has divested substantial assets to reduce its high indebtedness. The group has also identified other non-core assets which can be divested as and when appropriate. At the moment, strategic alternatives concerning three carton plants are being evaluated.

Cost savings and efficiency improvement In early 2004, M-real published a new cost savings programme, which aims at approx. euros 230 million annual cost savings and improvements in production efficiency. The intention is to complete the programme by the end of 2006. The impact of the programme on cash flow will be realised fully from early 2007.

Financial targets

With regard to financial objectives,

- the group's minimum ROCE target through the business cycle is minimum 10 per cent on average while
- keeping the corporate net gearing below 100 per cent.

Return on capital employed

Target 10%

04
03
02
01
00
-4 -2 0 2 4 6 8 10 12 14

Gearing ratio

Target max 100%

04
03
02
01
00
0 20 40 60 80 100 120 140 160 180 200

Operating environment

■ The paper and paperboard industry can be divided into two broad sectors: printing and writing papers, comprising fine papers, magazine papers and newsprint, and the packaging sector, which encompasses various types of paperboard and raw materials for corrugated board. M-real has focused on coated and uncoated fine papers and coated magazine papers as well as virgin fibre-based folding boxboard and raw materials for corrugated board.

The industry is cyclical, global, capital-intensive, fiercely competitive and still quite fragmented.

Generally, paper and packaging products are sold directly to publishers, printers and manufacturers of packaging or to merchants. Paper merchants buy fairly large volumes of paper from paper producers, usually stock the paper and sell it in smaller lots, offering high-calibre local service and short delivery times. Because a large proportion of fine paper customers are small-sized companies – mainly printing houses, offices and households – paper merchants are an important sales channel for fine papers. In Europe almost 80 per cent of fine paper is sold through paper merchants. About half of M-real's paper and board production (a total of about 5.3 million tonnes in 2004) is sold via paper merchants.

The long-term growth in demand for paper and paperboard depend primarily on the growth of the world economy, demographic trends and technological development. In the years ahead, paper demand in Europe is forecasted to grow by about 2–3 per cent, depending on the grade, with demand for paperboard rising by about 1 per cent (Source: Jaakko Pöyry Consulting). The earnings trend in the industry is cyclical because business cycles have an impact on consumption and pricing and thereby affect the balance of supply and demand for individual products.

In terms of its capacity, M-real is Europe's second largest producer of coated and uncoated

M-real paper and board deliveries


Total
5.0
1.0
1.0
1.0
2.0
Fine paper
Direct sales
0.5
Merchants
2.5
Mag.
0.5
Others
2.0

Million tonnes in average during past years

Consumer packaging materials
Coated magazine paper
Uncoated fine paper
Coated fine paper

Estimate of print advertising expenditure,
%-change in US dollars (current prices)


8
6
4
2
0
-2
-4
-6
01
02
03
04
05
06
Europe
USA

Source: Zenith

Paper market price in Europe indexed (Jan 2000 =100)


130
120
110
100
90
00
01
02
03
04
Uncoated fine paper
Coated fine paper
Coated magazine paper

Folding boxboard market price in Europe,
euros/tonne

Three months moving average


1100
1000
900
800
700
00
01
02
03
04

fine paper. In addition, M-real is Europe's second largest producer of folding boxboard and the fourth largest producer of coated magazine paper (LWC). In sales volumes, M-real is also Europe's third largest paper merchant.

M-real's main market area is Europe, where the company makes nearly 80 per cent of its paper and paperboard deliveries. The markets in Eastern Europe are growing gradually in importance. Demand for paper and paperboard improved during 2004, both in Europe and North America. The most important reason for the increase in paper demand has been the growth in printed advertising, which is generally forecasted to continue at least at the present pace in the near future. Despite the improved demand for paper and paperboard, Europe still has about 10–15 per cent of excess capacity, depending on the grade. With the prevailing overcapacity, the average price of paper in Europe has fallen during the previous four years.

M-real paper and board sales by market areas,
approx. 5.3 million tonnes, 2004


Africa, 3%
Americas, 8%
Western Europe, 68%
Asia ja Oceania, 12%
Eastern Europe, 9%

Production capacity 2004

Million tonnes	Europe	M-real	M-real's share
Coated magazine paper	11.3	1.3	12%
Coated fine paper	10.7	1.6	15%
Uncoated fine paper	9.9	1.5	15%
Folding boxboard	2.4	0.7	30%

Resources

Procurement ■ The main raw materials M-real uses are wood, pulp, energy and chemicals. M-real's total consumption of roundwood last year was about 14 million cubic metres (m^3) (including the share of Metsä-Botnia's wood use) and pulp consumption amounted to 2.5 million tonnes. M-real's pulp procurement is based on its own production, pulp purchased from Metsä-Botnia and market pulp purchased from selected suppliers. M-real is nevertheless in practice self-sufficient in pulp, because the pulp resources it is able to deploy largely meet its pulp requirement. The pulp consumption chart below gives an overview of M-real's pulp procurement.

M-real uses both energy produced by its own mills and energy bought from outside suppliers. M-real's total energy consumption in 2004 was 35 000 GWh. Electricity consumption was 7 000 GWh, of which about 56 per cent came from M-real's own electricity generation, 16 per cent from Pohjolan Voima's generation plants and 28 per cent was purchased from external suppliers. Accordingly, M-real's degree of self-sufficiency in electricity was 52 per cent in Finland and 64 per cent outside Finland. Fuel use for heat production at the mills was 27 000 GWh in 2004, of which wood-based fuels accounted for 61 per cent.

The chemicals used by M-real are largely inorganic elements and compounds such as oxygen, ozone, hydrogen peroxide and chlorine dioxide, which are used in pulp bleaching, as well as calcium carbonate, latex, optical brighteners and starch, which are used in the paper production process.

Additional information on procurement is given in the M-real's Corporate responsibility report 2004.

Stumpage price of spruce pulpwood,
€/m^3



25
20
15
10
5
00
01
02
03
04
Finland
Germany
Sweden
Austria

Source: Jaakko Pöyry Consulting

Wood in use 2004

	million m^3	%
Finland		
Direct	2.7	19
Share of wood use of Metsä-Botnia's pulp	5.9	41
Elsewhere in Europe	5.7	40
Total	14.3	

Stumpage price of hardwood pulpwood,
€/m^3



20
16
12
8
4
00
01
02
03
04
Finland
Sweden
Latvia
Austria
Germany

Source: Jaakko Pöyry Consulting

Pulp consumption 2004,
tonnes



2 500
2 000
1 500
1 000
500
0
-500
Own production
External purchases
Share of Metsä-Botnia
External sales
Pulp comsumption

Electricity consumption and use of fuels

	Electricity consumption GWh/a	Change 03–04 %	Self-sufficiency in electricity, %	Use of fuels, GWh/a	Change 03–04 %	Proportion of biofuels, %
Finland	3 940	3	52	13 800	4	64
Other countries	3 020	6	64	13 500	-1	58
Total	**6 960**	**5**	**57**	**27 300**	**2**	**61**

Total energy, fuels used

	2004 GWh	2004 %	2003 %	2002 %	2001 %
Wood-based	**17 716**	**50**	48	46	45
Natural gas	**7 710**	**22**	22	22	21
Coal	**2 870**	**8**	9	9	10
Nuclear power	**2 775**	**8**	8	9	9
Hydropower	**2 056**	**6**	6	6	6
Peat	**939**	**3**	4	4	3
Oil	**1 179**	**3**	3	4	5
Total	**35 245**				

Personnel At the end of 2004, M-real had a payroll of 15 960 employees, of whom about 31 per cent worked in Finland. M-real's personnel strategy centres on developing core competencies and management resources, strengthening the management system and building a unified corporate culture. The staff's development is monitored by means of regular PMD (Performance Makes the Difference) discussions between supervisors and their staff.

Additional information on the personnel is given in the Corporate responsibility report.

Personnel by country 31 December

	Group	
	2004	2003
Finland	**4 912**	5 835
Germany	**2 873**	4 148
Great Britain	**1 832**	1 875
Sweden	**1 691**	2 334
Austria	**872**	871
France	**824**	884
Switzerland	**570**	577
Hungary	**543**	575
Belgium	**392**	407
The Netherlands	**342**	361
Poland	**169**	795
Other countries	**940**	974
Total	**15 960**	19 636

Risk management

Principles and objectives of risk management ■ Risk management is part of M-real's strategic and operational planning, daily decision making and monitoring of operations. It is also part of the internal control system.

The aim of the risk management process is to identify and assess systematically and to manage through cost-effective measures risks that can have an impact on achievement of the company's objectives. A concurrent aim is to take into account risk-related opportunities and, after due appraisal, to exploit them.

M-real adheres to a policy of prudent risk-taking, and decisions must be based on an adequate assessment of factors such as the company's risk-bearing ability and the upside-downside ratio.

The main objective of risk management work is

- to ensure that all identified risks affecting personnel, customers, products, the public image, property, intellectual capital, social responsibility and the company's ability to operate are always attended to as prescribed by law and otherwise justifiably in the light of the best available knowledge and the prevailing economic conditions.
- to meet the expectations of different stakeholders
- to ensure the undisturbed continuity of business operations
- to optimize the upside-downside ratio
- to ensure management of the company's overall risk position and minimize overall risk.

The responsibilities connected with risk management and other more detailed operating principles are defined in the company's Risk Management Policy and Risk Management Principles.

Risk environment ■ Risks connected with M-real's operations are assessed and reported on regularly. The development of risks is monitored and various measures are undertaken to prepare for and come to grips with them. The following key risk areas were arrived at in the risk assessment that was carried out during 2004:

- strategic choices
- major global changes in demand
- competitiveness of production plants
- optimizing supply chain efficiency
- the customer management process
- price fluctuations in main products and commodities
- abrupt and unforeseeable changes in the financial markets
- threats to corporate security
- key employees and organizational efficiency
- proper functioning of key processes
- risks involving dependencies and the suspension of operations
- public image and reputation

Preparing for and transferring risks ■ Risks are met by applying the information and knowledge that are available to the company itself or to external experts and partners. In addition to risk assessments that are carried out at regular intervals in different subareas of operations, the company has formulated continuity and recovery plans connected especially with production, but also other business operations, in order to support the planning of crisis management at the company and unit-level.

Risks have been transferred, notably, by means of insurance agreements, derivatives contracts and otherwise through clauses written into general agreements.

The transfer of risks through insurance agreements is done as a rule by means of global insurance agreements covering the most common non-life risks. These agreements comprise

- a property and loss-of-profits insurance programme
- an operational and product liability insurance programme
- a liability insurance programme covering management and corporate governance bodies
- a transport insurance programme

During 2004 major instances of damage in excess of the relevant deductible did not occur within the above-mentioned insurance programmes.

Management of financial risks ■ The Group's financial position is discussed in the report of the Board of Directors.

Financing risks involved in business operations are managed in accordance with the financing

Key financial risks

	Exposure (mill. currency units)	Average hedging 2004	Hedging 31 Dec 2004
Annual total foreign exchange exposure	EUR 1 500	4.5 months	4.0 months
Annual USD exposure	USD 700	7.0 months	6.0 months
Annual GBP exposure	GBP 250	3.0 months	3.0 months
Annual SEK exposure	SEK –3 200	3.0 months	3.5 months
Total equity exposure	EUR 700	95%	98%
Interest rate maturity of loans (incl. derivatives)	EUR 2 400	21.4 months	23.1 months
Average interest rate (incl. derivatives)	EUR 2 400	4.3%	4.2%
Interest rate sensitivity *	EUR 0.6		

* M-real interest rate sensitivity is an estimate of the effect of an interest rate change of one per cent in one direction on net interest costs based on the exposure at the end of 2004.

Derivative agreements

The Group was engaged in following alternative agreements to hedge financing risk at the fiscal year-end.

	Maturity	Counter-value
Forward foreign exchange contracts	< 12 months	25.8
Foreign exchange options bought and sold	< 12 months	18.0
Forward interest rate agreements	< 11 years	3.0
Interest rate options bought and sold	< 11 years	14.2
Interest rate swaps	< 5 years	17.2
Currency swaps	< 10 years	9.0

At note 26 (Contingent liabilities) a schedule is given of the gross amount and fair values of derivative contracts on 31 Dec 2004.

policy confirmed by the Company's Board of Directors and management. This policy defines detailed operating instructions for the management of factors such as foreign exchange, interest rate, liquidity and counterparty risk as well as for the use of derivative instruments. The aim is to hedge against significant financing risks, to balance the cash flow and to give the business units time to adjust their operations to changed conditions.

Foreign exchange risks ■ The M-real Group's foreign exchange risk consists of the risk connected with foreign currency flows and the risk of converting foreign currency-denominated shareholders' equity amounts.

Most of the Group's costs are generated in the eurozone, but a large part of the sales income is obtained in non-domestic currencies. This means that due to changes in foreign exchange rates, trade receivables can fluctuate whilst production costs remain unchanged. Similarly, products are often priced in a non-domestic currency. This foreign currency exposure includes foreign currency-denominated accounts receivable, accounts payable, orders booked as well as a certain part of the budgeted net foreign currency cash flow.

The main currencies for the Group's currency flow exposure are the United States dollar, the British pound and the Swedish krona. The appreciation in the dollar and pound has a positive effect on the Group's earnings and, correspondingly, their weakening has a negative impact. A depreciating Swedish krona has a positive effect on the Group's earnings.

The hedging policy is to hedge on average a three-month foreign exchange flow, but the

Exchange rates against euro at 31 December

	2004	2003	2002	2001	2000
GBP	**0.7051**	0.7048	0.6505	0.6085	0.6241
USD	**1.3621**	1.2630	1.0487	0.8813	0.9305
SEK	**9.0206**	9.0800	9.1528	9.3012	8.8313
NOK	**8.2365**	8.4141	7.2756	7.9515	8.2335
DKK	**7.4388**	7.4450	7.4288	7.4365	7.4631

Exchange rate trends


1.6
1.4
1.2
1.0
0.8
0.6
EUR/USD
EUR/GBP
00
01
02
03
04

Currency breakdown of loans


Other
SEK
USD
EUR

Foreign currency breakdown of currency exposure


Other
DKK
AUD
USD
SEK
GBP

hedging can vary currency by currency from 0 to 12 months. The amount of hedging for specific currencies can vary depending on the exchange rates and expectations prevailing at any given time, on interest differences among the currencies as well as on the impact on the Group's earnings of a change in foreign exchange rates.

The risk in translating foreign currency-denominated shareholders' equity arises when the shareholders' equity amounts of overseas subsidiaries and associated companies are consolidated and translated into euros in the annual accounts. According to Group Treasury policy a minimum of 50 per cent of the equity exposure subject to risk must be hedged if the hedging can in practice be carried out.

Interest rate trends,
3 months


8
6
4
2
00
01
02
03
04
GBP
Euribor
USD

Interest rate risk □ Interest rate risk primarily pertains to interest-bearing receivables and liabilities in the balance sheet. The main foreign currencies involved in the management of interest rate risks are the euro, the United States dollar, the British pound and the Swedish krona.

M-real aims to hedge the most important interest rate risks. How fast a change in the level of interest rates is reflected in net financial expenses in the profit and loss account depends on the periods during which investments, loans and derivatives are tied to fixed interest rates, i.e. on how long the interest rate of a financial item is fixed. The policy is to maintain the average interest rate maturity at the 12-month level, but the maturity can vary based on interest rate expectations and the risk management objectives set.

Liquidity risks □ Liquidity risk means that financial assets and borrowing facilities do not suffice to cover the financing need of operations or that funding becomes immoderately expensive. The risk is monitored by estimating the liquidity requirement for the next 12–24 months and ensuring that available liquidity covers the bulk of the 12–24 month requirement.

Counterparty risks □ Financial instruments involve a risk that the Group will sustain losses because the counterparty is unable to meet its commitments. The Group manages this risk by entering into financial transactions only with the most creditworthy counterparties and within predetermined limits. Credit risks for financing did not result in losses during the financial year.

Cartons

The operating environment of the Cartons business in 2004 was characterised by moderate growth in the European economy and a strengthening euro. All the main product groups enjoyed increasing demand. Demand grew in Eastern Europe, North America and Asia.

The business posted an operating profit in 2004 of euros 60.3 million (2003: 33.3). The operating profit includes non-recurring net expenses of euros 5.4 million (4.0), the largest of which were the euros 22.4 million write-down of Savon Sellu's fixed assets as well as the recognition of negative goodwill of euros 14.3 million connected with the purchase of shares in Kemiart Liners Oy. In the fourth quarter a euros 8.4 million reversal was made on the write-down of Savon Sellu's fixed assets owing to the disposal of the Savon Sellu business and the proceeds from the sale. The operating result, excluding non-recurring items, was euros 65.7 million (37.3). Profitability was improved mainly by the growth in delivery volumes in all product groups as well as by the cost savings that were realized. The strengthening of the euro depressed the selling price in euros within all product groups. The average operating rate of the paperboard machines was 89 per cent (84). The average order book at the end of December was about three weeks. Kemiart Liners is included in its entirety in the second-half figures.

Deliveries by west European folding boxboard producers were up 6 per cent compared with 2003. Deliveries by the producers to Western Europe were unchanged. M-real's deliveries of folding boxboard grew by 13 per cent. The biggest growth was seen in deliveries to Western and Eastern Europe as well as North America. The average selling price of folding boxboard fell, largely in the wake of a strengthening euro.

Delivery volumes of linerboard were up slightly, stripping out the growth in delivery volumes due to the acquisition of Kemiart Liners. The appreciation of the euro depressed selling prices.

The volume of fluting deliveries increased. The company succeeded in raising the delivery volume and selling price, especially in the lower profitability markets outside Europe. The average selling price nevertheless fell in step with the strengthening euro.

Cartons

		2004	2003	Change
Turnover	€ million	**879.7**	809.0	9%
Internal sales, Group	€ million	**−15.5**	−17.0	
Turnover, external	€ million	**864.2**	792.0	9%
Operating profit	€ million	**60.3**	33.3	81%
Operating profit	%	**6.9**	4.1	
Capital employed (average)	€ million	**897.8**	901.9	−1%
Capital turnover rate		**1.0**	0.9	
Return on capital employed	%	**7.6**	3.9	
Personnel (average)		**2 842**	2 970	−4%
Investment in fixed assets	€ million	**18.3**	24.3	−25%
Mill deliveries	1 000 t	**1 155**	1 007	15%
Production	1 000 t	**1 111**	913	22%
Capacity operating rate of board mills	%	**89**	84	

Equals to M-real's ownership (47% in Kemiart Liners until QII 2004 and 100% as from QIII 2004)

Turnover,
€ million


1 000
800
600
400
200
01
02
03
04

Operating profit,
€ million


150
120
90
60
30
01
02
03
04

Operating profit,
%


16
12
8
4
01
02
03
04

Largest producers of folding boxboard in Europe 2004


Stora Enso
M-real
Holmen
Cascades
Mayr-Melnhof
0
100
200
300
400
500
600
700
800

Capacity, 1000 t
Source: M-real

Graphics Products and Speciality Papers

There was a dual trend market situation for the main product groups of the Graphics Products and Speciality Papers business in 2004. The positive trend in printed advertising lifted demand in the main market areas in Western and Eastern Europe, North America and Asia. By contrast, selling prices in Europe fell, and the appreciation of the euro lowered the selling price in euros received by west European producers for dollar-based exports.

The business' operating loss was euros 90.0 million (a profit of 24.3 million). The operating result includes euros 56.2 million of non-recurring net expenses (6.4), the biggest of which were the euros 31.0 million write-down of the fixed assets of the Zanders Reflex mill in Germany booked in the third quarter, as well as the euros 24 million expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills and booked in the fourth quarter. The operating result, excluding non-recurring net expenses, was a loss of euros 33.8 million (a loss of 30.7). Profitability was weakened mainly by the fall in the average selling price.

Deliveries by west European producers of coated fine paper rose by 11 per cent and deliveries by producers of coated magazine paper by 8 per cent. M-real's volume of coated fine paper delivered rose by 10 per cent and the volume of coated magazine paper fell by 5 per cent. M-real's delivery volume for speciality paper increased.

The operating rate of the paper machines was 88 per cent (84). The order book at the end of December was just over two weeks.

The average price of coated fine paper fell by 5 per cent and coated magazine paper was down 3 per cent. Prices of speciality paper declined slightly on average. The strengthening in the euro depressed the average selling price within all product groups.

Graphics Products and Speciality Papers

		2004	2003	Change
Turnover	€ million	**2 377.9**	2 348.0	1%
Internal sales, Group	€ million	**–236.3**	–228.8	
Turnover, external	€ million	**2 141.6**	2 119.2	1%
Operating profit	€ million	**–90.0**	24.3	
Operating profit	%	**–3.8**	1.0	
Capital employed (average)	€ million	**2 720.6**	2 871.4	–5%
Capital turnover rate		**0.9**	0.8	
Return on capital employed	%	**–3.4**	1.0	
Personnel (average)		**6 670**	6 957	–4%
Investment in fixed assets	€ million	**80.4**	86.2	–7%
Mill deliveries	1 000 t	**3 168**	2 965	7%
Production	1 000 t	**3 169**	2 912	9%
Capacity operating rate	%	**88**	84	

Largest producers of coated fine paper in Europe 2004


Sappi Europe
M-real
Stora Enso
Lecta
UPM-Kymmene
0
500
1 000
1 500
2 000

Capacity, 1000 t
Source: M-real

Turnover, € million


3 200
2 400
1 600
800
01
02
03
04

Operating profit, € million


300
200
100
0
-100
01
02
03
04

Operating profit, %


9
6
3
0
-3
01
02
03
04

Largest producers of coated magazine in Europe 2004


UPM-Kymmene
Stora Enso
Burgo
M-real
Myllykoski
0
500
1 000
1 500
2 000
2 500
3 000
3 500

Capacity, 1000 t
Source: M-real

Business operations
Offices

■ Despite the pick-up in demand, the market situation for the Offices business remained difficult in 2004. Imports of uncoated fine paper to the west European market, which increased as a result of the sinking dollar, coupled with an increase in production capacity kept the competition situation very tight all year long. This caused a sharp fall in the selling prices of uncoated fine paper. Deliveries by west European producers to the markets outside Europe were largely unchanged despite the weakening in the dollar.

The business reported an operating loss of euros 3.9 million (profit of 48.2 million). Profitability was weakened mainly by the fall in selling prices.

Deliveries by west European producers of uncoated fine paper rose by 5 per cent. The volume of products delivered by the Offices business area grew by 8 per cent. The operating rate of the paper machines was 89 per cent (82). The order book at the end of December was just over two weeks.

The average selling price fell by approximately 9 per cent.

Offices

		2004	2003	Change
Turnover	€ million	**670.0**	682.9	-2%
Internal sales, Group	€ million	**-110.5**	-127.4	
Turnover, external	€ million	**559.5**	555.5	1%
Operating profit	€ million	**-3.9**	48.2	
Operating profit	%	**-0.6**	7.1	
Capital employed (average)	€ million	**846.7**	906.4	-7%
Capital turnover rate		**0.8**	0.8	
Return on capital employed	%	**-0.6**	5.4	
Personnel (average)		**2 036**	2 107	-3%
Investment in fixed assets	€ million	**31.2**	30.3	3%
Mill deliveries	1 000 t	**961**	892	8%
Production	1 000 t	**975**	873	12%
Capacity operating rate	%	**89**	82	

Turnover,
€ million



1 000
800
600
400
200
01
02
03
04

Operating profit,
€ million



120
90
60
30
0
- 30
01
02
03
04

Operating profit,
%



15
12
9
6
3
0
01
02
03
04

Largest producers of uncoated fine paper in Europe 2004



Stora Enso
M-real
Mondi
International Paper
Portucel Soporcel
0
500
1 000
1 500
2 000

Capacity, 1000 t
Source: M-real

Business operations Map Merchant Group

Demand for Map Merchant Group's products improved in 2004 despite the continued difficult market situation. Thanks to the improved demand and implemented efficiency improvement measures the financial performance improved in all major market areas. The integration and reorganisation of operations was continued during the year and a restructuring of the operations of Modo Merchants and James McNaughton in the UK was initiated.

Map Merchant posted an operating profit of euros 4.7 million (6.5). The profit includes non-recurring net expenses of euros 8.3 million of which the most important were the euros 5.3 million expense provision for the restructuring of Modo Merchants Ltd and James McNaughton Paper Group Ltd and the euros 2.4 million cost incurred by the termination of Modo Merchants' warehouse lease agreement. The operating profit excluding non-recurring items was euros 13.0 million (6.5). The improvement in profitability was attributable to the increased delivery volumes and the positive effects of the efficiency improvement measures.

Map Merchant Group

		2004	2003	Change
Turnover	€ million	**1 368.4**	1 392.6	-2%
Internal sales, Group	€ million	**-8.6**	-6.0	
Turnover, external	€ million	**1 359.8**	1 386.6	-2%
Operating profit	€ million	**4.7**	6.5	-28%
Operating profit	%	**0.3**	0.5	
Capital employed (average)	€ million	**385.5**	396.8	-3%
Capital turnover rate		**3.6**	3.5	
Return on capital employed	%	**1.5**	2.0	
Personnel (average)		**2 528**	2 554	-1%
Investment in fixed assets	€ million	**6.1**	5.8	6%
Deliveries	1 000 t	**1 308**	1 283	2%

Operating profit,
€ million


2 000
1 500
1 000
500
01
02
03
04

Operating profit,
€ million


12
6
0
-6
-12
01
02
03
04

Operating profit,
%


2
1
0
-1
01
02
03
04

Sales volumes of paper merchants in Europe 2003


Paperlinx
Antalis
MAP (M-real)
Igepa
Inapa
500
1 000
1 500
2 000
2 500
3 000

Sales, 1000 t
Source: M-real

Business operations
Quarterly data

Turnover	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	Quarterly 2003 IV	2003 III	2003 II	2003 I
€ million			IV	III	II	I	IV	III	II	I
Cartons [1]	**879.7**	809.0	**227.9**	**237.6**	**210.1**	**204.1**	196.2	200.3	196.9	215.6
Graphics Products and Speciality Papers	**2 377.9**	2 348.0	**616.2**	**589.5**	**581.1**	**591.1**	572.6	578.7	574.6	622.1
Offices	**670.0**	682.9	**164.1**	**167.1**	**158.5**	**180.3**	169.5	151.3	170.5	191.6
Map Merchant Group	**1 368.4**	1 392.6	**342.8**	**332.4**	**339.2**	**354.0**	347.6	332.5	345.0	367.5
Internal sales and other operations	**164.3**	811.6	**31.8**	**36.1**	**44.4**	**52.0**	188.3	204.4	220.8	198.1
Group total	**5 460.3**	6 044.1	**1 382.8**	**1 362.7**	**1 333.3**	**1 381.5**	1 474.2	1 467.2	1 507.8	1 594.9

Operating profit and result	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	Quarterly 2003 IV	2003 III	2003 II	2003 I
€ million			IV	III	II	I	IV	III	II	I
Cartons [1]	**60.3**	33.3	**25.8**	**10.7**	**9.8**	**14.0**	−2.3	15.1	2.5	18.1
Graphics Products and Speciality Papers	**−90.0**	24.3	**−47.4**	**−33.2**	**−11.9**	**2.5**	−12.8	10.0	−2.1	29.1
Offices	**−3.9**	48.2	**−1.2**	**0.0**	**−6.2**	**3.5**	8.6	3.9	13.9	21.8
Map Merchant Group	**4.7**	6.5	**−2.9**	**0.9**	**3.0**	**3.8**	0.4	−2.7	3.4	5.4
Other operations	**−45.8**	−38.5	**−1.8**	**−6.5**	**−14.5**	**−23.0**	−31.2	2.6	−2.9	−7.0
Operating profit	**−74.7**	73.8	**−27.5**	**−28.1**	**−19.9**	**0.8**	−37.3	28.9	14.8	67.4
% of turnover	**−1.4**	1.2	**−2.0**	**−2.1**	**−1.5**	**0.1**	−2.5	2.0	1.0	4.2
Net exchange gains/losses	**12.5**	20.7	**8.1**	**0.0**	**−0.8**	**5.2**	9.7	−0.5	5.3	6.2
Other financial income and expenses	−146.8	−174.7	**−52.2**	**−31.4**	**−28.9**	**−34.3**	−77.6	−32.3	−29.8	−35.0
Profit before extraordinary items	**−209.0**	−80.2	**−71.6**	**−59.5**	**−49.6**	**−28.3**	−105.2	−3.9	−9.7	38.6
% of turnover	**−3.8**	−1.3	**−5.2**	**−4.4**	**−3.7**	**−2.1**	−7.1	−0.3	−0.6	2.4

Operating profit and result	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	Quarterly 2003 IV	2003 III	2003 II	2003 I
%			IV	III	II	I	IV	III	II	I
Cartons [1]	**6.9**	4.1	**11.3**	**4.5**	**4.7**	**6.9**	−1.2	7.5	1.2	8.4
Graphics Products and Speciality Papers	**−3.8**	1.0	**−7.7**	**−5.6**	**−2.1**	**0.4**	−2.2	1.7	−0.4	4.7
Offices	**−0.6**	7.1	**−0.7**	**0.0**	**−3.9**	**2.0**	5.1	2.6	8.2	11.4
Map Merchant Group	**0.3**	0.5	**−0.8**	**0.3**	**0.9**	**1.1**	0.1	−0.8	1.0	1.5
Group total	**−1.4**	1.2	**−2.0**	**−2.1**	**−1.5**	**0.1**	−2.5	2.0	1.0	4.2

Deliveries	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	2003 IV	2003 III	2003 II	2003 I
1 000 tonnia			IV	III	II	I	IV	III	II	I
Cartons [1]	**1 155**	1 007	**305**	**310**	**275**	**265**	250	246	246	265
Graphics Products and Speciality Papers	**3 168**	2 965	**837**	**797**	**767**	**767**	745	729	727	763
Offices	**961**	892	**233**	**246**	**228**	**254**	209	207	229	246
Paper businesses total	**4 129**	3 857	**1 070**	**1 043**	**995**	**1 021**	955	937	956	1 009
Map Merchant Group	**1 308**	1 283	**330**	**321**	**319**	**338**	327	312	317	328

Production	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	2003 IV	2003 III	2003 II	2003 I
1 000 tonnes			IV	III	II	I	IV	III	II	I
Cartons [1]	**1 111**	913	**294**	**322**	**242**	**253**	217	238	208	250
Graphics Products and Speciality Papers	**3 169**	2 912	**817**	**814**	**763**	**775**	708	719	718	767
Offices	**975**	873	**244**	**241**	**243**	**247**	203	200	233	237
Paper mills total	**4 144**	3 785	**1 061**	**1 055**	**1 006**	**1022**	912	919	950	1 004
Metsä-Botnia's pulp [2]	**1 151**	1124	**282**	**290**	**279**	**300**	270	305	269	280
M-real's pulp	**1 533**	1439	**399**	**384**	**369**	**381**	368	350	355	366

Operating rates	Full year 2004	Full year 2003	Quarterly 2004 IV	2004 III	2004 II	2004 I	2003 IV	2003 III	2003 II	2003 I
%			IV	III	II	I	IV	III	II	I
Cartons [1]	**89**	84	**85**	**96**	**86**	**89**	79	87	78	94
Graphics Products and Speciality Papers	**88**	84	**90**	**90**	**85**	**87**	80	83	83	89
Offices	**89**	82	**91**	**86**	**87**	**92**	75	73	89	93
Paper mills total	**88**	83	**90**	**89**	**86**	**88**	79	80	84	90

[1] Equals to M-real's ownership (47% in Kemiart Liners until QII 2004 and 100% as from QIII 2004).

[2] Equals to M-real's ownership (47% in Metsä-Botnia).

Business operations
Production capacities

Paper mills
(1000 tonnes)

Location	Country	Machines	Coated magazine paper	Coated fine paper	Uncoated fine paper	Speciality paper	Total
Kirkniemi	Finland	3	730				730
Äänekoski	Finland	1		180			180
Kangas	Finland	2	320				320
Simpele	Finland	1				55	55
Kyröskoski	Finland	1				100	100
Stockstadt	Germany	2		215	210		425
Bergisch Gladbach	Germany	4		330			330
Düren	Germany	4				100	100
Husum	Sweden	3	250		415		665
Wifsta	Sweden	1			165		165
Alizay	France	1			300		300
Pont Sainte Maxence	France	2			120		120
Biberist	Switzerland	3		380	70		450
Sittingbourne	Great Britain	2		200			200
New Thames	Great Britain	1			230		230
Hallein	Austria	2		315			315
Total		33	1 300	1 620	1 510	255	4 685

Board mills
(1000 tonnes)

Mill	Country	Machines	Folding boxboard	Kraftliner	Total
Tampere	Finland	3	240		240
Kyröskoski	Finland	1	130		130
Äänekoski	Finland	1	165		165
Simpele	Finland	1	170		170
Kemi	Finland	1		340	340
Total		7	705	340	1 045

Carton plants
(1000 tonnes)

Plant	Country	Cartons	Total
Tampere	Finland	20	20
Petöfi	Hungary	30	30
Meulemans	Belgium	20	20
Total		70	70

Pulp mills

(1000 tonnes)

Mill	Country	Chemical pulp	BCTMP	CTMP	Total
Stockstadt	Germany	160			160
Husum	Sweden	700			700
Alizay	France	310			310
Hallein	Austria	160			160
Joutseno	Finland		260		260
Lielahti	Finland			110	110
Total		1 330	260	110	1 700

Metsä-Botnia*

(1000 tonnes)

Mill	Country	Chemical pulp	Total
Äänekoski	Finland	485	485
Kemi	Finland	560	560
Kaskinen	Finland	425	425
Rauma	Finland	570	570
Joutseno	Finland	600	600
Total		2 640	2 640

* M-real's share is 47% of the capacity

Other shareholdings

(1000 tonnes)

Softwood and hardwood pulp	340	Sunila Oy, (interest 17,5%), Finland
Coated magazine paper	180	Myllykoski Paper Oyj, (interest 35%), Finland
Uncoated magazine paper	380	Myllykoski Paper Oyj, (interest 35%), Finland

M-real's financial communications and investor relations

Shares ☐ The company has a total of 328 165 612 shares. All shares have a nominal value of EUR 1.70. Information on M-real Corporation's shares is given in the financial statements part of the Annual Report.

M-real's Series A and Series B shares are quoted on the Helsinki Stock Exchange. The trading codes of the shares are MRLAV and MRLBV, respectively.

Investor relations objectives ☐ M-real is committed to generating shareholder value. In line with its strategy, M-real is seeking to improve its market position, cost structure and profitability, whilst streamlining its functions and organization.

M-real endeavours to offer up-to-date and easily utilizable information on the company regularly and openly. The company aims to produce reliable and factual information concerning its operations and financial position as well as the near-term outlook.

Financial information ☐ Financial reports and surveys appear in Finnish and English. Annual Reports and other publications can be obtained from M-real Corporation, Corporate Communications, Revontulentie 6, 02100 Espoo, Finland, tel. +358 10 469 4552 and fax +358 10 469 4531 or by e-mail at: corporate.communications@m-real.com.

On M-real's mainly English-language Internet pages, material of most interest to investors is brought together under the heading Investor Relations. Stock exchange announcements, interim reports and financial information on these pages are updated in real time. The pages give a company presentation that is regularly updated when financial reports are published. Information on subjects such as the Group's products, customer cases, organization, sales network and environmental issues can also be found on the Internet pages. Also, Group publications can be ordered and feedback sent via the Internet.

The address of M-real's website is www.m-real.com and its general e-mail address is corporate.communications@m-real.com.

Financial reporting and Closed window periods in 2005 ☐ M-real does not comment on its financial performance or similar issues from the close of each reporting period up to the publication of the report for said period, except for information on a change in the market situation and the rectification of incorrect information.

M-real will publish its financial reports in 2005 as shown in the table below.

Closed window	Financial report	Publication date
1 January to 4 February	Financial Results for year 2004	Friday, 4 February
1 to 28 April	Interim Report January–March	Thursday, 28 April
1 to 29 July	Interim Report January–June	Friday, 29 July
1 to 28 October	Interim Report January–September	Friday, 28 October

Contact information

Equity investors			Debt investors and banker relationships
Juhani Pöhö	Juha Laine	Thomas Ekström	Aapo Nikunen
Tel. +358 10 469 5283	Tel. +358 10 469 4335	Tel. +358 10 469 4962	Tel. +358 10 469 4255
GSM +358 50 598 7607	GSM +358 50 346 0350	GSM +358 50 381 9751	
juhani.poho@m-real.com	juha.laine@m-real.com	thomas.ekstrom@m-real.com	aapo.nikunen@metsafinance.com

General questions and comments on investor relations can be sent to the address: **investor.relations@m-real.com**

Paper information

Project group

Jyrki Antikainen

Anna-Karin Byström

Thomas Ekström

Marja-Liisa Kauppinen

Nina Kuulusa

Juha Laine

Kenneth Bergenheim (Kreab)

Graphic design and layout

Kreab Oy

Perttu Eskelinen, responsible designer

Printer

Frenckell 2005

Product **Galerie Image 190 g/m²**

Mill **Äänekoski Board, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (2001)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2000) based on PEFC

Share of wood from certified forests 58%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood * (%)	Certification system
Finland	64	90	PEFC
Russia, European part	33		
Estonia	2		
Latvia	1		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com


EMAS

Product **Galerie One Silk, 80 g/m²**

Mill **Kangas, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (1997) EMAS (2002)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2003) based on PEFC

Share of wood from certified forests 54%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood* (%)	Certification system
Finland	62.5	85.5	PEFC
Russia, European part	34.5		
Estonia	2		
Latvia	1		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com

The complete M-real annual reporting 2004 consists of three parts:



Annual review – available in English, Finnish, French, German and Swedish



Corporate responsibility report – available in English and Finnish



Annual financial report – available in English, Finnish and Swedish

Additional copies are available from:

M-real Corporation
Corporate Communications
P.O. Box 20
FI-02020 METSA
Finland
Tel. +358 1046 94552
Fax +358 1046 94531
E-mail: corporate.communications@m-real.com

The publications are also available as pdf files on the website
www.m-real.com

m-real

M-REAL YEAR 2004

Annual review



82-3696

m·real

Table of contents



CREATING NEW IDEAS

M-real in a nutshell

■ M-real is one of the leading producers of fine paper and paperboard in Europe. The company focuses on four core businesses: Consumer Packaging, Publishing, Commercial Printing and Office Papers. M-real's global clientele consists mainly of publishers, printers, paper merchants, offices and well-known consumer product manufacturers as well as carton printers.

M-real aims at enhancing its customers' businesses by providing excellent wood fibre based solutions for consumer packaging, communications and advertising purposes. Together with customers and partners, M-real develops new innovations for demanding applications, such as magazines, art books, brochures, direct mail and office papers, as well as cartons for beauty and health care products, cigarettes, branded food and consumer durables. M-real's brands include Galerie, Euro Art, Data Copy and Logic fine papers, and Carta and Avanta boards.

M-real has 26 production units in nine European countries; Austria, Belgium, Finland, France, Germany, Hungary, Sweden, Switzerland and the UK. Total annual production capacity amounts to approximately 4.7 million tonnes of paper and 1.0 million tonnes of paperboard.

M-real has an extensive sales network with offices and representatives in more than 70 countries and a merchanting arm, Map Merchant Group, with offices in 22 European countries. M-real's four technology centres in Finland, Germany and Sweden focus on the development of new products and services to meet customers' needs in specific areas.

M-real Corporation, which generated a turnover of 5.5 billion euros in 2004, employs nearly 16 000 people. Headquartered in Finland, M-real Corporation is listed on the Helsinki Stock Exchange.

Business areas

Consumer Packaging ■ The Consumer Packaging business area offers high performance paperboards, packaging solutions and related services to carton printers and brand owners in industries such as: beauty care, health care, foods, cigarettes and consumer durables. The product range also includes high quality graphic boards, wallpaper base and papers for flexible packaging, labelling and self-adhesive laminates.

Publishing ■ The Publishing business area provides a coated paper range of Galerie Papers for demanding applications, such as magazines, product catalogues, direct mail and sales promotion materials. Galerie Papers have an excellent reproduction quality, even in very low weights, and are highly regarded by leading publishers, printers and brand owners around the world.

Commercial Printing ■ The Commercial printing business area produces added value fine papers for promotion and corporate communications. Art books, brochures, annual reports, direct mailings, flyers, inserts, leaflets are characteristic products made of this choice paper. The end users are primarily professionals working in marketing and corporate communications. The products are typically sold through merchant partners.

Office Papers ■ The Office Papers business area focuses on high quality office papers used in the business environment. The product portfolio meets the needs of all types of users, from the smallest home offices through to large corporations and government institutions. The products are designed to provide the highest performance in various printing technologies applications.

Map Merchant Group ■ Map Merchant Group is the third largest merchant group in Europe and is made up of 24 individual merchant companies, active in 22 countries with links across the globe. It serves some 50 000 customers, principally printers, publishers, advertising agencies, banks and retail chains throughout Europe. Map supplies both M-real's and other manufacturers' paper grades.

President's review

Dear Reader ▣ M-real's financial year 2004 was remarkable for its exceptionally large number of major changes.

The European paper markets improved substantially during the second half of the year, following a prolonged period of sluggish demand. This positive change in the market situation made it possible for us to start implementing price increases during the last quarter, although in some sectors these were smaller than planned. Taking the steep decline of the US dollar into consideration, the average euro-equivalent price levels in some sectors even declined during the last few months of the year.

A fundamental change was carried out at the beginning of September when M-real reverted to a line organisation in which business areas are defined by customers.

The restructuring, along with a sharper delineation of areas of responsibility, has had a positive impact on customer orientation, operational efficiencies and even to some extent on financial results. I strongly believe that also our cost reduction and efficiency improvement programmes, in conjunction with our current operating model, will enable us to enhance our profitability and attain estimated savings of at least 200 million euros by 2007.

With regard to M-real's operational abilities and development, it was also of utmost importance that we reduced company indebtedness and strengthened our capital base. The divestments made so far and the rights offering of nearly 450 million euros in the autumn enable us to continue to develop M-real into a more efficient and profitable company. We have a great deal of know-how and good market positions, and now we also have sufficient financial resources to make better use of our earnings potential.

Our objectives for the future are clear. Naturally, our main target must be to make M-real a profitable company again – as soon as possible. To accomplish this, resolute action will be needed, both to increase revenue and especially to improve cost efficiency. We will therefore continue to free up capital and invest in those areas of business that will provide a quick return. The size of these investments will be aimed at the further reduction of net debt.



I would like to thank our customers and business partners for the excellent cooperation in 2004. I would also like to thank our employees for their commitment to the implementation of these changes. Finally, I would like to express my thanks to my predecessor, Jouko M. Jaakkola, for his dedicated work and to wish him a happy retirement.

Hannu Anttila
President and CEO

M-real's strategy

■ M-real's objective is to strengthen its position as one of the leading producers and suppliers of paper, board and packaging solutions in Europe. In its core business areas M-real aims at being its customers' primary choice as a provider of high-quality products and solutions.

Focus on core business areas ■ M-real's confirmed core business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The group's most important growth areas are high-quality packaging and graphic products, into which M-real will prioritise its most substantial development investments.

Enhancement of the Office Papers business area will mainly take place on the basis of its present operational framework.

In the long run it is strategically important to maintain and develop good relationships with paper merchants because a substantial part of all fine paper sales in Europe is conducted through paper merchants.

The development of Map Merchant Group is continued primarily as part of M-real.

Organising the production, sales and marketing by core business area ■ The objective of the organisation and management structure, which came in force on 1 September 2004, is to improve internal efficiency and increase profit responsibility by organising the production, sales and marketing by core business area.

M-real continues to emphasize its customer-focused marketing approach by developing and improving its products and services in order to support its customers' business needs. In-depth understanding of customers' businesses provides the basis for further innovation and new product introductions, which also aims at promoting the profitability of our customers' business.

Directing investments in potential growth areas ■ The competitiveness of M-real's existing business operations is maintained and improved through investments with the aim to enhance product quality, production efficiency and cost competitiveness of the core business areas.

In the near-term, M-real intends to direct its development investments in Consumer Packaging, Publishing and Commercial Printing. Specific focus will be on investments that retain and improve the competitiveness of M-real's assets and for which the expected payback time is short.

M-real is not planning to carry out any major acquisitions in the near future. The market shares of selected business areas and other basic prerequisites for operations provide a good basis for more efficient utilisation of their profitability potential.

Divestments of selected non-core assets ■ During the past few years M-real has divested substantial assets to reduce its high indebtedness. The group has also identified other non-core assets which can be divested as and when appropriate. At the moment, strategic alternatives concerning three carton plants are being evaluated.

Cost savings and efficiency improvement ■ In early 2004, M-real published a new cost savings programme, which aims at 200 million euros annual cost savings and improvements in production efficiency. The intention is to complete the programme by the end of 2006. The impact of the programme on profit and cash flow will be realised fully from early 2007.

Financial objectives ■ With regard to financial objectives, the group's minimum ROCE target through the business cycle is minimum 10 per cent on average while keeping the net gearing below 100 per cent.


MAKE
MATERIAL
WORK

M-real's year 2004

Q1

In January ■ M-real finalised the divestment of Metsä Tissue.

Q2

In June ■ The Board of Directors of M-real Corporation appointed Hannu Anttila President and CEO as from 1 January 2005.

Q3

In July ■ M-real adopted the new HEX Corporate Governance Recommendation which came into force on 1 July 2004.

In August ■ M-real became the sole owner of Kemiart Liners by acquiring 47 per cent ownership from UPM-Kymmene and 6 per cent from Metsäliitto Cooperative. Full ownership of Kemiart Liners strengthens M-real's Consumer Packaging business.

In August ■ M-real announced a revised strategy which focuses on the development of the company's core business areas: Consumer Packaging, Publishing, Commercial Printing and Office Papers. At the same time, M-real revamped its organisation to improve internal efficiency and profit responsibility. M-real's Business Area Heads are now members of the Corporate Executive Board and business areas have full profit responsibility.

In September ■ The Extraordinary General Meeting of M-real decided on an approximately 450 million euro Rights Offering to strengthen its Balance Sheet and reduce indebtedness. The Offering was completed successfully in October.



Q4

In October ■ M-real's sale of the Price & Pierce Group to Gould Paper was finalised.

In December ■ The construction of M-real's new BCTMP plant in Kaskinen, Finland, reached eaves level and the mill also obtained its environmental permit. The plant, which will be completed in August 2005, will have an annual capacity of 300 000 tonnes using 800 000 cubic metres of both softwood and hardwood as raw material.

In December ■ M-real sold the business operations of Savon Sellu mill. The buyer is a company to be founded by Dr. Dermot F. Smurfit in his private capacity and a group of other international investors.



CR statement and principles □ On 2 February 2004, M-real's Corporate Executive Board officially endorsed M-real's commitment to working in the spirit of corporate responsibility.

A set of draft principles of corporate responsibility was drawn up and fine-tuned in extensive internal dialogues during the year. The Board of M-real endorsed the final set of principles on 12 January, 2005.

For M-real, corporate responsibility means responsible action in terms of economic, environmental and social performance. The company is determined to make corporate responsibility an integral element of its corporate culture.

In 2004, M-real also signed the Global Compact, the joint initiative launched by the United Nations together with business, to advance responsible corporate citizenship.

Sale of forestland □ In January 2005, M-real finalised the sale of its forestland to Forestia Holding Oy. The owners of Forestia Holding Oy are now Metsäliitto Cooperative (with a share of 49.9 per cent), Suomi Mutual Life Assurance Company (39.7 per cent) and the Central Union of Agricultural producers and Forest owners (10.4 per cent). M-real's share of the total transaction price is 163 million euros.

New website □ In January 2005, M-real launched its new website to enhance interaction with its stakeholders, especially its customers and to provide them with easily accessible information. Visitors can, with the help of a product search and sample basket, also order samples of M-real's full product range.

Galerie Papers 15th anniversary □ In 2004, Galerie Papers celebrated its 15th anniversary. Since 1989, countless images, by many of the world's most famous photographers, have been printed on Galerie Papers in publications such as Vogue, Wallpaper, Elle, National Geographic, Time and Newsweek. See also page 15.


Galerie
CELEBRATING 15 YEARS OF IMAGE-MAKING QUALITY


art director's favourite

Financial result 2004

Profit and loss account euro million	2004	2003	2002
Turnover	5 460.3	6 044.1	6 564.2
Interest in associated companies	-7.4	-5.2	-4.9
Other operating income	86.3	73.8	73.4
Operating expenses	5 152.4	5 557.9	5 850.7
Depreciation	461.5	481.0	457.7
Operating profit	-74.7	73.8	324.3
Net exchange gains/losses	12.5	20.7	-30.5
Other financial income and expenses	-146.8	-174.7	-159.5
Profit before extraordinary items	-209.0	-80.2	134.3
Extraordinary items	198.2	-15.1	144.5
Profit before taxes and minority interest	-10.8	-95.3	278.8
Taxes	-3.1	-0.7	-59.8
Minority interest	-1.4	1.0	-10.1
Profit for the period	-15.3	-95.0	208.9

Taxes include taxes corresponding to profit for the period.

Balance sheet euro million	31 Dec 2004	31 Dec 2003	31 Dec 2002
Assets			
Fixed assets	4 198.7	4 768.7	4 934.5
Current assets			
Inventories	726.8	802.0	814.9
Other current assets	1 227.3	1 351.9	1 460.9
Liquid funds	241.6	183.6	199.9
Total	**6 394.4**	**7 106.2**	**7 410.2**
Liabilities			
Shareholders' equity	2 626.8	2 245.3	2 461.0
Minority interest	23.9	18.9	74.6
Provisions for liabilities and charges	58.1	77.4	66.3
Long-term liabilities	2 019.8	3 030.6	3 030.3
Short-term liabilities	1 665.8	1 734.0	1 778.0
Total	**6 394.4**	**7 106.2**	**7 410.2**

The M-real Corporation's operating result, excluding non-recurring items, declined in 2004 and was a loss of 2.0 million euros, compared with an operating profit of 88.5 million euros in the previous year. The main factors behind the drop in the operating result were the fall in the price of paper and the appreciation of the euro. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

The operating result was a loss of 74.7 million euros (a profit of 73.8). Net non-recurring expenses of 72.7 million euros were booked as a charge to the operating result (14.7 million in 2003). The biggest items affecting this were:

- negative goodwill of 14.3 million euros connected with the purchase of shares in Kemiart Liners Oy
- the write-down of fixed assets of the Savon Sellu fluting mill in Finland and the Zanders Reflex paper mill in Germany, to a total value of 53.5 million euros
- an 8.4 million euros reversal of the write-down of Savon Sellu's fixed assets
- the 24 million euros expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills
- a 5.3 million euros provision for the restructuring of the operations of Modo Merchants Ltd and James McNaughton Paper Group Ltd.

Cash flow statements

euro million	2004	2003	2002
Profit before extraordinary items	-209.0	-80.2	134.3
Depreciation	461.5	481.0	457.7
Taxation	-30.9	-19.0	-56.7
Other changes	10.4	35.5	-14.3
Funds from operations	232.0	417.3	521.0
Change in working capital	19.6	7.8	145.4
Cash flow from operations	251.6	425.1	666.4
Gross capital expenditures [1]	-258.8	-396.7	-310.0
Disposal and other changes in fixed assets	439.7	-2.5	223.9
Cash flow after capital expenditure	432.5	25.9	580.3
Share issue	447.5	0.0	0.0
Interest-bearing net debt of companies acquired and divested	121.5	-8.5	-9.0
Dividend	-53.7	-107.4	-108.4
Change in interest-bearing liabilities (+ decrease/- increase)	947.8	-90.0	462.9

[1] Excl. interest-bearing net debt of acquired companies.

Key figures

	2004	2003	2002
Earnings per share, euro	-0.79	-0.43	0.30
Return on capital employed,%	-1.0	1.6	5.8
Return on equity, %	-7.7	-3.8	3.0
Gross capital expenditures, euro million [1]	259	397	310
Personnel, average	16 490	20 372	21 070

	31 Dec 2004	31 Dec 2003	31 Dec 2002
Shareholders' equity per share, euro	8.00	10.56	11.57
Equity ratio, %	41.5	31.9	34.2
Gearing ratio, %	82	137	119

[1] Excl. interest-bearing net debt of acquired companies.

Of the businesses, Cartons and Map Merchants improved their profitability.

Demand for paper and paperboard grew substantially compared with the previous year. M-real's deliveries of paper increased by 7 per cent and deliveries of paperboard were similarly up 7 per cent on a comparable basis.

A drop occurred in the selling prices of all papers, especially in uncoated fine paper. No major change took place in the selling price of paperboard. The appreciation of the euro nevertheless lowered the selling price in euros obtained from deliveries of paper and paperboard outside Europe.

President & CEO Hannu Anttila comments on the outlook for the current year: "Measures to raise the prices of coated paper grades and folding boxboard are continuing. There is also a considerable need for price increases in uncoated fine papers."

"The 30 million euros cost savings target which was set for 2004 was exceeded, and we have increased our estimate on the impact of cost-savings and efficiency improvement measures during 2005 and 2006 to 200 million euros. The objective is to lift the level of earnings into the black during the second half of the current year. To achieve the objective the planned cost-savings are to be realised, the sought-after price increases are to go through during the first part of the year and the United States dollar is not to weaken significantly from its current level."

The financial statement information for 2004 is reported in accordance with the old business area structure. The old business areas were: Cartons, Graphics products and Speciality papers, Offices and Map Merchant Group.

M-real at your service

■ M-real is a leading European paper company with innovative products. The following pages will present our four core business areas – Consumer Packaging, Publishing, Commercial Printing and Office Papers – and the resources behind our products and services.

Sales and customer service ■ M-real's worldwide sales network, which covers over 70 countries, is our main interface with customers and ensures a flexible, locally-based service.



Logistics ■ To provide punctual deliveries, we continuously improve the efficiency of our logistics services by optimising transport movements, routes and schedules. Local stocks are available for very quick delivery.





Wood procurement ■ All of our wood raw material has been procured from sustainably managed forests. We know its origin and report it openly in our Paper Profile environmental product declarations. Our aim is to increase the proportion of independently-certified wood in our products.

Products and production ■ M-real's product portfolio consists of high quality papers and boards for magazines, art books, brochures, direct mail, office papers and packaging for beauty and health care products, cigarettes, branded food and consumer durables. Our 26 production units, located in nine European countries, have implemented ISO 9000 quality management and ISO 14001 environmental management systems and operate in accordance with the principles of good manufacturing practice (GMP).





Human resources ■ M-real's human resources strategy is focused on developing core competencies and management resources and strengthening the management system. Creating a uniform corporate culture and an efficient performance development process are two of the key targets.

COLOURS
TELL

MORE





Wasa
Wasa.



M-real Consumer Packaging business area recognises the unique and changing packaging needs of multi-national consumer brands and the challenges faced by retail businesses of today. To understand the impact of these needs and challenges on carton printing and the whole supply chain is crucial for our business and that of our customers. M-real serves carton printers and brand owners in specific industries such as beauty care, health care, foods, cigarettes and consumer durables. An important share of our paperboards is sold via merchants.

M-real is Europe's second largest producer of primary fibre cartonboard for consumer packaging and graphic applications, and the world's leading producer of coated white top kraftliner for the corrugating industry. We are also a leading producer of base paper for wallcoverings. In addition, our product portfolio includes cartons, speciality papers for flexible packaging, labelling and self-adhesive laminates.

Consumer Packaging products are sold mainly to customers in Europe, North America and Asia.

Our total offering includes a range of services, such as sheeting, supply chain competence, technical customer support, seminars and training. Additional services available include design, security and point of sale solutions, packaging procurement and print management.

Packaging that promotes the brand We cooperate closely with our customers to be aware of their real needs and to be able to provide them with packaging that helps them communicate the right message. M-real Consumer Packaging has optimised the functional and visual characteristics of its products to meet the most stringent requirements of customers, including the right touch, feel and visual appearance, all of which help to promote the brand of the packed product. Many international brand owners rely on M-real's offering.

M-real's high performance paperboards have a unique combination of stiffness and consistency in quality, which makes them perform excellently in various printing and converting processes. Several products are suitable for use as "a house sheet" for various end use applications. This helps the customer to reduce waste, machine downtime, complexity and stocks and therefore also leads to high overall performance.

Developments in 2004 In May, M-real Äänekoski Board finalised the upgrade of Carta Integra and Carta Solida, its bleached chemi-thermomechanical pulp (BCTMP) based cartonboards. The upgrade was targeted at enhancing product yield. This was achieved by reducing the basis weight while still retaining the previous thickness and stiffness levels and the attractive visual appearance. In response to the needs of our customers, the new grades also provide a more extensive grammage range for all markets.

In July, the integration of M-real Tako Board and M-real Lielahti was completed. Lielahti now focuses on the production of BCTMP for Tako Board, which has enabled Tako to further develop its product portfolio. During the year, all of Tako Board's customers successfully switched from groundwood to BCTMP based products.

Also in July, an improved effluent treatment system was taken into use at Kyro.

In August, M-real acquired total ownership in Kemiart Liners. Full ownership of Kemiart Liners strengthens M-real's Consumer Packaging business.

In December, M-real sold the business operations of the Savon Sellu mill. The buyer is a company to be founded by Dr. Dermot F. Smurfit in his private capacity and a group of other international investors.

Market trends ☐ The world demand for cartonboards is currently around 35 million tonnes, and the market is expected to grow at an annual rate of over 2 per cent over the next ten years. Annual growth of some 4–5 per cent is expected to continue in Eastern Europe and Asia. (Source: Jaakko Pöyry)

The estimated market growth derives from the trends influencing the packed consumer goods industry. An ageing population, longer life-expectancies, increasing beauty and health consciousness, improved standards of living and quality of spare time, particularly in developing countries, are a few examples of these trends.

Cartonboard consumption for frozen food and health and beauty care packaging is estimated to grow faster than average cartonboard consumption, while for cigarettes, chocolate and confectionery, as well as for dry beverages (i.e. tea, coffee), it is likely to be average. For graphic applications, growth is estimated to be slower than for packaging except in geographical market areas such as Eastern Europe, where it is expected to increase rapidly.

☐ **Products**

Cartonboards for packaging
- Carta Integra
- Garta Solida
- Gala X
- Nova X
- Avanta products
- Tako products
- Simcote
- Simwhite

Boards for graphic applications
- Carta Integra
- Carta Solida
- Galerie products
- Simwhite

White top kraftliners for retail packaging
- Kemiart

Papers for flexible packaging and labels
- Simcastor Plus products
- Simkraft Special

Wallpaper base
- Cresta products

Boards and packages to protect brands ▩ Counterfeiting has emerged as a serious problem for brand owners, especially in the last few years. Typical areas of counterfeiting, which affects an estimated 7–8 per cent of world trade, are beauty care, pharmaceuticals, cigarettes, consumer electronics and branded food – all of which are major end-uses of M-real's packaging grades. In consumer electronics, counterfeiting is estimated to amount to 15 per cent of global trade. For beauty care, the figure is around 10 per cent.

The packaging industry, including M-real, is helping brand owners to combat this problem by developing new security solutions. An example of this is the co-operation within PrintCity (a strategic alliance of independent companies in the graphic and related industries), where several companies have joined forces to fight counterfeiting. This theme is one of today's main topics of Consumer Packaging R&D. M-real is also working on packaging related security projects with customers.



☐ Since their launch in 1989, M-real Publishing papers – or Galerie Papers – have been the premium choice of the publishing industry, including magazine publishers, printers, catalogue producers, retailers and advertisers. The Galerie Papers are designed to combine high image reproduction quality with low grammages, providing potential for cost savings in production, postage and logistics.

The development focus of Galerie Papers is on the continuous improvement of printability and on ensuring accurate colour and detail reproduction properties. Our ambition is to improve the effectiveness of our publishing customers' print products and so our development work is driven by customer feedback and information gained from the Reader Preference Research. The M-real Technology Centres develop and fine-tune the paper recipes and surface characteristics for the Galerie Papers.


Cooking

Our state-of-the-art mills, located in Finland (Kangas and Kirkniemi) and Sweden (Husum), manufacture approximately 1.3 million tonnes of paper per annum.

In Europe, the brand's home market, Galerie Papers are used by distinguished publishing houses and printers in the UK, Germany, France, Spain, Italy, Finland, Poland and many others. The brand is also valued in overseas markets including Australia, where it is the market leader, as well as by several publishers, printers and advertisers in high growth market areas, such as Eastern Europe, Russia and Ukraine. Galerie paper is delivered to almost 70 countries worldwide.

Paper to match the publication ☐ In cooperation with the University of Helsinki, M-real has conducted Reader Preference Research on paper and print quality from the reader's point of view. The study confirmed that readers form their image of a publication and respond to their reading experience partially on the basis of paper and print quality. According to the research, readers experience printed matter in more complex ways than is generally thought and that paper adds an extra dimension to the reading experience. When the whiteness of the paper and the quality of print is at the optimal level, readers perceive the images, for example, as fresher, purer and sunnier.

The research also showed that readers need to feel that there is a good match between the publication and the paper. Their image of a publication is partially on the basis of the paper and print quality, and while there may be more than one type of paper suitable for a magazine, each gives subtly different nuances to the overall impression. The finding that readers tend to attach even more importance to the feel of the paper than media professionals do underlines the importance of giving focus groups the chance to evaluate alternative types of paper. Additionally, the research has shown that readers tend to react to several printing and colour related issues when they evaluate print media materials. Thereafter, the eye is more and more on the printing and colour management issues.

M-real Publishing business area has developed a wide range of know-how and expertise on colour management and printing in order to get the best results with our papers. Its innovative Galerie Papers and services help customers produce effective printed communications for optimum reader response. The services range from training and technical collaboration to logistics and paper management services.

Market trends ☐ M-real is the fourth largest European producer of coated publishing papers and ranks as number five in the world in this product group (source: Jaakko Pöyry). Deliveries of coated publishing papers to the European markets in 2004 grew by 6 per cent, and the forecast for 2005 estimates a further healthy growth.

According to industry indicators and forecasts, the underlying demand for coated publishing papers appears to be quite strong. The European advertising recovery is continuing and advertising expenditure forecasts are showing growth for 2005. Print media advertising is expected to increase by 3 per cent. Growth in advertising expenditure boosts the publishing and printing industry, the main customers for these products.

Prices of coated publishing papers were at their lowest in 2004, and further price increases are expected during 2005.

☐ **Products**

Galerie Papers

- **Galerie Lite** Coated ultra lightweight paper with high bulk and opacity
- **Galerie Brite** Coated lightweight paper with high bulk, soft gloss and improved brightness
- **Galerie One** Coated fine paper with high bulk, brightness and opacity
- **Galerie Fine** Coated fine paper with high brightness, smoothness and improved opacity
- **Galerie Art** Coated art paper with especially high smoothness and brightness

Galerie Papers – fifteen years of image-making quality ☐ Fifteen years ago, in 1989, M-real launched Galerie Art, the first of its range of high quality coated graphic papers and boards called Galerie Papers.

The innovative Galerie Papers range has continued to evolve to better serve brand owners, photographers, publishers and printers who demand outstanding image reproduction in their paper media. Galerie Lite, Galerie Brite, Galerie One, Galerie Fine and Galerie Art are all top-class papers in their own categories, with high quality paperboards Galerie Image and Vision completing the family of papers and boards.

Since 1989, countless images by many of the world's most famous photographers have been printed on Galerie Papers in publications such as Vogue, Wallpaper, Elle, National Geographic, Time and Newsweek. In addition, many global brands use Galerie Papers for their brochures and print advertising.

In 2004, Galerie Papers celebrated its 15th anniversary celebration with a photography competition for images printed on Galerie Papers. Winning entries are featured in a limited edition photography book published by M-real. The photografs are also available on M-real's website www.m-real.com.


IMAGE

Commercial Printing



☐ Through innovative product development, M-real Commercial Printing provides the corporate communications and sales promotion industries with papers that meet the demanding requirements of design imaging and graphic applications.

M-real is one of the leading fine paper producers in Europe. We offer value added paper products and services, supported by innovative product development work that focuses on customer needs. To develop our market position, we work closely with our customers, including our paper merchant partners. Our mill locations enable us to provide outstanding product and service offering to European and key overseas markets.

The users of M-real Commercial Printing papers are primarily professionals working in marketing and corporate communications in, for example, insurance and financing, commerce, IT and computer industries, publishing, advertising, design and consumer goods manufacturing. Annual reports, company brochures, product folders, inserts, flyers, leaflets, direct mailings, catalogues, company magazines and posters are characteristic uses.

Products ☐ M-real Commercial Printing's mills produce coated and uncoated fine papers and specialities for demanding design imaging and graphic applications. The excellent surface properties and runnability of our papers meet the most demanding needs of the corporate communications and sales promotion industries. Our products include various well established brands.

Developments in 2004 ☐ The Commercial Printing business area is committed to added value papers. As part of this strategy, the following major quality improvement programmes were key features of 2004:

Spring launch of the improved Ikono brand
Spring launch of the new Stockstadt Tauro quality
Summer start-up of quality improvement programme for Gohrsmühle Mega
Summer launch of new Allegro gloss quality, with Allegro silk programme to be finalised in the first quarter of 2005
Autumn finalisation of Äänekoski Papers' Galerie Art quality improvement programme.

Market trends ☐ The market situation for commercial printing papers has been gloomy for the past few years. In 2004, the market showed signs of recovery as demand in Western Europe, the main market, increased by 7 per cent. The growth in demand was driven partly by several special events, such as the Olympics, the European Football Championships and several elections, and is estimated to continue also in 2005, as European advertising recovery is gaining momentum and the business outlook of printing companies is improving.

Despite the growth in demand in 2004, prices remained under pressure because of the increase in new capacity which has come on stream in Western Europe in recent years. This new capacity has also kept the supply/demand ratio below 90 per cent.

Industry deliveries to outside Western European markets are expected to continue to grow, although at a lower rate than in previous years. The paper markets in the USA and Asia are improving and this is likely to support the needed increase in European exports.

Capacity growth in the commercial printing papers is slowing down as there are no major investments in the pipeline, and growth will come mainly from rebuilds.

Despite uncertainties caused by the appreciating value of the euro and high oil prices, we expect to see a moderate recovery in the market place and some improvements in selling prices.

☐ **Products**

Zanders papers for creative design and premium printing
- Ikono
- Medley
- Zeta
- Spectral
- Chromolux
- Autocopy

Coated papers
- Galerie papers for excellent image reproduction quality and yield advantage (Galerie Art, Galerie One)
- Mega for high quality marketing communications materials
- Euro Art for excellent runnability and service
- Allegro for harmonious appearance
- Eurobulk and Furioso high volume papers
- Nimrod, the modern classic

Offset papers
- Tauro with dazzling results and unique tactile feel
- Orsay plus
- Senlis
- Crossbow

M-real printers club ☐ Founded in May 2001, M-real's Printers Club is a unique customer loyalty programme for Commercial Printing customers in Germany and Austria. Its more than 1 100 members include sheet fed offset printers, advertising agencies and brand owners.

Club members establish new industry contacts while also learning more about paper and the latest developments in printing technology through Printers Club Contact workshops, the annual Printers Club Symposium and Printers Club Awards. A club magazine, newsletter, informative web site and dummy and sample making service are also offered to Club members. Through this programme, we also learn more about the graphics industry and its needs, so that we are able to offer better solutions to our customers.



Office Papers



■ M-real Office Papers is committed to manufacturing, marketing and selling a portfolio of high quality business papers for offices and commercial print. The business area focuses on meeting the needs of today's business users – from small and home offices to large corporations and government institutions and a variety of print and converting operations. Our selection of office papers ranges from specially engineered papers bringing colourful style to visual communications, especially for fast-developing office equipment technologies, to cost-effective solutions for high volume print runs.

M-real Office Papers is among the leading players in Europe. The business area produces high quality uncoated fine papers for printing and copying (cut size papers), as well as paper for forms, envelopes, manuals and business communication purposes (reels).

Well-established brands ■ Through a programme of continual research and development, M-real Office Papers has developed an extensive portfolio of products which, to a large extent, are sold as own brands. Our well established and recognised brands include Data Copy, Evolve and Logic, as well as our specialised Modo Papers.

Data Copy is one of the foremost brands in the European market for cut size papers. This multi-functional, efficient, all-round paper is part of the Data Papers range, which also includes Data Colour grades for laser and inkjet printing. In response to environmental legislative and consumer demand for high quality recycled paper, M-real Office Papers also offers its 100 per cent recycled fibre Evolve papers, which are as white and bright as comparable virgin papers without any compromise on quality. Evolve Business and Evolve Office have been received particularly well by corporate organisations. The Logic range of papers, our third key office paper brand, includes grades for high volume use, as well as Logic Image papers for colour laser printing and photo-quality results.

In addition to printing and copying papers supplied in sheets, we also offer paper in reels for converting and print on demand customers. Modo Papers reels is a range of five specialised papers, each one engineered to perform a very specific end use application, e.g. envelope converting, preprint, laser, ink-jet and optical character recognition (OCR). The range has been well established in the paper converting industry for more than 30 years.

M-real Office Papers' main market area is Europe. Our customers are paper merchants, resellers, office equipment manufacturers, printers and converters. We are developing our commercial activities through all main distribution channels and have created a range of products and value added services for each of them.

Our production units are located close to the market, the four mills being located in Sweden (Husum and Wifsta), the United Kingdom (New Thames) and France (Alizay). Our total offering to customers includes not only an excellent range of products and efficient logistics but also other key elements, such as high quality customer service and close relationships with our sales channel partners.

Developments in 2004 ■ Utilising our new approach towards potential customers, M-real Office Papers business area successfully acquired significant new partners during the year. This was mainly attributable to our complete product offering as well as service concepts and close partnerships with channels to optimise revenue and margin.

Continuously improved productivity at our production units and customer service has also assisted us in serving our preferred customers better and enabled us to be competitive in the marketplace. Furthermore, we have succeeded in increasing the sales of our uniquely positioned recycled fibre based products, providing an environmentally sound choice to our customers.

Market trends ■ M-real Office Papers holds a leading position in business papers sold in cut size sheets and reels, both in volume and also in sales and marketing perspective. Based on production capacity, we have a 17 per cent share of the European cut size capacity including units in Eastern Europe.

The growth in cut size uncoated woodfree papers is driven mainly by a general increase in the use of electronic media and developments in laser and inkjet printing for the growing small office and digital printing sectors. The business forms sector performed less favourably, mainly due to growing competition from cut size applications.

An increase in business paper usage can be expected as soon as general economic conditions improve. M-real is well positioned to take advantage of this growth.

■ **Products**

Data Papers www.datacopy.com
- Data Copy
- Data Copy Laser
- Data Copy Laser Gloss
- Data Copy Laser Matt
- Data Colour Inkjet
- Data Colour Inkjet Photo Gloss
- Data Colour Inkjet Photo Matt
- Data Colours

Evolve www.evolve-papers.com
- Evolve Business
- Evolve Office

Logic www.logic-papers.com
- Logic Image
- Logic Image Gloss
- Logic Image Matt
- Logic 300
- Logic 500
- Logic 700
- Logic Colours

Modo Papers
- Modo Laser
- Modo PrePrint Plus
- Modo Jet SX
- Modo OCR Plus
- Modo Envelope

Longterm cooperation with key customer ■ M-real has enjoyed more than thirty years of co-operation with Strålfors, one of Europe's leading suppliers of information logistics solutions. Starting in the 1970s with innovative product development, the relationship gradually evolved into a partnership that focused on process-related solutions to increase efficiency, ranging from product quality to distribution, sales activities, pricing and e-business. This fruitful co-operation has come true by deepening the relationships between individuals – and in parallel by increasing individual competences to professionally interpret and match the market signals of each decade. It's a win-win situation – and has proven to be a winning one as well.



Map Merchant Group

Map Merchant Group, which consists of 24 paper merchants operating in 22 countries, is the third largest merchanting group in Europe, with the UK being the biggest single market. Map's merchants serve approximately 50 000 customers, including printers, office paper distributors, public sector bodies, government organisations and large corporate end users. Each merchant builds close relationships with its customers and is also able to offer the buying efficiencies of a large, European-wide operation that actively shares the best of ideas and practices within the group.

With office papers being highly competitive, it can be a challenge for suppliers to differentiate their own products from those of competitors and to demonstrate outstanding performance. During 2004, however, M-real's Map Merchant Group managed to improve its sales results while also achieving the European Office Supplies Alliance's EOSA Supplier of the Year Award.

Broad product portfolio As well as many well-known printing, publishing and office papers, Map's merchants stock other materials, including wide-format digital papers, specialist forms and carbonless papers, graphic boards and cartonboards as well as packaging and display materials. The portfolio includes three own-brand papers with Europe-wide availability: tom&otto, a high quality coated paper range; 2u, a value for money coated range; and Symbio, a cut sheet range suitable for a wide variety of office uses.

Developments in 2004 The market continued to be highly competitive in 2004 and slow to pull out of the downturn felt across the industry. Overall market growth is expected to be only 2–3 per cent in 2005. It is likely the market will remain very competitive mainly due to over supply in the graphic sector.

Map Merchant Group will continue to differentiate from its competitors through its personal touch in its relation with its partners and for example, through the planned introduction of an e-business service, satellite vehicle tracking and electronic proof of delivery, and through product promotion. Product quality and customer service are also of prime importance.

Map launched a Europe-wide marketing campaign for coated paper range tom&otto, with advertising and direct mail based on Tom the artist and Otto the scientist – the two quirky characters behind the name – going on a European tour. tom&otto has done particularly well in the Netherlands, and Map's experience there has been communicated to merchants in other regions.

A major success for Map was to be awarded the first EOSA Supplier of the Year Award. EOSA, the European Office Supplies Alliance, has coverage across 19 countries and joint sales of 800 million euros, ranking the alliance as one of the leaders in the European office products industry. EOSA rated Map as "an outstanding performer ... in the field of paper supplies, which is a very important part of the product portfolio of EOSA members".

Map Merchant Group – countries and operating companies:

Country	Operating company
Austria	IT-Papier
Belgium	GPG Papier
Czech Republic	Ecco Paper
Denmark	Papirgros
Estonia	Map Eesti
Finland	Amerpap
Germany	PVV Deutschland
Hungary	Ecco Hungaria
Ireland	McNaughton Paper Ireland
Latvia	Map Latvia
Lithuania	Map Lietuva
Netherlands	Grafisch Papier, ModoVanGelder
Norway	Basberg Papir
Poland	Ecco Papier
Romania	Map Merchant Romania
Russia	ZAO Map Russia
Slovakia	Ecco Paper
Slovenia	Interpapir
Spain	MoDo Paper Distribution
Sweden	Svenskt Papper
Ukraine	Map Ukraine
United Kingdom	James McNaughton Group, Premier Paper Group


LIONS 96
CANNES
FILM



Eurobest
1995
FINALIST

Cannes Lions '97
International Advertising Festival
FILM
FINALIST

D&AD Awards
2002



SUCCESS

WITH

PAPER

Sales and customer service

■ M-real is represented in more than 70 countries throughout the world. We have our own sales offices in 27 of these countries, and an additional 30 agents and representatives who provide an equally high standard of customer service in the other countries. Through this global sales network, our customers also receive support and information from other parts of M-real, from business areas and mills to headquarters and technology centres.

Sales and customer service staff are involved in all steps of the supply process, from the initial enquiry and making the contract with the customer, through to order handling, planning production and converting, arranging transport, delivery and warehousing, followed by invoicing and after sales follow-up.

As is typical of other paper and board producers, M-real operates on high capacity utilisation rates, 24 hours a day, seven days a week. In order for us to serve customers in high demand situations, as well as when supply exceeds demand, we need to be well aligned with key customers in particular and also with our wood and pulp suppliers.



Customer supply chain


Sales
Customer service
Production
Demand
Order
CUSTOMER
OFFERING
Shortcuts
MANUFACTURING
Supply
Delivery
Dispatching

Responsiveness and flexibility ■ Our customers require responsiveness, flexibility – and on-demand deliveries. These can be challenging to provide when production units are located far away from markets. To avoid the need for large inventories or resorting to long lead times, M-real has focused on moving stock closer to customers. Standard sheet and reel stocks and customer call-off stocks have led to quick availability and improved service.

M-real's sales and customer services also include a high level of customer care. Technical and environmental information on paper, board and printing is shared with customers through training, study visits and seminars – with clubs and competitions adding fun to M-real's package of added value services for customers.

Transport

☐ Transport plays a significant role in M-real's activities, from the procurement of raw materials to the delivery of products to customers. The majority of these transports take place in Europe. Longer journeys are involved, for example, when importing pigments from the USA and South America and exporting products to other continents.

We purchase most of our transport services. Map Merchant Group, our merchanting arm, has its own transport facilities, concentrating on short distance deliveries of paper and board.

Wood M-real's most important raw material, wood, represents the largest volume transported but the shortest average distance. Transport is arranged by the wood suppliers and is mainly by truck. Longer journeys are arranged by sea or rail.

Efficiency a key target Efficiency is a key issue in arranging and purchasing logistics services. Because our transport volumes are large, we are able to utilise the economies of scale by optimising transport movements, routes and schedules.

To minimise our contribution to traffic congestion and the emissions resulting from road traffic, we use rail transport instead of trucks whenever possible. Transportation from Finnish mills to loading ports is principally by rail. Mills located in Continental Europe usually deliver products directly to customers, thereby minimising handling and the added risk of damage.

In sea transport, we mainly use new ships equipped with modern water injection techniques that help reduce emissions. The average sulphur content of fuels used in Baltic Sea traffic is below 1.5 per cent, which is already within the future limit set by EU for this area.

To minimise accidents and damage to products, we pay close attention to lashing and securing the cargo in the correct way.

From mill to customer

The goods are produced according to the normal production cycle in the M-real mills. M-real's Stockstadt mill in Germany holds about 280 standard items, totalling about 2 500 tonnes of paper, in its finished goods stock (FGS). Orders booked by 2 p.m. on weekdays are dispatched to customers on the following working day.


12:43 pm

Sales order on Friday, Dec 17, 2004 from customer in Ottersweier, South Germany. Order: 1 pallet, 529 kg gross weight. Booked from sales office in Raubling.


3:55 pm

Labelling at the Finished Goods Stock.


map
7:08 am

Dispatched on Monday, Dec 20, 2004.


8:30 am

Arrival date to customer in Ottersweier Tuesday, Dec 21, 2004.

Products and production

M-real's product portfolio consists of high quality papers and boards for magazines, art books, brochures, direct mail, office papers and packaging for beauty and health care products, cigarettes, branded food and consumer electronics.

Our production units are based in nine European countries: Austria, Belgium, Finland, France, Germany, Hungary, Sweden, Switzerland and the UK. M-real's total annual production capacity amounts to approximately 4.7 million tonnes of paper and 1.0 million tonnes of paperboard.

Efficient R&D brings cost advantages to customers M-real strives to be known as an innovative company offering products that meet our customers' needs and enhance their businesses. To support this aim, we invested about 30 million euros in research and development (R&D) in 2004.

The key areas of our R&D work include fibre properties and their performance in production processes, process intelligence and the development of the optical characteristics of paper and board. In recent years, we have reinforced our expertise in the manufacture of chemi-thermo-mechanical pulp (CTMP), enabling us to introduce new grades with competitive advantages.

We also focus our R&D operations on other properties that provide a competitive edge for customers. M-real pioneered, for example, the development of lightweight papers and boards with performance properties equal to those of heavier grades. These enable our customers to achieve the required performance using lighter grades, which ultimately leads to cost savings.

Our research resources are strengthened by part ownership in such research institutes as KCL in Finland and STFI and MoReResearch in Sweden. We also work closely with VTT (Finland), YKI and Acreo (Sweden), CTP (France) and PTS (Germany). In addition, M-real participates in joint development projects with chemical and equipment suppliers and increasingly with customers.

R&D organisation M-real's R&D organisation has developed in line with the company's new internal structure to enable us to provide more comprehensive, customer-oriented research. Our four Technology centres, located in Finland, Sweden and Germany, are competence and resource bases for M-real business units, business areas and the corporate organisation. Each centre focuses on at least one of M-real's business areas:

Kirkniemi, Finland (Publishing)
- mechanical fibre, paper structure and coating/surface treatments

Äänekoski, Finland (Consumer Packaging)
- wet-end and fibre chemistry, surface properties and analytical chemistry

Bergisch Gladbach, Germany (Commercial Printing)
- customer applications, digital papers, printing processes and coating/surface treatments and analytics

Örnsköldsvik, Sweden (Office Papers)
- digital printing, chemical fibre and pulping, process intelligence

Invention notifications and patent applications 2000–2004



100
75
50
25
00 01 02 03* 04
Invention notifications
Patent applications
* Idea competition was held in 2003.

Sharing environmental product information ▣ Since 2001, M-real has presented product-specific environmental information to customers in the form of Paper Profile – an internationally-harmonised environmental product declaration sheet. Paper Profile is a voluntary scheme developed and provided by major European paper producers.

Paper Profile covers the essential environmental parameters of pulp and paper production, including emissions, product composition, the proportion of certified wood used in the product and information about the mill's environmental management system. Because Paper Profile offers detailed environmental information, as requested by M-real's mainly business-to-business customers, M-real prefers Paper Profile to eco-labels.

In addition to Paper Profile, we provide Supplement sheets, which include information and data about the producing mill, transport and ways of handling the product after use. Since 2004, we have also been reporting on the origin and certification of wood used in the paper or board product. This is the first transparent reporting on wood origin at product level within the paper industry.

Our Paper Profile declarations are available on our website, www.m-real.com.



The Paper Profile environmental product declaration ▣ presents product-specific data in a uniform way, thus enabling paper buyers to make well-informed choices. Paper Profile is a voluntary scheme developed and provided by major European paper producers. It covers the essential environmental parameters of pulp and paper production, including key environmental emissions and composition of the product, information about environmental aspects of wood procurement and environmental management. Paper Profile was launched in 2001.

paper profile

m-real

Product Galerie Art Gloss and Silk 115 – 300 g/m²

Company M-real

Site Äänekoski Paper, Finland

Environmental Management

Environmental parameters

Product composition

More information

Mill improvements in 2004

Effluent treatment ■ In September, a new biological effluent treatment plant was taken into use at Husum, Sweden. The new plant will treat all process effluents from the pulp and paper mills, cutting down M-real's emissions causing eutrophication by an estimated 20 per cent.

Effluent treatment plant extensions were taken into use at Stockstadt and Kyro. Both extensions have moving-bed reactors as the first biological purification stage. Kyro has also invested in a micro-flotation plant as tertiary purification stage. This investment will normalise the mill's discharges to a low level.

Energy efficiency ■ Comprehensive energy efficiency audits were conducted at Gohrsmühle and Reflex mills. Our aim was to find new ways of saving energy. The target is that energy efficiency audits will have been conducted in every M-real mill by end 2006. Further improvements of energy efficiency have been carried out at Kirkniemi, Äänekoski Board and Tako Board.

Material recovery ■ The recovery of raw materials was enhanced at several of our mills e.g. at Tako Board, Kemiart Liners and Stockstadt. Improved recovery systems enable the mills to recycle fibres and fillers in the production processes more efficiently, instead of discharging them as waste.

Air emissions ■ Lielahti power plant switched over to using natural gas as its main fuel, resulting in a considerable reduction in air emissions, especially those of sulphur dioxide and particles. Biberist started to purchase steam from a nearby waste incineration plant. This resulted in a 50 000 tonne per year reduction in emissions of carbon dioxide.



Caring for the environment ■ M-real's environmental policy is based on our corporate values. Its implementation is facilitated by a set of internal guidelines relating to management, operations, suppliers and communications. These guidelines, along with commonly agreed responsibilities, encompass M-real's environmental work at corporate, business area and mill unit levels. All M-real mills have implemented certified environmental management systems based on ISO 14001 standards.

In comparison with the previous year, M-real's total emissions decreased by 7.4 per cent, while production increased by 2.1 per cent. The reduction in total emissions was mainly due to reduction in landfill waste, chemical oxygen demand, carbon dioxide and sulphur dioxide. If the data concerning Metsä Tissue, which was divested in 2003, is excluded, M-real's total emissions increased by 1.1 per cent, while production increased by 8.6 per cent.

Human resources







Together with responsible and efficient business operations, M-real's success is based on skilled and globally spread personnel. Our aim is to continuously develop the core competencies of our personnel, as well as our management resources.

Since 2001, we have been learning to work in a newly restructured company for the benefit of all of our stakeholders, especially our customers. During 2002, M-real went through a process of defining its company values. The M-real Visions and Values (ViVa) roll-out took place in 2003, with local training sessions being held in all the M-real units. The implementation of these company values formed part of the units' action plans for 2004.

Setting agreed performance targets At the heart of M-real's performance management process is a systematic procedure for individual performance review discussions. This process provides us with the opportunity to set clear and challenging goals, conduct regular performance reviews, carry out development planning and training, and provide on-the-job coaching.

M-real's competence framework is a tool designed for the development of the whole organisation, and it is applied in individual performance review discussions. The four main perspectives, which are based on the balanced scorecard approach, are customer orientation, drive for results, efficiency, and leadership and cooperation.

During 2004, the systematic development of the local HR units started, with best practices as the basis and focusing on enhancing and unifying HR processes and working procedures, as well as HR tools for local M-real business units.

Achievement-based incentive systems The M-real Management Bonus System is a uniform incentive system designed for senior management and other key managers. The system, which is applied globally, aims at enhancing the company loyalty of high performance managers and rewarding them for achievement of defined corporate, business area and individual objectives. The key performance indicators applied for evaluating management performance are communicated and reviewed in annual individual performance review discussions.

Other personnel groups are also included in incentive systems based on productivity or profitability. The systems differ by country and by mill. A sales incentive system will be launched for sales personnel in 2005.

At the end of 2004, the total number of M-real Group employees was 15 960. Their average age was 43.5 with the highest average age being in Finland (45.8) and the lowest in Poland (37.8). As part of sharing best practices and knowledge throughout the organisation, approximately 100 employees representing 14 nationalities were on international assignments in 18 different countries.

Age distribution 31 December 2004


%
12
8
4
<21
21-25
26-30
31-35
36-40
41-45
46-50
51-55
56-60
60<

Personnel development ■ To ensure the future success of the company, M-real needs its employees to be competent and well-motivated. M-real supports and encourages its employees' development by providing various opportunities for additional training.

In Finland, the M-institute Silva trains key personnel for M-real mills. The two-year programme is a well-planned combination of theoretical modules and practical shop-floor training. This concept is also spreading to M-real mills in other countries.

Tools for personal development ■ M-real's internal training programmes are divided into three main categories: Management Training (M-academy), Business Training, and Paper & Board Technology Training.

M-academy is intended for persons ranging from middle management to senior executives. The programmes are carried out in co-operation with the leading management training institutes in Europe.

M-real Business Training is targeted mainly at sales, marketing and customer service staff. The studies include courses that both widen and deepen employees' understanding of the customers' processes and businesses.

Paper & Board Technology Training is carried out as a joint effort by the Finnish forest cluster, an economic cluster of related companies and organisations. The target is to provide engineering staff with opportunities to widen or deepen their skills.

Successful recruitment based on good company image ■ M-real seeks to uphold its reputation as an attractive employer. This is crucial for recruiting well-educated, capable and internationally oriented people for multiple roles in the company.

M-real cooperates with local schools to raise young people's interest in science and pulp and paper production technology in particular. The company also participates in student fairs and university exhibitions in several countries annually.

Values ■ In 2001, M-real's top management initiated a project with the objective of creating a set of corporate values for the company. In February 2002, the Corporate Executive Board defined M-real's corporate values as:

- **We have *no* barriers**
- **We mean what we say, we do what we say**
- **We encourage people to reach their full potential**
- **We respect each other**

These values were created to unite people working for a company that has been enriched with many different cultural backgrounds while almost doubling in size over the past few years. Values are at the "heart" of M-real and they are closely related to the concept of corporate responsibility.

Personnel group distribution 31 December 2004 *


Salaried staff
40.4%
Blue collar
workers
59.6%

Personnel by country 31 December 2004 *


Finland
Other countries
Poland
The Netherlands
Belgium
Hungary
Switzerland
France
Austria
Sweden
United Kingdom
Germany

* Head count includes 47 per cent of Botnia's employees.

Target: zero accidents and occupational diseases

M-real aims to be one of the leading companies in occupational safety and well-being and is committed to providing a healthy and safe environment for its employees. In practice, this does not only mean compliance with national legislation and the agreements made between M-real and various stakeholders concerning safety at work, but also all the safe working practices that M-real's employees take into account.

M-real supports and promotes occupational health and safety. In 2004, the corporate policy on occupational safety and well-being was approved and an Occupational Safety & Well-being organisation set up, as part of corporate HR, to support the units in their zero accident approach. Individual units and business areas are responsible for safety and health at work, and achieving improvement is a joint effort by employees and managers.

In 2004, the frequency rate of work accidents leading to one or more days of sick leave was 19.0 per million worked hours. In all, work accidents resulted in the loss of 0.3 per cent of potential regular working time. Preventing accidents and promoting safety culture supports M-real's business goals as a profitable company, reliable supplier and safe employer. For this purpose also, a network of country coordinators on safety and well-being was created in 2004.

Injuries halved at M-real UK mills A new safety action plan developed for M-real's New Thames and Sittingbourne mills has resulted in a considerable reduction in "lost time" accidents over the past five years.

The mills' health and safety management system has been revised to promote a culture in which accidents and near misses are recorded, adequately investigated and remedial actions taken. Accountabilities have been set for both managers and employees, and management and machine operators have attended safety training courses.

Key Performance Indicators (KPIs) have been developed and each department's performance against them is continuously monitored. The mills are also using a computer-based system for recording and investigating accidents and making risk assessments.

Thanks to this new approach, recorded injuries have decreased by 39 per cent at M-real New Thames and 77 per cent at M-real Sittingbourne. Near miss reporting, which alerts management to potential hazards, has increased by over 3 000 per cent.

Occupational safety and well-being 2002–2004

	2004	2003	2002
Sickness absenteeism rate	4.7	5.0	5.4
Work injury absenteeism rate	0.3	0.3	0.4
Lost time accident frequency rate (per million worked hours)	19.0	18.7	–
Lost day frequency rate (per million worked hours)	304	323	–
Reported near misses (per 100 employees, production units only)	13.0	10.0	–

Sickness and work injury absenteeism rates 2002–2004


%
5
4
3
2
1
02
03
04
04
Total accident hours / Total worked hours (%)
Total illness hours / Total worked hours (%)
Total accident hours / Potential regular working time (%)
Total illness hours / Potential regular working time (%)

Wood procurement







It is M-real's policy to use wood raw material only from sustainably managed forests. We know the origin of our wood raw material and report it openly. We also aim at continuously increasing the proportion of certified wood entering our supply chain.

The wood used by M-real mills is procured by Metsäliitto and its subsidiary Thomesto. Metsäliitto is in charge of wood procurement in Finland, and has an extensive wood procurement organisation of its own. Thomesto, which procures wood in Russia and the Baltic countries, Austria, France, Germany and Sweden, operates through its network of subsidiary companies and external wood suppliers.

Sustainable wood procurement ■ Metsäliitto and Thomesto know the origin of their wood supplies and do not accept deliveries from conservation areas where logging is forbidden or from other protected areas.

Metsäliitto and Thomesto have adopted a uniform environmental policy for wood procurement. The tools used to put this policy into practice include environmental programmes, quality and environmental management systems and chain-of-custody systems, all of which have been certified by independent third parties and are reviewed annually. Compliance with forest and environmental legislation and the companies' environmental policy is also required of subcontractors.

Tracing the origin of wood ■ M-real is committed to reporting the share of wood raw material that can be traced back to certified forests. We therefore support the development of credible forest certification systems adapted to local conditions.

Metsäliitto and Thomesto have certified systems for wood origin management to ensure that wood is procured only from legal sources.

In Finland, wood origin tracking is based on unique numbers given to each wood purchase contract. This number is entered into Metsäliitto's information system and accompanies each batch of wood from the forest stand to the mill gate. The origin of each batch can therefore be identified when the wood arrives at the mill. Metsäliitto's delivery reports enable the mills to indicate the share of certified wood used in their products.

Thomesto requires its wood suppliers to provide detailed information about wood origin, including the location of the cutting site. This information is entered into the GIS map system, which also includes information on conservation areas and is able to identify inaccuracies, such as incorrect origin data. If a subcontractor violates the terms of the contract, Thomesto has the right to terminate the contract and to refuse deliveries. Thomesto carries out regular audits of wood suppliers and logging operations in Russia and the Baltic countries. In Russia, Thomesto has implemented a wood supplier classification system which helps to choose the best subcontractors.

Deliveries of certified wood to M-real mills
(including 47% of wood delivered to Botnia mills)

	Certified PEFC (%)	Certified FSC (%)
Finland	73	0
Sweden	2	28
Germany	65	2
Austria	65	0
France	41	0

The figures indicate the share of wood, including imports, supplied with certified chain-of-custody.


IDEAS
TO
REALITY

M-real's shareholders

Shares and shareholders ■ In October 2004, M-real Corporation raised new equity capital through an underwritten rights offering of 447 498 561 euros. A total of 149 166 187 new series B shares were issued.

After the rights offering, M-real's registered share capital is now 557 881 540.40 euros and consists of 328 165 612 shares. The number of series A shares is 36 340 550 and the number of series B shares is 291 825 062.

In the offering, each shareholder was entitled to subscribe for five (5) new series B shares for every six (6) series A and/or B shares held on the record date, September 10, 2004.

The subscription period started September 15, 2004 and continued until October 1, 2004. The subscription price was 3.00 euros per share. The primary subscription rights were traded on the Helsinki Exchanges from September 15, 2004 through September 24, 2004.

The lowest price of the B share during the trading period was 4.42 euros and the highest price 4.79 euros. The average price was 4.61 euros. The trading volume was 201 496 882 euros or 43 699 468 shares. The shares traded represented 24 per cent of the outstanding shares before the new shares were issued.

The lowest price for the subscription right during the trading period was 1.17 euros and the highest 1.46 euros. The average price was 1.30 euros. A total of 48 514 485 rights were traded.

The most significant changes in the ownership structure before and after the issue were the increase in the non-Finnish ownership and the decrease in the number of households owning shares. The former increased from 36.7 per cent to 38.6 per cent and the latter decreased from 11.1 per cent to 9.6 per cent of the shares. Changes in the other ownership sectors were not significant. Metsäliitto exercised its rights in the offering and subscribed for its pro rata share (38.5 per cent of shares).

Although some changes in the biggest shareholders took place, most of the top twenty shareholders remained as shareholders. As a result of the active trading of the subscription rights, an increased number of investors became M-real's shareholders.

M-real series B share performance during the subscription period


€
4.9
4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1
Sep 15 16 17 20 21 22 23 24 27 28 29 30 Oct 1

M-real shareholders 30 September 2004


Non-profit making organsations 3.1%
Insurance companies 0.3%
Public communities 5.4%
Households 11.1%
Financial institutions 1.9%
Metsäliitto 38.5%
Other companies 3.1%
Non-Finnish nationals 38.7%

M-real shareholders 13 October 2004


Non-profit making organsations 2.7%
Insurance companies 0.3%
Public communities 5.9%
Households 9.6%
Financial institutions 1.5%
Metsäliitto 38.6%
Other companies 2.8%
Non-Finnish nationals 38.6%

Metsäliitto

M-real's biggest shareholder is Metsäliitto Cooperative, which holds 60.5 per cent of the votes and 38.6 per cent of the shares. Metsäliitto membership is open to all private persons and corporations owning at least three hectares of productive forest in Finland. The cooperative has some 130 000 members.

Metsäliitto Cooperative acts as a holding company engaged in the full range of forest products industries. In its industrial investments, Metsäliitto aims at a high degree of processing, innovative products and processes, and strong market shares in relation to either products or geographical areas. Metsäliitto's mission is to control all aspects of the wood-processing chain – procurement, transportation, processing and marketing.

In addition to this, Metsäliitto procures wood for the Group's Finnish mills. In Finland, Metsäliitto is the biggest player in the wood market, procuring some 17 million cubic metres of wood mainly from the members' forests. Metsäliitto's international wood procurement is handled by Thomesto Oy. In all, Metsäliitto and Thomesto procure approximately 30 million cubic metres of wood for the Group's mills in Finland and other countries in Europe.

Metsäliitto Group Metsäliitto Group consists of Metsäliitto Cooperative and its subsidiaries, which specialise in selected wood and fibre based products and services. M-real produces paper and board products; Finnforest focuses on mechanical wood processing and building systems; Botnia manufactures chemical pulp; and Metsä Tissue produces quality tissue paper products and baking and cooking papers.

The subsidiaries are responsible for their own business operations. The Group's role is to supply the resources for strategic business planning, financing and capital management.

Metsäliitto Group is the fourth largest forest industry group in Europe in terms of turnover. Based in Finland, Metsäliitto Group is active throughout Europe and markets its products worldwide. In 2004, the Group employed some 29 500 people and company turnover amounted to 8 554 million euros.

Metsäliitto's business areas in terms of turnover 2004


Botnia
Others
Metsäliitto Cooperative
Thomesto
M-real
(incl. Botnia)
Finnforest
Metsä Tissue
Biowatti

Metsäliitto Group


Metsäliitto Cooperative
Supervisory board
Board of Directors
President
CEO
Core business operations
Wood procurement, Finland
Metsäliitto
Wood Products
Finnforest
International wood procurement
Thomesto
Tissue products
Metsä Tissue (66%)
Strategic investments
Paper and paperboards
M-real
Pulp
Botnia
Myllykoski Paper
Vapo

Board of Directors



↖ Timo Haapanen, Asmo Kalpala, Kim Gran, Runar Lillandt, Arimo Uusitalo, Antti Tanskanen, Erkki Karmila and Antti Oksanen

Antti Oksanen ■ Chairman of the Board since 1995 and member of the Board since 1993
Master of Science in Forestry
Counsellor of Mining

Arimo Uusitalo ■ Vice Chairman of the Board and member of the Board since 1994
Master of Science in Agriculture
Counsellor of Agriculture

Kim Gran ■ Member of the Board since 2004
Bachelor of Science in Economics

Timo Haapanen ■ Member of the Board since 2000
Agronomist
Counsellor of Agriculture

Asmo Kalpala ■ Member of the Board since 1990
Master of Science in Economics

Erkki Karmila ■ Member of the Board since 1992
Master of Laws (trained on the bench)
Master of Laws 1968, Harvard University

Runar Lillandt ■ Member of the Board since 1999
Agricultural school graduate
Counsellor of Agriculture

Antti Tanskanen ■ Member of the Board since 1992
Ph.D. in Economics

Corporate governance

The duties of the various corporate bodies within M-real Corporation are determined by the Finnish Companies Act and the Finnish Securities Market Act, as well as other relevant laws of Finland. The Company complies with the rules and recommendations of the Helsinki Stock Exchange. M-real is managed according to the Corporate Governance Recommendation.

M-real has prepared its annual and interim financial accounts in accordance with the Finnish Accounting Standards. The Company will apply the International Financial Reporting Standards (IFRS) from the beginning of the year 2005. These Audit reports are published in Finnish and English.

The Company's head office is in Espoo, Finland.

Corporate bodies and the new organisation The Company's highest decision-making body is the Annual General Meeting of the shareholders, which is held each year by end June on a day determined by the Board of Directors. In addition to the Board, the decision-making bodies with responsibility for managing the Company are the CEO and Deputy CEO.

The Board meets regularly during the year. In 2004, the Board held 22 meetings.

The CEO is in charge of the day-to-day management of the Company in accordance with instructions and orders issued by the Board. It is the duty of the CEO to ensure that the Company's accounting methods comply with the laws and that financial matters are handled in a reliable and professional manner. In managing M-real, the President and CEO is assisted by the Corporate Executive Board (CEB).

M-real's new organisation structure became valid as of 1 September, 2004. According to the new structure, the functions and responsibilities of each Business area are defined more clearly, with each Business area being responsible for its sales as well as production. M-real has the following Business areas: Consumer Packaging, Publishing, Commercial Printing (including Specialities) and Office Papers. Day-to-day operational responsibility rests with the Business areas' management and operation teams supported by Corporate Strategy & Sales Services, Industrial Development & Resources and Map Merchant Group. Other supporting functions at corporate level are Finance, Control & Legal Affairs, Human Resources & Communications and Corporate Public Affairs.

During 2004, the Company's Auditors were Göran Lindell, Authorised Public Accountant, and PricewatehouseCoopers Oy represented by Ilkka Haarlaa, Authorised Public Auditor.

More information on M-real's Corporate Governance issues is available in the Annual Financial Report 2004 and on M-real's website (www.m-real.com).

The Board of M-real According to the Company's Articles of Association, the Board consists of 5–8 ordinary members appointed by the shareholders at the Annual General Meeting (AGM) for a one-year period at the time. Currently, the Board has eight ordinary members.

The Board's work is supported through its committees the Audit Committee, the Nomination Committee and the Compensation Committee (formed on 8 April 2004). Each committee's chairman and members will be appointed by the Board annually.

The audit committee involves the most work, as members will convene at least four times per year and scrutinise the company's financials. The audit committee can meet with the company's auditors without the management being present to ensure that internal controls are functioning and risks are being managed. The nomination committee is responsible for offering recommendations on board members to shareholders. The compensation committee is responsible for evaluating corporate performance and approving remuneration for executives, including the CEO.

M-real's Board Committees ■

Audit Committee:
Asmo Kalpala (chairman), Kim Gran,
Erkki Karmila

Compensation Committee:
Antti Oksanen (chairman), Erkki Karmila,
Arimo Uusitalo

Nomination Committee:
Arimo Uusitalo (chairman), Runar Lillandt,
Antti Tanskanen

Members of the Board of Directors:
Antti Oksanen: Chairman of the Board,
President of Metsäliitto Group
Arimo Uusitalo: Vice Chairman of the Board,
Chairman of the Board of Metsäliitto Cooperative
Kim Gran: President and CEO of Nokian Tyres plc
Timo Haapanen: Titular Farming Counsellor
Asmo Kalpala: Chairman of the Board and
Member of the Executive Committee of the
Federation of Finnish Insurance Companies
Erkki Karmila: Deputy Managing Director of the
Nordic Investment Bank
Runar Lillandt: Titular Farming Counsellor
Antti Tanskanen: Chairman and CEO,
OP Bank Group

New corporate governance web pages ■ M-real has adopted the new HEX Corporate Governance Recommendation which came into force on 1 July 2004 and which aims at providing greater transparency for investors and reinforcing the interests of shareholders.

As a result, M-real's website (www.m-real.com) now includes an outline of the governance policies and information for shareholders, while also explaining the guidelines for releasing certain corporate information, as specified by the Helsinki Exchanges.

The new corporate governance section of the website also provides information on M-real's Corporate governance bodies, including the Board of Directors and the Committees that support the Board, their responsibilities and how they interact with the rest of the company.

Organisation of M-real



Hannu Anttila
President & CEO
Corporate Strategy & Sales Services
S. Puotinen
Finance, Control & Legal Affairs
J. Pöhö
Corporate Public Affairs
A. Temmes
Human Resources & Communications
A. Himma
Industrial Development & Resources
A. Metsävirta
Consumer Packaging
H. Kottonen
Publishing
A. Metsävirta
Commercial Printing
J. Salonen
Office Papers
P. Sandberg
MAP
K-J. Lindborg

Corporate Executive Board



↖ Seppo Puotinen, Peter Sandberg, Hannu Kottonen, Juhani Pöhö, Ari Himma, Aarre Metsävirta, Jarmo Salonen and Hannu Anttila

■ The day-to-day management of the M-real Group is handled by the Corporate Executive Board, headed by the President and CEO.

Members of the Corporate Executive Board are:

Hannu Anttila ■ President and CEO

Aarre Metsävirta ■ SEVP, Deputy CEO, Industrial Development & Resources and Publishing

Ari Himma ■ Executive Vice President, Human Resources & Communications

Hannu Kottonen ■ Executive Vice President, Consumer Packaging

Seppo Puotinen ■ Executive Vice President, Corporate Strategy & Sales Services

Juhani Pöhö ■ Executive Vice President and CFO, Finance, Control & Legal Affairs

Jarmo Salonen ■ Executive Vice President, Commercial Printing

Peter Sandberg ■ Executive Vice President, Office Papers

M-real's global presence



Production units
Sales offices and agents
Map merchants
Distribution ports
Technology centres
Administration



■ Production units

AUSTRIA
Hallein (Salzburg)

BELGIUM
Meulemans (Arlon)
Meulemans (Brussels)

FINLAND
Joutseno BCTMP
Kangas (Jyväskylä)
Kaskinen BCTMP
(in operation fall 2005)
Kemiart Liners (Kemi)
Kirkniemi
Kyro (Kyröskoski)
Simpele
Tako Board (Tampere)
Tako Carton (Järvenpää)
Tako Carton (Tampere)
Äänekoski Board
Äänekoski Paper

FRANCE
Alizay
Pont Sainte Maxence

GERMANY
Stockstadt
Zanders Gohrsmühle
(Bergisch Gladbach)
Zanders Reflex (Düren)

HUNGARY
Petőfi (Kecskemét)

SWEDEN
Husum
Wifsta (Sundsvall)

SWITZERLAND
Biberist

UNITED KINGDOM
New Thames
(Sittingbourne)
Sittingbourne

■ Sales offices and agents

ARGENTINA and
URUGUAY
Buenos Aires

AUSTRALIA
Melbourne
Sydney

AUSTRIA
Vienna

BELGIUM
Brussels

BRAZIL
Rio de Janeiro
Sao Paulo

BULGARIA
Sofia

CANADA
Aurora
Montreal

CHILE
Santiago

CHINA
Beijing
Hong Kong
Shanghai

CYPRUS
Nicosia
Paphos

COLOMBIA
Bogotá

COSTA RICA
San Jose

CZECH REPUBLIC
Prague

DENMARK
Copenhagen

FINLAND
Espoo

FRANCE
Paris

GERMANY
Bergisch Gladbach
Frankfurt am Main
Hamburg
Raubling

GREECE
Athens

HUNGARY
Budapest

ICELAND
Reykjavik

INDIA
Mumbai

IRELAND
Dublin

ISRAEL
Tel-Aviv

ITALY
Milan

JAPAN
Tokyo

JORDAN
Amman

LEBANON
Beirut

MEXICO
Mexico City

NETHERLANDS
Amsterdam

NORWAY
Årnes

PERU
Lima

POLAND
Warsaw

PORTUGAL
Lisbon

RUSSIA
Moscow
St. Petersburg

SINGAPORE
Singapore

SLOVAKIA
Bratislava

SLOVENIA
Ljubljana

SOUTH AFRICA
Cape Town
Durban

SPAIN
Barcelona
Madrid

SWEDEN
Upplands-Väsby

SWITZERLAND
Baar

SYRIA
Damascus

TURKEY
Istanbul

UKRAINE
Kiev

UNITED KINGDOM
Kemsley
London
Maidenhead
Sale

USA
Chicago, IL
Norwalk, CT

☐ Map merchants

AUSTRIA
Vienna

BELGIUM
Kortenberg

CZECH REPUBLIC
Prague

DENMARK
Copenhagen

ESTONIA
Tallinn

FINLAND
Helsinki

GERMANY
Hockenheim

HUNGARY
Szolnok

IRELAND
Dublin

LATVIA
Riga

LITHUANIA
Vilnius

NETHERLANDS
Amsterdam
Andelst

NORWAY
Oslo

POLAND
Warsaw

ROMANIA
Bucharest

RUSSIA
Moscow

SLOVAKIA
Bratislava

SLOVENIA
Ljubljana

SPAIN
Madrid

SWEDEN
Stockholm

UKRAINE
Kiev

UNITED KINGDOM
Birmingham
London

⊡ Distribution ports

BELGIUM
Antwerp

GERMANY
Lübeck

SPAIN
Bilbao

POLAND
Gdynia

UNITED KINGDOM
Tilbury

USA
Baltimore, MD
Philadelphia, PA

☐ Technology centres

FINLAND
Äänekoski
Kirkniemi

GERMANY
Bergisch Gladbach

SWEDEN
Örnsköldsvik

☐ Administration

FINLAND
Espoo

NETHERLANDS
Amsterdam

Contact information

HEADQUARTERS

P.O. Box 20
FI-02020 METSÄ
Finland

Revontulentie 6
FI-02100 ESPOO
Finland
Tel. +358 1046 11
Fax +358 1046 94355
www.m-real.com

BUSINESS AREAS

Consumer Packaging business area

Revontulentie 8 C
FI-02100 ESPOO
Finland
Tel. +358 1046 11
Fax +358 1046 94902

Mills:
- Kemiart Liners
- Kyro
- Simpele
- Tako Board
- Äänekoski Board

Carton plants:
- Meulemans
- Petöfi
- Tako Carton

Publishing business area

Revontulentie 8 C
FI-02100 ESPOO
Finland
Tel. +358 1046 11
Fax +358 1046 95178

Van Boshuizenstraat 12
NL-1083 BA AMSTERDAM
The Netherlands
Tel. +31 20 572 7500
Fax +31 20 572 7503

Mills:
- Husum PM8
- Kangas
- Kirkniemi

Commercial Printing business area

Van Boshuizenstraat 12
NL-1083 BA AMSTERDAM
The Netherlands
Tel. +31 20 572 7500
Fax +31 20 572 7570

Mills:
- Biberist
- Hallein, incl. pulp
- Pont Sainte Maxence
- Sittingbourne
- Stockstadt, incl. pulp
- Zanders Gohrsmuhle
- Zanders Reflex
- Äänekoski Paper

Office Papers business area

Van Boshuizenstraat 12
NL-1083 BA AMSTERDAM
The Netherlands
Tel. +31 20 572 7500
Fax +31 20 572 7570

Mills:
- Alizay, incl pulp
- Husum PM6, PM7, incl. pulp
- New Thames
- Wifsta

Map Merchant Group Ltd.

Tolworth Tower
Ewell Road
Surbiton
SURREY KT6 7EL
United Kingdom
Tel. +44 20 8437 8470
Fax +44 20 8437 8482
www.mapmerchant.com

SALES NETWORK

M-real International

Van Boshuizenstraat 12
NL-1083 BA AMSTERDAM
The Netherlands
Tel. +31 20 572 7000
Fax +31 20 572 7077

To locate your local sales contact, please visit www.m-real.com

Paper information

Project group

Jyrki Antikainen

Anna-Karin Byström

Marja-Leena Dahlskog

Hannu Ikävalko

Sinikka Laiho

Susanna Marklund

Timo Nore

Armi Temmes

Mikko Tuomarila

Sonja Varpasuo (Kreab)

Graphic design and layout

Kreab Oy

Perttu Eskelinen, responsible designer

Printer

Libris 2005

cover


EMAS
VALIDATED
INFORMATION
FIN-000042

Product	**Galerie Art Gloss 300 g/m²**
Mill	**Äänekoski Paper, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (1998) EMAS (2002)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2003) based on PEFC

Share of wood from certified forests 84%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood * (%)	Certification system
Finland	93	90	PEFC
Russia, European part	7		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com

inside pages


EMAS
VALIDATED
INFORMATION
FIN-000042

Product	**Galerie Art Silk 170 g/m²**
Mill	**Äänekoski Paper, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (1998) EMAS (2002)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2003) based on PEFC

Share of wood from certified forests 84%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood* (%)	Certification system
Finland	93	90	PEFC
Russia, European part	7		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com

The complete M-real annual reporting 2004 consists of three parts:



Annual review ■ available in English, Finnish, French, German and Swedish



Corporate responsibility report ■ available in English and Finnish



Annual financial report ■ available in English, Finnish and Swedish

Additional copies are available from:

M-real Corporation
Corporate Communications
P.O. Box 20
FI-02020 METSÄ
Finland
Tel. +358 1046 94552
Fax +358 1046 94531
E-mail: corporate.communications@m-real.com

The publications are also available as pdf files on the website
www.m-real.com

m·real

M-REAL YEAR 2004

Corporate responsibility report



82-3696

m·real

Corporate policy on occupational safety and well-being

Our values and the principles of corporate responsibility mean that M-real is committed to promoting the occupational health, safety and well-being of its employees. As well as complying with legislative requirements and relevant agreements, M-real strives to be one of the leaders in occupational safety and well-being.

It is our belief that accidents at work and occupational diseases are preventable. For this reason, only safe working practices and safe work environments are acceptable within M-real. Our ultimate goal is zero work accidents and occupational diseases.

M-real is committed to occupational health and safety through:

- organising roles and responsibilities in ways that support a positive impact on work safety and individual well-being
- establishing, maintaining and developing the transparent reporting and monitoring of indicators
- the regular setting of targets, formulation of action plans and allocation of necessary resources
- following developments and taking corrective action where necessary
- benchmarking both inside and outside the company to ensure we are competitive in this area.

Individual operational units and business areas are responsible for health and safety matters. Controlling risks and promoting safe working practices requires joint effort by employees and management. While safe working environments are conducive to physical, mental and social health, well-being at work also calls for meaningful work and opportunities, which allow individuals to achieve their full potential.

This corporate policy was approved by the M-real Corporate Executive Board on 14 December, 2004

M-real's environmental policy

M-real is one of Europe's leading suppliers of paper and paperboard products. We are committed to integrating environmental management into our entire range of business activities. M-real's environmental policy is based on the company values.

Our policy is to:

- be a responsible corporate citizen and a reliable business partner, meeting our legal obligations and fulfilling our commitments to our customers and other stakeholders
- ensure that everyone at M-real shares responsibility for our environmental performance
- utilise raw materials and energy sparingly, and ensure that our production equipment and machinery is properly maintained
- supply products and solutions that are safe and meet our customers' needs
- develop our products, processes and working methods in order to continuously improve our environmental performance
- maintain an open dialogue about our environmental work.

In addition to these principles, we have set ourselves a number of further objectives.

We aim to:

- use wood from well-managed forests, and develop and promote reliable systems for forest certification
- reduce the environmental and health impacts of our operations
- develop resource-saving products that can be recycled
- motivate our own people to take care of the environment and ensure that they have the necessary competence and skills
- make environmental information about our products openly available
- promote open networking and information sharing within M-real.

This environmental policy is implemented by our individual units and business areas in conjunction with the relevant corporate functions. Implementation is monitored and the policy will be reviewed on an on-going basis.

Espoo 25 March, 2002

Jouko M. Jaakkola

M-real's commitment and principles of corporate responsibility

M-real's commitment to corporate responsibility

M-real Corporation is committed to promoting sustainable development through its business activities, to continuously improving its operations and to conducting its business in a responsible way.

We take into consideration the economic, environmental and social aspects of our operations. Our objective is to ensure both our own and our business partners' long-term business success, to contribute to the well-being of people through our products and activities, and to minimise the adverse environmental impacts of our operations.

We support the principles of the UN Global Compact*) on human rights, labour, the environment, and anti-corruption. We are committed to advancing these principles within our sphere of influence.

M-real Corporation defines its commitment to corporate responsibility in more detail through concrete principles and monitors their implementation.

*) The Global Compact is a joint initiative launched by the United Nations together with business to advance responsible corporate citizenship. It is based on ten universal principles in the areas of human rights, labour, the environment, and anti-corruption.

M-real's principles of corporate responsibility

General

M-real values are the basis ■ The activities of M-real are based on the company values:

- We have no barriers
- We mean what we say, we do what we say
- We encourage people to reach their full potential
- We respect each other

Compliance with legislation

Cooperation with stakeholders

Promotion of sustainable forest management

Responsibility in investments, mergers and acquisitions

Responsible advertising and sponsoring

Economic responsibility

Long term profitability

Open and fair economic information

Refraining from corruption and bribery

Corporate governance

Social responsibility

Respect for human rights and labour standards

Taking care of work safety and occupational health

Respect for different cultures

Meaningful work

Environmental responsibility

Implementation of the principles ■ For the implementation of these principles, M-real provides policies and codes of conduct for necessary areas. A list of available codes of conduct is maintained in M-real's company intranet Pulse, with references to the location of the actual documents and responsible functions for the respective areas.

Monitoring of implementation ■ The implementation of these principles is monitored and reported regularly to M-real Corporate management and Board of Directors.

M-real regularly publishes a report on corporate responsibility for external stakeholders.

Review of the principles ■ These principles are reviewed and updated upon need using as basis the monitoring results and analysis of business environment.

These principles are presented in detail on M-real's website www.m-real.com.

Table of contents

President's review

Dear Reader ■ During 2004, we made several major changes to improve the efficiency of our operations and to develop the company further. We are well aware, however, that we still have many challenges ahead of us in 2005. One of our main goals now is to raise the financial results of the company to an acceptable level.

Particularly in times such as this, it is important that we know where we are heading and that our operating principles are on a sustainable basis. We will continue to be guided by M-real's company values, also in the future.

Corporate responsibility is about making these company values come alive. We recognise that this is a long-term process that requires management support and example. M-real issued its statement of commitment to corporate responsibility in February 2004. The principles of implementing this commitment and the indicators used to assess our success have also been prepared. An action plan was approved by the company's Board of Directors in January 2005.

Our approach to Corporate responsibility will be coherent. Many of the practices have already been part of our daily work experience for years. What is perhaps new is better coordination and extensive cooperation in applying them throughout the company.

Some may question whether it is a good idea to proceed with this kind of broad initiative when other projects are under intense scrutiny and very short payback times are required. I am convinced, however, that responsible action is exactly what we need. This is not a fancy, isolated project, but an initiative that will influence our company culture in all three realms of corporate responsibility – economic, social and environmental.

Ensuring M-real's long-term profitability is, of course, one of our principles of economic responsibility. I realise that we need to take action to improve profitability and to restore our owners' confidence. Our products and services form a solid basis for this improvement. We have traditionally maintained close contacts with our customers and other stakeholders both locally and at the corporate level. Whatever our stakeholders consider to be important is bound to have an influence on our business opportunities. We will therefore focus on the systematic gathering and assessment of feedback.



This year, we are also going to clarify some of our internal processes. Improved clarity in strategy and organisation will help to improve our operational efficiency. I believe that clear objectives and responsibilities will also contribute to workplace well-being for all at M-real. In particular, we will look at processes related to our employees' occupational health and safety.

In its environmental work, M-real focuses on the whole life cycle of its products. We will continue to develop products that help save natural resources and have minimum harmful impacts on their way from cradle to grave, from the forest to recycling. To support our customers in their own businesses, we will also continue to provide them with detailed environmental product information.

Hannu Anttila
President and CEO

M-real in a nutshell

■ M-real is one of the leading producers of fine paper and paperboard in Europe. The company focuses on four core businesses: Consumer Packaging, Publishing, Commercial Printing and Office Papers. M-real's global clientele consists mainly of publishers, printers, paper merchants, offices and well-known consumer product manufacturers as well as carton printers.

M-real aims at enhancing its customers' businesses by providing excellent wood fibre based solutions for consumer packaging, communications and advertising purposes. Together with customers and partners, M-real develops new innovations for demanding applications, such as magazines, art books, brochures, direct mail and office papers, as well as packages for beauty and health care products, cigarettes, branded food and consumer electronics. M-real's brands include Galerie, Euro Art, Data Copy and Logic fine papers, and Carta and Avanta boards.

M-real has 26 production units in nine European countries; Austria, Belgium, Finland, France, Germany, Hungary, Sweden, Switzerland and the UK. Total production capacity amounts to 4.6 million tonnes of paper and 1.3 million tonnes of paperboard per annum.

M-real has an extensive sales network with offices in 70 countries and a merchanting arm, Map Merchant Group, with offices in 22 European countries. M-real's four technology centres in Finland, Germany and Sweden focus on the development of new products and services to meet customers' needs in specific areas.

M-real Corporation, which generated a turnover of 5.5 billion euros in 2004, employs nearly 16 000 people. Headquartered in Finland, M-real Corporation is listed on the Helsinki Stock Exchange.

M-real business areas 2005

Consumer Packaging ■ The Consumer Packaging business area offers high performance paperboards, packaging solutions and related services to carton printers and brand owners in industries such as: beauty care, health care, foods, cigarettes and consumer durables. The product range also includes high quality graphic boards, wallpaper base and papers for flexible packaging, labelling and self-adhesive laminates.

Publishing ■ The Publishing business area provides a coated paper range of Galerie Papers for demanding applications, such as magazines, product catalogues, direct mail and sales promotion materials. Galerie Papers have an excellent reproduction quality, even in very low weights, and are highly regarded by leading publishers, printers and brand owners around the world.

Commercial Printing ■ The Commercial printing business area produces added value fine papers for promotion and corporate communications. Art books, brochures, annual reports, direct mailings, flyers, inserts, leaflets are characteristic products made of this choice paper. The end users are primarily professionals working in marketing and corporate communications. The products are typically sold via merchant partners.

Office Papers ■ The Office Papers business area focuses on high quality office papers used in the business environment. The product portfolio meets the needs of all types of users, from the smallest home offices through to large corporations and government institutions. The products are designed to provide the highest performance in various printing technologies applications.

Map Merchant Group ■ Map Merchant Group is the third largest merchant group in Europe and is made up of 24 individual merchant companies, active in 22 countries with links across the globe. It serves some 50 000 customers, principally printers, publishers, advertising agencies, banks and retail chains throughout Europe. Map supplies both M-real's and other manufacturers' paper grades.

Key performance indicators

Financial and economic

			2004	2003	2002
Financial	Turnover	euro million	5 460	6 044	6 564
	Operating profit	euro million	–75	74	324
	Profit before extraordinary items	euro million	–209	–80	134
	Return on capital employed	%	–1.0	1.6	5.8
	Equity ratio	%	41.5	31.9	34.2
	Gross capital expenditure	euro million	259	397	310
	R&D expenditure	euro million	28	27	26
Payments to stakeholders	Dividend and interest payments	euro million	219	300	298
	Wages (including wages and fees, pension expenses and other social expenses)	euro million	917	1 044	1 079
	Purchases from suppliers	euro million	3 383	3 564	3 876
	Income taxes	euro million	55	31	61

$$\text{Return on capital employed} = \frac{\text{Profit before extraordinary items + interest expense, net exchange gains/losses and other financial expenses}}{\text{Total assets – non-interest-bearing liabilities (average)}}$$

$$\text{Equity ratio} = \frac{\text{Shareholders' equity + minority interest}}{\text{Total assets – advance payments received}}$$

Environmental

			2004	2003	2002
Resources	Wood	1 000 m^3	14 268	13 347	13 343
	Purchased fuels	GWh	12 393	13 649	13 005
Emissions into air	Greenhouse effect (CO_2 eqv.)	tonnes	2 708 290	3 023 341	2 882 720
	Acidification (SO_2 eqv.)	tonnes	10 504	10 923	10 771
Discharges into water	COD	tonnes	58 545	64 601	65 636
	Eutrophication (P eqv.)	tonnes	392	442	425
Waste	Landfill waste	tonnes	82 521	184 002	160 571

Emission coefficients on page 46.

Human resources

			2004	2003	2002
Basic statistics	Personnel (average)		16 490	20 372	21 070
	Years of service (average)		15.7	16.6	16.0
	Employee turnover rate	%	4.5	8.3	6.7
Health and safety	Lost time accident frequency rate	per million worked hours	19.0	18.7	–
	Sickness and work injury absenteeism	%	5.0	5.3	5.8
Competence development	Training days	per employee	2.8	2.5	1.6

Turnover,
euro million


8 000
6 000
4 000
2 000
00
01
02
03
04

Personnel, average


25 000
20 000
15 000
10 000
5 000
00
01
02
03
04
Includes 47 per cent of Botnia's employees

Corporate responsibility – practical steps forward

Dear Reader ■ In February 2004, M-real's Corporate Executive Board announced the company's commitment to the spirit of corporate responsibility. M-real's principles of corporate responsibility were formulated and approved by the company's Board of Directors in January 2005.

M-real is also committed to the principles of the Global Compact, the United Nations' initiative to encourage world business leaders to advance responsible corporate citizenship.

M-real has a long-standing record of environmental work and caring for employees' well-being. Our company values also reflect this attitude. When we issued our statement of commitment to corporate responsibility, therefore, we did not feel as if we were entering a new era but were just putting this commitment into practice.

To support the management of corporate responsibility issues, two important new positions were established in 2004, that of Senior Vice President, Corporate Public Affairs, with responsibility for corporate responsibility, and of Assistant Vice President, Occupational Safety and Well-being. In addition, responsibilities in the various areas of corporate responsibility were also more clearly defined.



In 2004, we also took several major steps towards the enhancement of our environmental communications. For example, we supplemented our environmental product declaration with information on the origin of the wood raw material. We also held discussion forums with our customers and sales staff, talking with them about the measures we have taken to ensure sustainable sourcing of wood raw material.

Wood procurement is an area where all three aspects of corporate responsibility – social, eco-

M-real's first corporate responsibility report ■ This report accounts for M-real's activities and performance during 2004 in terms of economic, environmental and social impacts on the surrounding society, environment and personnel. The report has been prepared by applying the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines 2002. M-real has reported on its environmental impacts since 1989. The content of M-real's annual environmental reports published since 1995 corresponds to that of the present report.

Introduction ■ The report begins with opening words from M-real's top management and basic information on the company, followed by key performance indicators on corporate responsibility and an executive summary with an assessment of the achievements in 2004 and future prospects for corporate responsibility. **See pages 1–5**

Commitment to corporate responsibility ■ This section presents the results of an assessment of the expectations of M-real's stakeholders. M-real demonstrates its commitment to corporate responsibility through its Commitment and Principles of Corporate Responsibility and through clearly defined functional responsibilities. Promotion of sustainable forest management and wood procurement is an essential and integral part of M-real's operations and commitment to corporate responsibility. **See pages 6–14 and inside front cover**

nomic and environmental – are involved. Responsible wood harvesting benefits local communities as a source of income and employment opportunities. At the same time, we must make sure that loggings do not endanger forest biodiversity. M-real encourages the development of credible forest certification systems verified by third-party audits as an effective tool to ensure the preservation of biodiversity in commercial forests.

In 2005, we will continue to focus on putting our principles of corporate responsibility into practice. There will be an internal roll-out campaign designed to make everyone in our organisation aware of what corporate responsibility is and how we should demonstrate our commitment to it. We will put more effort into dialogue with our stakeholders and build up a system for sharing feedback within the company. We will also watch for "weak signals" of future trends. This information will naturally be taken into account in the development of M-real's strategy.

M-real's Corporate Executive Board approved the company policy on occupational safety and well-being on 14 December 2004. We will enhance the well-being of our employees further by implementing a consistent, company-wide approach based on the many good practices that already exist within M-real.

Despite the fact that our immediate responsibility is to improve the profitability of M-real and that we will have to be relatively modest with our other ambitions in 2005, I firmly believe that our practical approach to corporate responsibility will enable us to achieve the best results in the long run.

Armi Temmes

Economic performance and indicators ■ This section describes monetary flows between M-real and its various interest groups, the investment project in Kaskinen, contribution to the industry's competitiveness, competition issues and risk management. The section also comments other areas, such as product safety, producer responsibility, and customer satisfaction.
See pages 15–22

Environmental performance and indicators ■ This section reports on mill improvements, energy usage and emissions, and presents the materials balance. It also describes M-real's procedures in preparing for the EU's emissions trading scheme, customers' interest in environmental issues and environmental aspects in M-real's transports. **See pages 23–35**

Human resources and social performance and indicators ■ This section describes M-real's Human Resources activities including occupational safety and competence development. Examples of M-real's community involvement are also provided.
See pages 36–44

Reporting principles and assurance statement ■ The reporting principles explain the scope of the report, and a comparison to the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines 2002 provides information on reported issues. Included is also an assurance statement, which is based on an independent verification process by auditors of PricewaterhouseCoopers, with the aim of ensuring the completeness, accuracy and comparability of the numerical information presented in this report. Key contact information on corporate functions related to corporate responsibility is presented.
See pages 45–47 and 50–52



COMMITMENT

Stakeholders' expectations

M-real has assessed stakeholder expectations in a Corporate Responsibility policy group working at corporate level. The assessment was based on the gathered experience of the members. The expectations, as well as the principles of the Global Compact, were used as a basis for defining M-real's commitment to and principles of corporate responsibility. An understanding of stakeholder expectations will be extended through feedback from various stakeholder groups, including regular business contacts.

	Expectations regarding HR *issues*	Expectations regarding *environmental issues*	Expectations regarding wood *procurement*	Expectations regarding *responsible business practices*
Customers and consumers	Customer orientation and an efficient service organisation. Value chain management.	Environmental information on products.	Good reputation. Respect for old growth forests.	Enhancing customers' business and helping customers serve their clients. Long-term partnership, reliability, consistency. Stability over business cycle. Data security. Product safety.
Shareholders, investors, analysts	Good human resources practices, an integral part of ethical investment criteria in particular.	Environmental risk management.		Profitability, steady dividends. Open, transparent and reliable investor communications. Good corporate governance, top management capability and remuneration, and risk management. Good ratings on CSR practices and performance.
Employees and their families	Working conditions, safety, health, well-being. Compensation. Continuity. Life balance. Meaningful work. Respect.		Occupational safety. Good reputation.	Good reputation.
Potential recruits, educational institutions, students	Company reputation, success. Values, reliability. International opportunities.			Good reputation.
Wood suppliers and private forest owners	Professional purchasing.		Profitability, continuity, competitiveness. Quality of operations. Provision of livelihood and vitality to forest owners.	Profitability. Good reputation.
Other suppliers	Professional purchasing.			Long-term, profitable, and reliable business partnerships. Need to balance quality requirements and costs. Good reputation.
Local communities, neighbours of production units	Continuity, reliability, safety and economic vitality of local communities. Community involvement e.g. visits, projects, programmes.	Environmental protection and safety. Minimisation of disturbances such as noise, smells/odours and traffic.	Provision of livelihood and vitality through forest operations. Environmental protection, recreational and scenic aspects, public right of access.	Continuity in providing employment, services and financial support (local taxation).
NGOs, ENGOs	Human rights.	Dialogue. Compliance with legislation. Case-specific requirements.	Responsibility, compliance with legislation. Nature conservation values. Reducing amount of wood used.	Ethical behaviour.
Authorities (governmental, environmental, competition)	Compliance with legislation and regulations.	Compliance with legislation and regulations. Attentive to regional planning issues.	Compliance with legislation and regulations.	Prevention of anti-competitive behaviour.
Media	Provision of news material on employment and personal stories.	Open, reliable, varied and professional external communications.		Ethical behaviour and good corporate governance. Misconduct unacceptable.
Politicians		Influence on employment creation and regional planning. Open external communications.		
The general public	Responsible employment practices, especially when reducing numbers.	Minimisation of negative impacts.	Recreational and scenic aspects important, public right of access.	Responsible employment practices, especially when reducing numbers. Ethical behaviour and good corporate governance. No misconduct.

M-real's approach to corporate responsibility

■ Paper plays a significant role in nearly everybody's life, but the abundance of it creates huge material flows. At the same time, the production and supply of paper create direct and indirect employment for millions, but they may also affect surrounding communities in other ways.

Having grown to be a pan-European paper manufacturer, M-real acknowledges the fact that a strong impact on society goes hand in hand with responsibility.

Stakeholders ■ To define the company's principles of corporate responsibility, the project group members needed to consider not only company values and ethics but also the expectations of other stakeholders. Various corporate functions, Business Areas and local units were able to provide this information as a result of regular dialogue with their stakeholders.

The corporate responsibility tasks that M-real is going to tackle immediately include creating internal mechanisms for more efficient sharing of stakeholder feedback and establishing practices to ensure that the information gathered is utilised in corporate planning and strategic processes. The company also needs to ensure that its dialogue with all stakeholders is regular and systematic.

M-real values ■ M-real's approach to corporate responsibility is based on the company's values, which were prepared in 2001, and officially launched 2002 and then introduced to employees through a comprehensive training programme.

Values ■ In 2001, M-real's top management initiated a project with the objective of creating a set of corporate values for the company. In February 2002, the Corporate Executive Board defined M-real's corporate values as:

- **We have no barriers**
- **We mean what we say, we do what we say**
- **We encourage people to reach their full potential**
- **We respect each other**

Benefits for M-real's business ■ Long-term benefits that M-real will gain through commitment to corporate responsibility include:

- a firm basis for long-term business partnerships
- improved ability to attract, motivate and retain high quality employees
- added credibility and enhanced company reputation

Commitment and principles ■ During 2004, M-real finalised its commitment to corporate responsibility. A draft version of the principles was approved by the Corporate Executive Board in February 2004. After broad internal consultation, the text was modified slightly. Some of the feedback will also be utilised during implementation.

The main outcome of the internal consultation can be summarised as follows:

- All proposed principles were considered relevant.
- Company profitability and ensuring sustainable wood procurement were perceived as the major challenges.
- Implementation should not increase bureaucracy.
- Commitment alone is not enough; implementation is crucial.
- Benefits include support for local dialogue with stakeholders, enhanced company reputation, support for marketing and sales and improved well-being at work for M-real employees.
- Support provided by corporate headquarters must include clear commitment from top management, leadership by example, consistent but not rigid guidelines, a clear business strategy and high quality communications material for M-real's staff and customers.

The Commitment and Principles of Corporate Responsibility were formally approved by the company's Board of Directors on 12th January 2005 (see inside front cover).

These values were created to unite people working for a company that has been enriched with many different cultural backgrounds while almost doubling in size over the past few years. Values are at the "heart" of M-real and they are closely related to the concept of corporate responsibility.

Based on M-real's values, "M-realians" listen and talk to each other and treat their business partners with integrity. They only give promises they can keep. M-realians promote open communication, encourage personal and group initiatives and allow people to learn from mistakes.


Values
Legislation
Stakeholders
Sustainable forest management
Investments
Advertising & sponsoring
GENERAL
Human rights
Labour practices
Health & safety
Cultures
Meaningful work
SOCIAL
COMMITMENT
Sustainable development
- economic
- social
- environmental
Global Compact
Implementation & monitoring
ECONOMIC
Corporate governance
Fighting corruption
Open information
Profit
ENVIRONMENTAL
Shared responsibility
Sparing use of resources
Continuous improvement
Integrating environment

Implementation ■ M-real's Board of Directors has also approved a corporate responsibility implementation plan. This includes collection of stakeholder feedback and planning how this feedback will be taken into account in the formulation of the company's business strategy. Responsibilities for the main areas of corporate responsibility have been defined. The Board of Directors has also stated its commitment to regular reporting of corporate responsibility performance as part of annual reporting.

Management ■ The management of issues related to corporate responsibility is based on integrating the responsibility aspects into the existing functions in M-real and ensuring efficient networking between these.

Work related to corporate responsibility is coordinated by M-real's Senior Vice President, Corporate Public Affairs. The tasks include:

- development and implementation of corporate responsibility policy
- development and implementation of regular corporate responsibility reporting
- development of and engagement in systematic stakeholder dialogue
- support for and coordination of the various areas of corporate responsibility

The following corporate functions are responsible for the development of the necessary policies, practices and their implementation in the company. Implementation includes maintaining the necessary corporate organisation, the networks between countries and business areas/units and relevant stakeholder contacts.

- Corporate governance – Secretary of the Board of Directors
- Corporate reputation – Corporate Communications
- Marketing, sales, customer service – Marketing Support
- Investments – Industrial Development and Resources
- Suppliers – Corporate Purchasing
- Personnel – Human Resources
- Occupational health, safety and well-being – HR, Occupational Safety and Well-Being
- Environmental responsibility – Environmental Affairs
- Risk management – Risk Management
- Competition issues – Legal Affairs
- Financial information, future outlook – Finance and Control

In addition, the following responsibilities for stakeholder contacts have been defined:

- Universities, schools, students – Human Resources Development
- Research institutes, universities – Research and Development
- Wood supply chain – Resources

The fact that all M-real units have certified quality and environmental management systems will ensure the systematic implementation of the company's newly-defined principles of corporate responsibility. In many units, the scope of their management systems has also been broadened to include occupational safety and product safety aspects. A summary of all management systems is presented on page 48.

Global Compact ■ M-real is committed to advancing the principles of the Global Compact, the United Nation's voluntary corporate citizenship initiative, within its sphere of influence. The ten principles relate to human rights, labour and environmental issues, and anti-corruption.

M-real is committed, as is expected of the participants of the initiative, to communicate regularly with its stakeholders on its progress in implementing the Global Compact principles. This is done through annual and corporate responsibility reporting and other corporate communications, such as M-real's website, and by providing a link to these communications on the Global Compact website.

Five management systems integrated at Tako Board



■ Tako Board mill in Finland has successfully implemented five certified management systems and merged these into one integrated management system (IMS). The integrated system effectively meets the mill's need for a systematic approach to quality control, management of environmental issues, hygiene control, product and work safety issues and the tracking of wood origin.

Tako Board first started developing its ISO 9001 Quality Management System in the early 1990s. Because the mill is located in the heart of the city of Tampere, the environmental authorities have always imposed strict limits on emissions and effluents. In addition, Tako Board needed to provide customers with evidence of its ability to meet, or exceed, their own exacting standards.

After achieving ISO 9001 Quality Management System certification in 1994, followed by ISO 14001 Environmental Management System certification in 2001, Tako Board started working towards three more qualifications. The approach, elements and implementation processes of the five standards were found to be quite similar, which enabled Tako Board to integrate the systems, and because the mill's existing working practices were already of a high standard, IMS implementation was less challenging than expected. Only minor changes to procedures and some additional specifications were necessary.

The internationally recognised standards, and the dates that Tako Board received certification, are:

- ISO 9001 Quality Management System (1994)
- ISO 14001 Environmental Management System (2001)
- OHSAS 18001 Health and safety (2003)
- DS 3027 Hygiene and product safety (2003)
- SMS 1003-1 Origin of wood (2003)

The fact that these five management systems are now integrated makes it easier for Tako Board to present them to customers, authorities and auditors. The integrated system has also reduced the mill's overall workload, costs and training time. The IMS is audited by an external auditing company every nine months.

Online benchmarking between M-real board mills ■ To provide easy access and to facilitate updating, all documents relating to management systems are on M-real's company intranet Pulse, which is now used as the only official information channel. The board mills are able to share information more effectively and to carry out online benchmarking. Today, all of the board mills cooperate in the development of the IMS.

The benefits of the IMS include:

- ability to meet customers' and authorities' requirements more effectively
- a single auditable platform for the various standards
- less duplication of work within the company
- uniformity across the mills, leading to greater efficiency

Corporate Governance

The duties of the various corporate bodies within M-real Corporation (M-real or the Company) are determined by the Finnish Companies Act and the Finnish Securities Market Act, as well as other relevant laws of Finland. The Company complies with the rules and recommendations of the Helsinki Stock Exchanges. M-real is managed according to the Corporate Governance Recommendation, as included in the Helsinki Stock Exchanges' regulations. M-real's corporate governance policy is defined by the Board of Directors (Board).

M-real has prepared its annual and interim financial accounts in accordance with Finnish Accounting Standards. The Company will apply the International Financial Reporting Standards (IFRS) from the beginning of the year 2005. These Audit reports are published in Finnish and English.

The Company's head office is in Espoo, Finland.

Corporate Governance Bodies in M-real Corporation

Shareholders' Meeting			
Board of Directors			**Auditors** Internal Auditing, External Auditing
Board Committees Financial and Audit Committee	Compensation Committee	Nomination Committee	
CEO			
Deputy CEO	**Corporate Executive Board (CEB)**		
Insider Guidelines			

The Company's highest decision-making body is the Annual General Meeting of the shareholders, which is held by end June on a day determined by the Board. The decision-making bodies with responsibility for managing the Company are the Board of Directors, the CEO and Deputy CEO. The operations of the Company are co-ordinated through the Corporate Executive Board (CEB).

The Board has defined a working order, or "Rules of Procedure", which is published on M-real's website (www.m-real.com). The Board meets regularly during the year. In 2004, for example, the Board held 22 meetings, of which 5 were telephone conferences. Each of the Board members attended, on average, 94 per cent of the meetings.

The CEO is in charge of the day-to-day management of the Company in accordance with instructions and orders issued by the Board. It is the duty of the CEO to ensure that the Company's accounting methods comply with the law and that financial matters are handled in a reliable and professional manner. In managing M-real, the President and CEO is assisted by the Corporate Executive Board (CEB).

M-real's new organisation structure became valid as of 1st September 2004. According to the new structure, the functions and responsibilities of each Business area are defined more clearly, with each business area being responsible for its sales as well as production. M-real has the following Business areas: Consumer Packaging, Publishing, Commercial Printing (including Specialities) and Office Papers. Day-to-day operational responsibility rests with the Business areas' management and operation teams, supported by Corporate Strategy & Sales Services, Industrial Development and Resources and Map Merchant Group. Other supporting functions at corporate level are Finance, Control & Legal Affairs, Human Resources & Communications and Corporate Public Affairs.

During 2004, the Company's Auditors were Göran Lindell, Authorised Public Accountant, and PricewaterhouseCoopers Oy, represented by Ilkka Haarlaa, Authorised Public Auditor.

More information on M-real's Corporate Governance issues is available in the Annual financial report 2004 and on M-real's website (www.m-real.com).

Wood procurement

■ It is M-real's policy to use wood raw material only from sustainably managed forests. M-real also aims at continuously increasing the proportion of third-party certified wood entering its supply chain. M-real knows the origin of its wood raw material and reports it openly.

The wood used by M-real mills is procured by Metsäliitto Cooperative and its subsidiary Thomesto Ltd. Metsäliitto, which is M-real's parent company and largest shareholder, handles wood procurement in Finland, while Thomesto operates in Russia, the Baltic countries, Sweden, France, Germany and Austria.



Wood procurement guided by environmental policy ■ Metsäliitto and Thomesto have adopted a uniform environmental policy for wood procurement. The general principles of the policy include sustainable forest management, compliance with legislation, tracking of wood origin, support for forest certification and continuous improvement. The environmental policy is put into practice through the companies' environmental programmes, which are reviewed annually.

To ensure that the logging operations conform to their environmental policy, Metsäliitto and Thomesto have implemented quality and environmental management systems and chain-of-custody systems. These have been certified by independent third parties and are reviewed annually to keep them up-to-date in a changing operating environment.

Metsäliitto and Thomesto do not procure or accept wood deliveries from conservation areas where logging is forbidden or from other protected areas.

Enhancing living conditions in wood procurement areas ■ Some 50 per cent of the wood used by M-real mills is procured from Finland, mainly from the members of Metsäliitto Cooperative. The average holding of these private forest owners is 40 hectares.

Forestry plays a significant role in maintaining the vitality of rural areas in Finland. One in five Finnish families owns some forest land, which is traditionally passed from generation to generation. Loggings are usually planned so that every generation will receive its share of forest income.

Both Metsäliitto and Thomesto respect local expertise and cooperate closely with local entrepreneurs, creating job opportunities and contributing to the economic well-being in their wood procurement areas. In Russia, for example, income from forestry operations improves the living conditions in the procurement areas, where job opportunities and other sources of income are otherwise scarce. In Finland, the revenue earned by forest owners through the sale of timber to Metsäliitto amounted to approximately 469 million euros in 2004. Indirect income from forestry is also considerable. In 2004, Metsäliitto paid some 217 million euros to its subcontractors for logging, wood transport and other related operations.

Sustainable wood procurement and forest biodiversity ■ Metsäliitto and Thomesto are committed to compliance with local legislation. Subcontractors are also required to conform to the companies' environmental policy for wood procurement.

Most of the wood procurement areas for Metsäliitto and Thomesto are in the boreal zone, where the forest ecosystem is naturally poor in biodiversity in comparison with rain forests,



for example. In Finland, commercial forests are mainly "semi-natural" i.e. managed by man but developed as mixed forests that resemble primary forests in terms of flora and fauna. Only indigenous tree species are planted and there is always a significant number of naturally regenerated seedlings.

In Finland, the objective of sustainable forest management is to secure the production of high quality timber while also preserving forest biodiversity and providing the opportunity for multiple forest use. Loggings are carried out on some two per cent of the total forest area annually. About half of these are thinnings. The average size of a regeneration area is less than two hectares.

Nature conservation areas cover over three million hectares, approximately the size of Belgium. Areas which have been protected on the basis of acts of law and various conservation programmes are mainly located on state-owned land. In addition, private forest owners have voluntarily protected some of their forests. Sensitive habitats, so-called key biotopes, are protected by law also in commercially managed forests.

In Finland, forest authorities regularly monitor the quality of logging operations and the preservation of nature values at logging sites. Their random checks have revealed that the standard of nature management at Metsäliitto's logging sites has shown steady improvement in the long run.

Thomesto's most important wood procurement area is North-West Russia. In Russia, annual cuttings are only 30 per cent of the sustainable volume. Strictly protected areas, such as national parks and nature reserves, cover 12 per cent of forest area.

Tracing the origin of wood ■ Metsäliitto and Thomesto have certified systems for wood origin management to ensure that wood is procured only from legal sources. These systems include Geographical Information System (GIS) maps. In Finland, the GIS system is also an invaluable tool in wood harvesting and transport, making it possible to locate wood batches in roadside stocks and to plan transport routes efficiently. Efficient transport logistics reduce fuel consumption.

Wood origin tracking in Finland is based on contract numbers. Each purchase contract is given a unique number, which is entered into Metsäliitto's information system. In the information system, the number accompanies each batch of wood from the forest stand to the mill gate. The origin of the batch can thus be identified when it arrives at the mill. Metsäliitto's delivery reports enable the mills to indicate the share of certified wood used in their products.

Thomesto operates through its network of subsidiary companies and external wood suppliers. In Russia, Thomesto has implemented a wood supplier classification system which helps the company to choose the best partners. Classification is based on the quality of operations and on field audits, which include environmental and social aspects such as the quality of nature management and safety at work.

The wood purchase contract includes an environmental clause which requires the wood supplier to procure wood only from legal sources and to provide information on the exact location of the cutting site. The wood origin information is entered into Thomesto's GIS map system, which also has information on conservation areas. The GIS system is able to identify inaccuracies in wood origin information or illegal activities, such as loggings in protected areas. If a subcontractor violates the terms of the contract, Thomesto has the right to terminate the contract and to refuse deliveries.

Thomesto regularly audits its wood suppliers and their logging operations in Russia and in the Baltic States. The company continued to develop its audit procedures in 2004. Audits made in Russia in 2004 covered suppliers of 60 per cent (52%) of the wood volume imported to Finland and Sweden. During the past two years, no cases of logging without a proper cutting licence have been detected.

Forest certification ■ By reporting the share of wood raw material that can be traced back to certified forests, M-real supports the development of forest certification systems adapted to local conditions. Forest certification is a voluntary tool to improve sustainable forest management, in which economic, ecological and social aspects are taken into account in a balanced way.

Metsäliitto is committed to the Finnish Forest Certification System (FFCS), which is endorsed by PEFC (Programme for the Endorsement of Forest Certification Schemes). In Finland, 95 per cent of the forest area is certified under FFCS. The FFCS standards were revised during the years 2002–2003 and took effect in January 2005. In Sweden, forest companies have chosen FSC (Forest Stewardship Council) as the main certification system for their own forests, while PEFC is the prevailing system in privately owned forests. Some company forests are also PEFC certified.

In Germany, Austria and France, forests are certified mainly under PEFC. In the Baltic countries, state-owned forests are to a large extent FSC-certified. In Russia, the area of certified forests is increasing, and both FSC and PEFC national standards are being developed.

Deliveries of certified wood to M-real mills
(including 47% of wood delivered to Botnia mills)

	Certified PEFC (%)	Certified FSC (%)
Finland	73	0
Sweden	2	28
Germany	65	2
Austria	65	0
France	41	0

The figures indicate the share of wood, including imports, supplied with certified chain-of-custody.

Wood procurement to M-real mills by country
(including 47% of wood delivered to Botnia mills)

	1 000 m^3
Finland	6 940
Sweden	2 116
Russia	1 695
France	1 060
Austria	715
Latvia	674
Germany	503
Estonia	348
Lithuania	193

In addition, M-real's share of exchange wood supplied by UPM contains 82 400 m^3 of wood sourced from Estonia, Germany, Latvia, Lithuania and the UK.

Environmental and wood chain-of-custody systems in Metsäliitto's wood procurement operations

Country of wood origin	ISO 14001	Chain-of-custody
Austria	–	PEFC (2001)
Estonia	Certified 2005	PEFC (2005)
Finland	Certified 1997	FFCS/PEFC (2000)
France	Wood procurement part of Alizay mill management system, certified 1999	PEFC (2003)
Germany	–	PEFC (2001)
Latvia	Covered by Thomesto Ltd. management system, certified 2003	PEFC (2003) and FSC (2002)
Lithuania	Covered by Thomesto Ltd. management system, certified 2003	–
Russia	Covered by Thomesto Ltd. management system, certified 2003	–
Sweden	Certified 2003	PEFC (2003)


Make it real • Make it
m-real m-r
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Make it real • Make it real • Mak

ECONOMIC
RESPONSIBILITY

M-real's economic impacts on society

In 2004, M-real generated a turnover of 5.5 billion euros and employed nearly 16 000 people. Total production amounted to 4.1 million tonnes of paper and 1.2 million tonnes of paperboard.

M-real's expenditure includes direct payments to companies in the supply chain and to employees and the surrounding society and communities. In addition to these direct economic impacts, there are significant indirect impacts, including job creation and business opportunities for subcontractors and entrepreneurs who provide harvesting, transport and other services.

Supply chain impacts M-real's purchases from suppliers amounted to 3.4 billion euros, of which raw materials and consumables accounted for 3.2 billion euros and external services 224 million euros. Raw materials consisted of wood, chemical pulp, recovered paper, pigments, binders and purchased fuels and electricity (see materials balance on page 30 of this report).

Investment projects and research and development (R&D) activities enhance the long-term profitability of M-real. Gross capital expenditure in 2004 amounted to 259 million euros, with the largest investments being a new bleached chemithermomechanical pulp (BCTMP) mill in Kaskinen, Finland, a biological effluent treatment plant at Husum mill and a biomass combined heat and power plant at Hallein mill.

M-real's R&D expenditure totalled 28 million euros. In 2004, patent applications totalled eighteen, an increase of 50 per cent. M-real participated in R&D projects such as NETCOAT (Network of competence in formation of surface properties), ECOTARGET (New and flexible production processes), SUSTAINPACK (Innovation and sustainable development in the fibre based packaging value chain), PINTA (Clean Surfaces), and FinNano (Nanotechnology Programme).

M-real's operations enhance living conditions in wood procurement areas and provide livelihood for forest owners and small entrepreneurs through harvesting and transportation. The wood used by M-real mills is procured by Metsäliitto Cooperative and its subsidiary Thomesto Ltd. Metsäliitto, M-real's parent company and largest shareholder, handles wood procurement in Finland, while Thomesto operates in Russia, the Baltic countries, Sweden, France, Germany and Austria.

Approximately 50 per cent of the wood used at M-real mills is procured from Finland by Metsäliitto Cooperative. Most of this wood is supplied by its members, who are ordinary citizens owning an average of 40 hectares of forest land.

Forestry plays a significant role in maintaining the vitality of rural areas. In Finland, for example, one in every five families owns some forest land, and it is a tradition to pass on the forest from one generation to the next. Loggings are usually planned so that every generation will receive its share of forest income.

Areas of land in M-real's possession are mainly industrial sites. In Finland, for example, M-real owns approximately 3300 hectares of land consisting of the company's own industrial sites, land leased to other Metsäliitto Group companies and sites where operations have been closed.


Providers of capital (dividends, euro 54 million, interest and other financial expenses, euro 165 million)
Government (income taxes, euro 55 million)
Capital
Dividends & interest
Taxes
Services
Suppliers* (raw materials, consumables and external services, euro 3.4 billion)
Payments
Goods & services
m·real
Products
Sales
Customers and consumers* (net sales, euro 5.5 billion)
Salaries
Labour
Licence to operate
Good neighbour
Employees (wages and salaries, euro 0.6 billion)
Communities

* See Materials balance p. 30

Payments to employees and the surrounding society ■ In 2004, payments to shareholders amounted to 54 million euros. Payments to financial institutions and other loan providers totalled 165 million euros.

Employees' wages and salaries accounted for 630 million euros, with an additional 290 million euros for other employment related expenses, such as pension contributions and social expenses.

Income tax payments totalled 55 million euros. For large companies with operations focused in Europe, such as M-real, taxes are the most significant way of contributing to the well-being of the societies in which they operate.

M-real invests in a new BCTMP mill at Kaskinen



■ M-real is building a new 300 000 tonne bleached chemi-thermomechanical pulp (BCTMP) mill in the town Kaskinen in Western Finland. Investment in the mill, which will go on-stream in Autumn 2005, will amount to some 180 million euros. The raw material requirement of the mill will be approximately 900 000 cubic metres of softwood and hardwood per year.

The BCTMP mill will be built on Botnia's Kaskinen pulp mill site, with the integration of the two mills resulting in considerable synergy benefits. The project creates jobs for up to 700 persons per month during the construction phase. Once completed, it will offer 65 permanent jobs. At the moment, the construction of the mill is the only on-going large-scale industrial investment project in Finland.

The bleached chemi-thermomechanical pulp manufactured in Kaskinen will be used mainly by M-real's mills outside Finland, while the entire production of the Joutseno BCTMP mill will be used by the company's mills in Finland.

M-real uses high quality chemi-thermomechanical pulp in the production of printing papers and boards. By increasing its production capacity of BCTMP, the company aims to provide products with added value, thereby helping its customers enhance their competitive position.

BCTMP has been a focus of M-real's R&D work for the past five years. The findings will be utilised in both Kaskinen and Joutseno to further improve the competitive advantages of M-real's BCTMP pulps.

Because the new plant in Kaskinen is being designed and built using Best Available Technology (BAT), its environmental impacts will be minimal. The use of evaporation technology in process water treatment will enable the plant to recycle process water more efficiently, thereby minimising fresh and waste water volumes, while also enabling the separation and energy recovery of soluble organic material and the recycling of chemicals.

Significant impact on local economy ■ Thanks to the investment, there will be some 115 new direct and indirect employment opportunities. In addition, new business prospects will emerge in the service, transportation and forestry sectors. The mill is expected to attract new residents to Kaskinen, leading to a demand for additional housing. The town infrastructure, including the harbour, will be enhanced. The total transportation volume going through the port is estimated to rise from 1.4 million tonnes in 2004 to 2.2 million tonnes in 2007.

According to Marlene Svens, Town Manager of Kaskinen, cooperation with M-real has worked very well in creating mutual benefits. She is satisfied with the favourable impact of the project on the economies of the small town of Kaskinen and the surrounding communities, and its contribution to the vitality of the whole region.

Research and development

■ M-real continuously strengthens its expertise and improves its products through research and development work. The company is known for its lightweight products with superb performance characteristics, which are the fruit of long-term research work. The key areas of M-real's R&D work include fibre properties and their performance in various pulping processes, process intelligence and the development of the optical characteristics of paper and board.

In 2004, M-real's R&D expenditure amounted to 28 million euros, accounting for 0.5 per cent of turnover. The number of patents that M-real applied for increased by 50 per cent, totalling 18. The number of reports on ideas and inventions was 49.

Efficiency achieved by focusing on specific topics is a fundamental characteristic of M-real's R&D operations. The company also networks with several European universities and research institutes and companies, and participates in joint research projects aiming at the development of new applications for paper.

Cooperation with universities is focused on topics of exploratory nature, such as bridging the opportunities of the paper industry and latest developments in information technology, or utilising discoveries made in biotechnology to enhance M-real's products and processes. Examples of such innovations include printed electronic components and tags giving access to the internet sites through a mobile browser.

M-real also participates in several national and EU level research programmes either directly or through research institutes and companies such as STFI, KCL, YKI and MoRe Research. M-real's R&D resources are strengthened by minority ownership in these institutes.

Good cooperation and shared development projects with our suppliers are keys to the improvement of product quality and the efficiency of our production processes.


Successful downstream industries
New business concepts
Better fulfilment of customer needs
Contribution to general well-being
Reuse, recover, recycle
Balance in forests' different uses
Sustainable forest management
Secured availability of wood raw material
World leading suppliers
Energy production

European Technology Platform ■ M-real takes an active role in the formation of European Commission's new forest-based European Technology Platform (ETP). The aim of this strategic research and technological development project is to enhance the long-term competitiveness of the forest sector through innovation and sustainability, which are the two main topics on the political agenda of the EU in the future, and to develop renewable materials for a more sustainable and competitive Europe. The areas in focus include developing new business concepts, improving reuse and recycling and enhancing sustainable forest management.

This project was initiated in early 2004 by CEI-Bois (European Confederation of Woodworking Industries), CEPF (Confederation of European Forest Owners) and CEPI (Confederation of European Paper Industries), and is expected to be completed by mid 2006. The Advisory Committee of the project is chaired by M-real's representative.

The benefits gained through the forest-based ETP project include:

- more efficient utilisation of raw materials
- improved energy efficiency and increased use of wood-based fuels
- increased value of products through innovation
- reduced capital intensity
- support for strategic business planning.

Competition investigations, litigation and M-real's competition law policy

European Commission inspection ■ At the end of May 2004, competition inspectors of the European Commission, assisted by officials from the national competition authorities, launched simultaneous, unannounced inspections at the premises of some of the major European producers of paper and forestry products, including M-real.

According to the European Commission, the purpose of these inspections was to ascertain whether there is evidence of cartel agreements and related illegal practices concerning price fixing, fixing of other commercial items and/or allocation of customers in several product markets in the European paper and forestry products sector.

At the time of writing (mid-February 2005), M-real does not yet know whether the European Commission will continue its inspection or what further actions, if any, the Commission may take. Specifically, M-real cannot predict whether the inspection will lead to the opening of a formal investigation.

United States Antitrust Litigation ■ As a consequence of the European Commission inspections, M-real and certain of its affiliates have been named, along with certain other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought by direct purchasers of publication paper in U.S. federal courts and indirect purchasers of publication paper in California state courts. Plaintiffs allege, generally, that with respect to the United States market the defendants agreed to fix, increase or maintain the prices of publication paper, allocated market share, customers or geographic markets or restricted supply and sold publication paper at non-competitive prices.

The lawsuits pending in the federal courts have been ordered to be consolidated in the Federal District Court for the District of Connecticut and the state court lawsuits in California have been consolidated into a single action. M-real has joined a demurrer seeking the dismissal of the California actions, which is currently pending. M-real anticipates filing a similar motion to dismiss the federal cases once the consolidation process has been completed. Although M-real plans to vigorously defend itself against these and any future claims, we are unable to predict the outcome of these lawsuits or any similar future claims.

M-real's competition law policy ■ Since at least the early 1990s, M-real has continuously restated to its personnel the importance of compliance with competition law regulations through internal seminars and information on competition law matters.

M-real has issued a policy on full compliance with competition law, which has been approved by the Corporate Executive Board and communicated to relevant persons throughout the organisation, including M-real business area managers and controllers, mill managers, sales network personnel and M-real merchants in the European Union. Training will continue on a regular basis.

M-real's competition law policy provides information on a wide range of issues, such as the recent reform of EC Competition rules and competition law, and provides instructions on both horizontal and vertical competition issues. It also specifies, for example, specific practices that would be in breach of the policy and competition legislation e.g. price fixing, sharing of markets, exchange of competitively sensitive information with competitors and use of trade associations for unlawful purposes.

Product safety of M-real consumer packaging materials

■ M-real markets packaging materials throughout the world. Key market sectors include food, health and beauty care, cigarettes and consumer durables.

M-real's policy regarding product safety is to:

- ensure that packaging products, if used as intended, are safe for people and the environment
- manage hygiene and product safety risks throughout the company's entire supply chain
- meet or exceed legislative requirements
- use raw materials of known origin
- ensure the traceability of raw materials and finished products, especially when delivered for applications with strict hygiene standards.

Crucial issue in food packaging ■ Product safety is a particularly important issue in food packaging. M-real meets the requirements of all current EU legislation and actively monitors the development of new directives and regulations.

Food packaging materials are regulated by the Framework Regulation /(EC) No 1935/2004. According to this regulation, the transfer of harmful substances from the packaging material into food is not permitted. In addition, the packaging material must not change the composition of food or impair its taste, smell or visual appearance. Operations at all M-real board mills and carton plants conform to this Framework Regulation.

M-real's board mills and carton plants have implemented ISO 9000 quality management and ISO 14001 environmental management systems, and operate in accordance with the principles of good manufacturing practice (GMP). Their product safety control systems are based on HACCP (Hazard Analysis Critical Control Point).

M-real's board grades intended for food packaging comply with the food regulations BfR XXXVI and FDA 21 CFR, parts 170–189.

New requirements ■ The new framework regulation on food contact materials came into force on 3 December 2004. This regulation includes traceability and product labelling requirements. M-real's production units are already able to trace the flow of materials throughout their supply chains and will continue to work on the labelling of food packaging materials.

The Framework Regulation does not include detailed instructions on the steps to be taken to ensure the safety of food contact materials. The Resolution on paper and board, a Common European recommendation prepared by the Council of Europe, can be used as a tool to ensure that the requirements of the Framework Regulation are fulfilled.

The forthcoming introduction of the new EU chemicals legislation REACH (Registration, Evaluation and Authorisation of Chemicals) will be a further step in ensuring the safety of all packaging materials for both the environment and human health. REACH will necessitate systematic registration and testing of environmental and health effects, especially by chemical suppliers.

Producer responsibility

■ Disposal is just one phase in the life cycle of paper and paperboard products. Because they can be recycled easily, there has always been a market need for recovered paper. Recycling is therefore a traditional part of the life cycle of paper.

Producer Responsibility, often referred to as Extended Producer Responsibility (EPR), is an approach which aims to make producers of goods responsible for efforts to reduce environmental impacts from both the use and disposal of their products, and to use recycling, recovered resources and reclaimed materials in doing so (OECD, 1996).

M-real participates in setting up collection systems ■ EU packaging legislation obliges all companies using various kinds of packaging for their products to participate in the establishment of collection systems. In some countries, such as the UK, this obligation has been extended to apply also to the producers of packaging materials. In EU-15 countries, the present recycling of fibre-based packaging materials already complies with the EU Packaging Directive, revised in 2004.

M-real participates in the collection and recycling of paper in many countries. In Finland, for example, the industry is required by legislation to recycle 75 per cent of graphic papers and the paper companies cooperate to meet this responsibility. Paperinkeräys Oy, a paper recovery company owned by the large paper companies, including M-real, is responsible for organising the collection and delivery of waste paper to paper and board mills that use recovered paper as their raw material. The company also provides the general public with information on collection systems.

Customer satisfaction

■ Satisfied customers – and consumers – are the best guarantee of M-real's long-term profitability. M-real's Consumer Packaging and Office Papers business areas carry out regular market surveys on consumer perceptions of their products and services. The results are utilised in product development work to gain an edge over competition.

Consumer Packaging business area ■ In the annual market surveys carried out by M-real Consumer Packaging, converters, merchants and companies using M-real products for packaging purposes are asked to evaluate the company's performance regarding such aspects as product quality, accuracy of deliveries and service. They are also asked to compare M-real's performance with those of its principal competitors.

The results of the customer surveys generally show that M-real Consumer packaging ranks well against its main competitor. Traditionally, one of M-real's major competitive assets has been good product quality, which brings benefits throughout the whole supply chain. From the consumer's viewpoint, this means less packaging waste and better product safety, visual appeal and functional properties, such as ease of opening and closing the packaging. Good order inflow and low complaint rates from board converters indicate that consumers have been satisfied.

In the 2004 survey, M-real's performance was considered to be better than its best competitor's in terms of product quality, sales representation, technical services and overall satisfaction and slightly lower in terms of delivery accuracy and lead times. Improvement projects have been launched to enhance performance, especially in these two areas.

Office Papers business area ■ M-real Office Papers business area adds value for users and distributors by focusing on end-users' needs. As part of its business development process, M-real has been active for many years in investigating end-users' (i.e. purchasers in offices) perceptions of and satisfaction with the office paper brands Data Copy, Logic and Evolve. Qualitative and quantitative end user research is carried out on an annual basis across the main European markets. Qualitative surveys are mainly carried out in focus groups and one-to-one interviews, and focus on "what and why" end-users think the way they do about office paper brands in general and the M-real brands in particular. Quantitative surveys are mainly conducted through a large number of telephone interviews and focus on "how" users' perceptions of the more tangible aspects of the M-real brands have changed over time, thereby ensuring that resources are used as efficiently as possible.

To mention only a few examples, key issues in focus in the research are development in brand equity (i.e. end-user satisfaction and value), the brand equity components and brand awareness; loyalty; perceived performance of products; buying behaviour and brand preferences.

Responsible advertising

■ M-real's advertising is conducted in compliance with the ICC (International Chamber of Commerce) International Code of Advertising Practice. In Autumn 2004, a Marketing Communications Board was formed to co-ordinate and decide on M-real's marketing communications and branding issues.

Within M-real, it is the responsibility of each purchaser of advertising material to ensure that it complies with the ICC code. The Chairman of the Marketing Communications Board is responsible for monitoring compliance at Group level.

Risk management

Principles and objectives of risk management ■ Risk management is part of M-real's strategic and operational planning, daily decision making and also part of the internal control system.

The aim of the risk management process is to systematically identify, assess and manage, through cost-effective measures, risks that could have an impact on the achievement of company objectives. A concurrent aim is to take into account risk-related opportunities and, after due appraisal and approval, to exploit them.

M-real adheres to a policy of prudent risk-taking, and decisions must be based on an adequate assessment of factors such as the company's risk tolerance and the loss/profit ratio.

The main objective of risk management work is:
- to ensure that all identified risks affecting personnel, customers, products, the public image, property, intellectual property, social responsibility and the company's ability to operate are always handled in accordance with law and in the light of best available knowledge and prevailing financial conditions
- to meet the expectations of different stakeholders
- to ensure the undisturbed continuity of business operations
- to optimise the upside-downside ratio
- to ensure management of the company's overall risk position and to minimise overall risk.

The responsibilities connected with risk management and other more detailed operating principles are defined in the company's Risk Management Policy and Risk Management Principles.

Risk environment ■ Risks connected with M-real's operations are assessed and reported on a regular basis. The company controls and prepares itself for the risks by monitoring and taking measures to control them. The following key risk areas were identified in 2004:
- strategic choices
- major global changes in demand
- competitiveness of production plants
- optimisation of supply chain efficiency
- the customer relationship management
- price volatility in main products and commodities
- abrupt and unforeseeable changes in financial markets
- threats to corporate security
- key employees and organisational efficiency
- proper functioning of key processes
- business continuity risks and critical dependencies
- public image and reputation.

Preparing for and transferring risks ■ Risks are met by applying the information and knowledge available within the company itself, partners or from external experts. In addition to regular risk surveys, the company has prepared a continuity and recovery plan concept for production and other essential business operations to support the corporate and unit level crisis management planning.

Transferable risks are being covered by insurance agreements, derivative contracts and clauses written into general agreements. Global insurance programmes cover the most common non-life risks, including:
- property damage and business interruption insurance
- general third party and product liability insurances
- directors and officers liability insurance
- marine cargo insurance.

No significant losses exceeding current deductibles occurred during 2004.


ENVIRONMENT

The life cycle of paper products

Forests ■ Wood is the main raw material of M-real's products. Wood and pulp suppliers have to ensure that the raw material originates from well-managed commercial forests. To provide evidence of this, suppliers must have advanced systems for tracking the origin of wood. M-real aims at increasing its usage of certified wood.

Production ■ M-real mills are running 24 hours a day, 7 days a week. Continuous production helps to maintain consistent quality and high production efficiency, as well as to minimise emissions and discharges. All of M-real's mills have implemented certified environmental management systems based on the ISO 14001 standard.

Energy and chemicals ■ M-real's mills use on-site produced steam and electricity and purchased electricity. Wood-based fuels produce about 50 per cent of the energy consumed by M-real mills. The main fossil fuel is natural gas.

Chemicals are used mainly by the pulp mills in the cooking and bleaching processes, and also in the coating of paper and board. Almost all of the chemicals used in chemical pulp production are recovered and reused. The mills have proper storage and handling systems for chemicals.

Emissions and residuals ■ Combustion of fuels in energy production emits carbon dioxide and nitrogen oxides and potentially, depending on the fuel used, sulphur dioxide and particles. Carbon dioxide causes the greenhouse effect; the emissions can be reduced by the choice of fuel. Nitrogen oxides and sulphur oxide cause acidification; these emissions can be reduced by fuel choices, proper combustion conditions and efficient cleaning equipment.

The mills have internal purification systems for process water, and water is reused many times. Before being released into the recipient waterway, waste water goes through purification treatment to minimise the content of oxygen-demanding substances and nutrients. Water discharges cause eutrophication.

Proper sorting and reutilisation of residuals helps the mills to minimise waste going to landfill. By-products, such as tall oil, bark and bio-sludge, are combusted or utilised by external companies.

Products ■ M-real focuses on developing lightweight products which consume less raw materials and produce less waste at the end of their life cycles. Lower product weight also means a decrease in transport volumes and lower energy consumption and emissions. M-real's products are safe for people and the environment. The board mills and carton plants have implemented product safety control systems based on Hazard Analysis and Critical Control Points (HACCP), and they comply with the EU Framework Regulation for food packaging materials.

Disposal and recycling ■ The wood fibres of paper and board products can be recycled up to 4–5 times. The products can also be incinerated to produce energy.

Carbon release ■ When paper products are incinerated or composted, the carbon bound in the paper is released to the atmosphere. The amount of carbon dioxide released from incineration equals the amount of carbon dioxide released during natural decomposition of wood in forests.


Carbon release
Disposal
Products
Forests
Recycling
Transport
Production
Transport
Energy and chemicals
Emissions and residuals

Customer feedback and environmental product information

For many years, customer feedback and requests for information have concentrated more on supply chain issues than on paper and board production processes. This is partly due to the fact that the mills have implemented certified environmental management systems and that they have improved their production processes in order to minimise emissions. Many customers are also planning corporate responsibility programmes or revising their purchasing policies, and need information about the supply chain of products purchased.

M-real serves mainly business-to-business customers. Their focus of interest in environmental topics varies according to their own customers, including consumers. Public sector bodies and governmental organisations tend to ask for eco-labelled papers, whereas printers are more interested in Paper Profiles and environmental reports. Publishers, office products companies and packaging end users, such as producers of consumer goods, ask for detailed information in the form of questionnaires. In addition, every market seems to have features of its own, with environmental topics varying according to local environmental and political conditions.

According to a customer survey carried out by M-real in September, there is little call for eco-labels such as the Nordic Swan and the EU flower, although they are preferred by some customers in the Nordic countries. To some extent, Paper Profiles have replaced eco-labels. Customers in many central European countries are still interested in suppliers' environmental management systems and ISO 14001 certificates; EMAS reports are seldom requested. Interest in recycled papers has grown in the USA, Australia and Eastern Europe.

Forestry issues high on customers' agendas For customers in many European countries, e.g. the UK and Germany, sustainable forest management and forest certification have been the most significant environmental topics during the last few years. These issues are also becoming increasingly important in the USA and Canada.

The FSC scheme (Forest Stewardship Council) is the most well-known forest certification scheme among M-real's customers. It is heavily promoted by environmental non-governmental organisations (ENGOs), which have been the main opinion leaders in forest issues. The PEFC scheme (Programme for the Endorsement of Forest Certification Schemes), which is widely used in Europe, is perhaps less known than FSC, although the target of both schemes is environmentally, socially and economically sustainable forest management.

Unfortunately, some campaigns by ENGOs have caused misunderstandings and concern about wood sourcing. M-real's customer service people have met with customers to tell them about M-real's policy on wood procurement, forest certification and tracking the origin of wood raw materials.

M-real initiated its transparent reporting of wood origin in 2004 due to the increasing number of enquiries concerning forest issues. This information is available in the supplementary pages of M-real's environmental product declarations, Paper Profiles. The data includes the origin of all wood used in a product, the proportion of certified wood and the certification systems. Wood origin is reported according to country and region.

Paper Profile environmental product declarations are available on www.m-real.com.

Environmental training for customers by MAP The merchanting arm of M-real, Map Merchant Group, operates in 22 European countries and is made up of 24 paper merchants. One of the highest priorities during 2004 has been the communication of product information to customers, and information on paper and the environment for wider audiences. GPG Papier, Belgium, provided training and seminars for governmental organisations; Basberg Papir, Norway, continued to run its Paper Schools; and ModoVanGelder in the Netherlands organised seminars and discussions on environmental and corporate responsibility for customers in governmental organisations, finance and insurance, and advised a major bank on its supplier code of conduct.

In the UK, Premier Paper, recognised within the Map group as a pioneer in good environmental practice, embarked on a nationally recognised environmental training programme to CIEH (Chartered

Institute of Environmental Health) standards for its staff.

Map and individual merchants have also been producing environmental brochures for customers and the public in general. Papirgros in Denmark worked with Eugropa (the trade association for all European paper merchants) and CEPI (the Confederation of European Paper Industries) to publish a brochure called "Paper and the Environment", while Premier Paper's updated environmental brochure will be launched in 2005.

Transport

■ Transport is an important phase in the life cycle of a product, especially when buyers and suppliers are far away from each other.

M-real has very little transport activity of its own. The company purchases and organises transport services for its paper and paperboard deliveries, while raw material suppliers are responsible for arranging transport services for their own deliveries. MAP Merchant Group, M-real's merchanting arm, employs its own drivers and uses its own or leased vehicles to deliver products to customers. Map's transports, which concentrate on short distances, constitute only a small share of the total transport work needed by M-real for its products and raw materials.

Wood, M-real's most important raw material, represents the largest volume transported but the shortest average distance. Transport is arranged by the wood suppliers and is mainly by truck. Longer journeys are by sea or rail, for example when wood is imported from the Baltic countries and Russia and pigment from the USA and South America. M-real's main market is continental Europe. A small proportion of the products is exported to North America, the Far East and Australia. Sea transport accounts for almost all product shipments from the mills in Finland and Sweden to continental Europe.

Transports 2004

	Average distance km	Volume 1 000 t	Transport work Mtkm
Products*	4 200	5 900	25 200
Wood	310	12 100	3 800
Purchased pulp	2 600	1 700	4 400
Pigments	2 200	1 800	3 800
Fuels**	1 800	1 200	2 200

* transported internal chemical pulp counted as purchased pulp.
** wood not included.

Modern fleets ■ M-real uses mainly new vessels in sea transports, the average age of the ships being less than five years. New ships are equipped with water injection techniques to reduce nitrogen oxide emissions. Sulphur emissions are minimised by using fuels with low sulphur content. The average sulphur content of fuel used in Baltic Sea traffic is below 1.5 per cent, which fulfils the future limit set by the EU for this area.

The aim is to utilise rail transport instead of trucks. Transportation from Finnish mills to loading ports is principally by rail. The continental European mills mainly deliver products direct to customers. The goods are loaded into the cargo transport unit and unloaded at the customer's warehouse. Extra handling in ports, terminals and warehouses is therefore minimised. Due to increasing traffic congestion in continental Europe, M-real is investigating the feasibility of using the same transport method for deliveries from mills in Finland and Sweden.

The proper lashing and securing of cargo is also important. M-real aims to minimise accidents by securing cargo in the correct way.

Mill improvements 2004

Effluent treatment ■ A new biological effluent treatment plant was taken into operation at Husum mill in September. The new plant treats all process effluents from the pulp and paper mills, considerably reducing discharges. The investment will also have an impact on the environmental performance of the whole M-real Corporation by reducing the company's emissions causing eutrophication by an estimated 20 per cent.



Effluent treatment plant extensions, consisting of moving bed bioreactors, were taken into use at Stockstadt and Kyro. The system at Kyro is complemented by tertiary chemical treatment. The new equipment has been operating extremely well, with the investment at Kyro ending persistent operating problems at the old effluent treatment plant.

At Wifsta, a new treatment system has considerably reduced the effluent load to sea. After mechanical sedimentation at the mill, effluent undergoes further treatment at SCA Östrand pulp mill's biological effluent treatment plant.

Energy efficiency ■ Kirkniemi has made improvements in the mill's pressurised air system, reducing energy losses by 20 per cent. In addition, the heat recovery units on paper machine 1 were renewed, making much more efficient use of process steam.

At Äänekoski Board, the new board machine's drying section has decreased specific steam consumption by 15 per cent. Tako Board has also gained substantial savings in steam consumption with new and more efficient heat exchangers on board machines 2 and 3.

Joutseno BCTMP has made considerable savings in natural gas consumption by improving the control and use of the mill's own steam resources. Within two years, the consumption of natural gas has dropped over 20 per cent, with more savings expected in the future.

Comprehensive energy efficiency audits were conducted at Gohrsmühle and Reflex mills. The target is that energy efficiency audits are made in every M-real mill by end December 2006.

Material recovery and recycling ■ Recovery of raw materials was enhanced at several mills. Tako Board's new fibre recovery system is expected to halve the mill's fibre sludge. The finance arrangements were similar to an Energy Service Company (ESCO) concept, where an external service provider makes the investment and is repaid through the mill's financial savings. The new fibre recovery system at Kemiart Liners has enabled the mill to reuse half of its waste pigment, previously landfilled, and Stockstadt is now able to recycle up to 6–7 tonnes per day of fibre, filler and pigment back into paper production.

New Thames has been developing a new type of construction board which utilises the mills de-inked sludge as one of its main components. In November, Salvtech – the company working with M-real New Thames – was given an "Innovation, Environmentally Friendly Product of the Year" award by a local technology development organisation.

Tako Carton's Järvenpää plant has re-arranged and improved its waste management by, for example, starting to recycle plastic waste and collecting clean combustible waste. Landfilled waste is expected to decrease by up to 60 per cent.

Air emissions ■ Lielahti CTMP mill's power plant now uses natural gas as its main fuel, replacing bark, heavy fuel oil and sludge. This will increase the plant's carbon dioxide emissions but has stopped almost all emissions of sulphur dioxide and particles to air. Biberist has arranged to buy excess steam from the nearby waste incineration plant, instead of using natural gas to generate it at the mill, thereby cutting the mill's carbon dioxide emissions by about 50 000 tonnes per year.

Noise ■ Kirkniemi has started an extensive noise reduction programme which includes over 20 mill installations or modifications aimed at reducing noise levels in nearby residential areas. Kyro Board has continued its on-going noise reduction programme with minor installations. Äänekoski Paper and Board have carried out an extensive noise survey, which showed that there was no need for further actions.

Managing environmental risks ■ Äänekoski Board has extended the mill's automation system to include the unloading of chemicals. The system will check that all storage tank valves and hatches are at the right position before unloading, thus minimising the possibility of accidental releases. At Alizay, the new plant for manufacturing chlorine dioxide, used in pulp bleaching, considerably reduces environmental risks by utilising methanol instead of sulphur dioxide.

Environmental expenditure

■ Environmental expenditure is reported according to the EU Commission's "Recommendation of May 2001 on the recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies." It comprises the specifiable expenses of environmental protection measures aimed primarily at combating, remedying or alleviating environmental damage.

The changes in environmental expenditure compared with the previous year are mainly explained by the divestment of Metsä Tissue. Total expenses decreased by 14 per cent. The effect of Metsä Tissue on total costs was –13 per cent. The effect of Metsä Tissue on book value was –3 per cent but as a whole, book value increased by 20 per cent. The increases were clearly higher in comparison with the previous year, 59 million euros in 2004 compared with 9 million euros in 2003. The largest investment was the construction of a biological treatment plant at Husum. Further major investments in waste water treatment included measures carried out at Hallein and Kyro.

Profit and loss account

euro million	2004	2003
Materials and services	25.9	27.3
Employee costs		
Wages and fees	6.5	7.4
Other social expenses	1.9	2.6
Depreciation	16.6	16.7
Other operating expenses	16.1	24.1
Total	**67.0**	**78.1**

Balance sheet

Tangible assets		
Environmental protection equipment		
Acquisition costs, 1 Jan	443.3	435.0
Increases (+)	58.7	8.6
Decreases (–)	–12.0	0.0
Accumulated depreciation, 31 Dec (–)	–277.2	–266.9
Book value 31 Dec	212.8	176.7
Provisions		
Provisions for accidents and environmental liabilities	6.9	7.2

Notes to the accounts

Contingent environmental liabilities	0.7	0.9

Carbon dioxide emissions

Paper, board and pulp production requires a considerable amount of energy in various forms. Electricity is needed for the motors that drive pumps, grinders, compressors, fans, etc.; heat in the form of steam and hot water is needed for drying; and gas is also needed for drying. M-real works continuously to improve the efficiency of its energy production and of its use of energy at the mills, and is therefore able to minimise costs and environmental impacts.

Total Energy (see page 31) consumption of M-real is approximately 35 TWh per year. About 61 per cent of the fuel used for energy production at M-real mills is biomass.

Power is co-generated at combined heat and power plants located at the mills, with the share of co-generated power at M-real being as high as 56 per cent.

Emissions trading M-real finalised its climate strategy, including guidelines for actions to combat climate change, in early 2004. In line with this strategy, investments aimed at increasing the proportion of carbon dioxide (CO_2) neutral energy sources commenced at Hallein and Biberist. These investments in energy production and supplies by M-real and its partners will achieve a reduction of about 89 000 tonnes/year in carbon dioxide emissions by mid-2006. Further CO_2 neutral power plant projects are being developed.

During 2004, M-real also continued to prepare for the EU Emissions Trading Scheme which started on 1 January 2005. The necessary processes for obtaining licenses for emitting CO_2 and for obtaining CO_2 allowances have been followed. Most of the existing systems and processes for monitoring CO_2 emissions at each mill were already being documented in accordance with the requirements of the respective national authorities. M-real is also defining its policies for internal and external emissions trading. If mills have surplus emission allowances, the first option will be to sell any surplus to mills having a deficit. The aim is to minimise external trade.

The EU Emissions Trading Scheme will result in various additional costs for M-real. Direct costs include administrative processes (CO_2 emissions monitoring, verification, etc.) and the probable need to buy some allowances from the market. Indirect costs will result from increased power and fuel (biomass) prices, although the exact increase caused by the Emissions Trading Scheme cannot be quantified.

Actions The construction of a new biomass combined heat and power (CHP) plant at Hallein mill, Austria, started in mid-2004. It will be taken in operation by mid-2006. With the new biomass CHP plant, sludge, bark and other residuals can be utilised for local energy production. Additional biomass in the form of logging residues will be procured for energy production at the CHP plant, thereby reducing CO_2 emissions by 39 000 tonnes per year at the mill's existing power plant, fired by fossil fuel – natural gas.

The output of the new CHP plant will be 5 MW of "green" electricity to the grid and 21 MW of process heat, in the form of steam, to Hallein mill. In addition, a local district heating partner is investing in the extraction of up to 3 MW of heat from the flue gases of the CHP plant for delivery to the local district heating network.

Comprehensive energy efficiency audits were conducted at Gohrsmühle and Reflex mills. Such audits typically lead to several concrete energy-saving actions and investment projects. The implementation of these investment projects will continue and audits at Finnish mills will be updated when necessary. During 2005, energy efficiency audits will be conducted at the mills in Sweden and France. The target is that energy efficiency audits will be made at every M-real mill by end 2006.

Materials balance

■ M-real's materials balance illustrates the material and energy flows to and from the company. The main raw material is wood. Pigments, such as kaolin and calcium carbonate, are used as fillers and coating materials in papermaking. The process water is purified and re-used in the mills' water circulation systems. The materials balance only includes the carbon dioxide originating from the burning of fossil fuels. Materials balance calculation limits are explained in Reporting principles, pages 46 and 47.


EMISSIONS INTO AIR (t)
○ Particulates 1 653
○ Carbon dioxide (CO_2) 2 708 290
○ Sulphur (as SO_2) 4 967
○ Nitrogen oxides (as NO_2) 7 909
FIBRE RAW MATERIAL
• Wood (1 000 m³) 14 268
• Chemical pulp (1 000 t) 523
• Recovered paper (1 000 t) 164
OTHER RAW MATERIALS
• Pigments (1 000 t) 1 759
• Binders (1 000 t) 308
ENERGY
• Fuel, excluding wood-based (GWh) 12 393
• Electricity (GWh) 2 939
PROCESS WATER (1 000 m³) 189 244
PRODUCTION (1 000 t)
○ Chemical pulp and CTMP 2 780
○ Paper 4 073
○ Board 1 215
○ Sales by merchants 1 309
DISCHARGES INTO WATER (t)
• Chemical oxygen demand (COD) 58 545
• Biological oxygen demand (BOD) 9 598
• Phosphorus 132
• Nitrogen 1 022
• Total suspended solids 4 105
WASTE (t)
• Landfill waste 82 521
• Hazardous waste 2 903

Pulp ■ M-real consumes approximately 3.6 million tonnes per year of various types of pulp, with chemical pulp accounting for some 75 per cent of the total. Of M-real's twenty-one mills that produce pulp, paper or board, nine are integrated chemical/mechanical pulp and paper mills and two produce only pulp. One of M-real's mill produces recycled pulp in its deinking plant. Because Botnia is 47 per cent owned by M-real and a major pulp supplier to the company, the mill table on pages 48–49 and the data in the Pulps graph below include an equivalent proportion of Botnia's figures. M-real also purchases pulp from other suppliers.

Pulp suppliers are required to report annually on their environmental performance, including wood origin and chain-of-custody management systems.

The bleaching processes used by M-real's pulp mills are elemental chlorine-free (ECF) or totally chlorine-free (TCF). No chlorine gas is used. From an environmental point of view, the differences between these processes are very small.


Recycled paper 164 000 tonnes
Purchased pulp 523 000 tonnes
Internally distributed pulp 1 395 000 tonnes
Market pulp 361 000 tonnes
Pulp produced and used in integrated mills 1 709 000 tonnes

Energy

The divestment of Metsä Tissue in January 2004 had a major influence on M-real's production structure. To demonstrate how this change affected energy consumption at mill level, some of the figures, where indicated, exclude Metsä Tissue.

In 2004, M-real's Total Energy (see page 31) usage decreased by 4.5 per cent in comparison with 2003. During the same period, production increased by 2.1 per cent. Excluding Metsä Tissue, Total Energy consumption increased by 3.8 per cent, while production increased by 8.6 per cent. Total Energy consumption per tonne of production decreased by 6.5 per cent. This reduction is mainly and equally explained by better energy efficiency at the mills and a less energy-consuming production structure. M-real's production structure became 2.7 per cent less energy intensive (energy per tonne) when tissue paper production was divested.

The reduction in Total Energy is mainly seen in the figures for fossil fuel consumption in on-site energy production and in the consumption of purchased electricity. These declined by 8.4 per cent and 10 per cent respectively. The divestment of Metsä Tissue had a major influence on these results. Excluding Metsä Tissue, consumption of fossil fuels increased by 1.5 per cent and consumption of purchased electricity increased by 11 per cent. The increase in purchased electricity implies a return to the normal situation. In the previous year, market prices for electricity were exceptionally high in the Nordic countries and M-real's own electricity production accounted for a larger than

Change in energy usage 2003–2004

	2004 GWh/a	2004 MWh/t	Total change* %	Volume change %	Struct. change %	Technol. change %	2003 GWh/a	2003 MWh/t
Use of wood-based fuels	17 100	2.1	0.7	2.1	3.0	-4.4	16 987	2.1
Use of fossil fuels	10 992	1.4	-8.4	2.1	-6.1	-4.4	11 999	1.5
Purchased electricity	2 939	0.4	-10.1	2.1	-11.5	-0.6	3 268	0.4
Total Energy	35 244	4.4	-4.5	2.1	-2.7	-3.9	36 907	4.7

* Total change of energy usage = production volume change + production structure change + technological change.

Total Energy per tonne of production 1997–2004



105
100
95
90
97 98 99 00 01 02 03 04
Total Energy
Influence of production structure
Influence of technology

The influence of production structure on Total Energy 1997–2004



120
110
100
90
80
97 98 99 00 01 02 03 04
Total Energy
Wood-based fuels
Fossil fuels
Purchased electricity

The influence of technology on Total Energy 1997–2004



120
110
100
90
80
70
97 98 99 00 01 02 03 04
Total Energy
Wood-based fuels
Fossil fuels
Purchased electricity

usual share of total consumption. The change in the consumption of wood-based fuels was very small (+0.7%).

Wood-based fuels accounted for 50 per cent of Total Energy (48% in 2003). This change was totally explained by the divestment of Metsä Tissue. The share of wood-based fuels increased to 61 per cent (59% in 2003) of all fuels used.

Energy production ■ On-site energy production accounted for 100 per cent of heat and 56 per cent (54% in 2003) of electricity consumed in production processes. Energy production efficiency decreased slightly, having a potential effect of +0.5 per cent on fuel consumption. Excluding Metsä Tissue, heat production increased by 1.0 per cent and the change in electricity production was zero. The electricity required by an increase in production volume, was satisfied by additional purchase (+11%). Natural gas, including liquefied petroleum gas (LPG) was the most important fossil fuel, accounting for 66 per cent (63% in 2003) of all fossil fuels and 26 per cent (26% in 2003) of all fuels. Overall, the use of fuels decreased by 3.1 per cent, with the use of fossil fuels decreasing by 8.4 per cent. Carbon dioxide emissions decreased by 10 per cent. Excluding Metsä Tissue, carbon dioxide emissions increased by 1.4 per cent and the use of fossil fuels by 1.5 per cent.

Energy efficiency of processes ■ Energy efficiency of pulp and paper production processes improved in 2004, decreasing the consumption of heat (-5.4%), electricity (-3.9%) and process fuels (-0.0%). The production structure became less energy intensive, with two thirds of this change being the result of the divestment of Metsä Tissue.

As a whole, electricity consumption decreased by 5.4 per cent. The divestment of Metsä Tissue meant that M-real's production volume was lower (-6.0% effect on electricity consumption) and its production structure less electricity intensive (-3.4%).

Total Energy, fuels used, 2001–2004

	2004 GWh/	2004 %	2003 %	2002 %	2001 %
Wood-based	17 716	50	48	46	45
Natural gas	7 710	22	22	22	21
Coal	2 870	8	9	9	10
Nuclear power	2 775	8	8	9	9
Hydropower	2 056	6	6	6	6
Peat	939	3	4	4	3
Oil	1 179	3	3	4	5
Total	**35 244**				

Purchased electricity 2004


Wood-based fuels
Natural gas
Oil
Peat
Coal
Hydropower
Nuclear

On-site fuels used 2004

White areas refer to operations that are not in the ownership of M-real (see figure on page 47).


Coal
Peat
Oil
Wood-based fuels
Natural gas

Emissions

The divestment of Metsä Tissue in January 2004 had a major influence on M-real's production structure. To demonstrate how this change affected emissions at mill level, some of the figures, where indicated, exclude Metsä Tissue.

In comparison with the previous year, Total Emissions (see page 34) decreased by 7.4 per cent while production increased by 2.1 per cent. The reduction in Total Emissions was mainly due to reductions in landfill waste (–2.1% effect on Total Emissions), chemical oxygen demand (–1.8%) and carbon dioxide (–1.2%).

Excluding Metsä Tissue, Total Emissions increased by 1.1 per cent and production increased by 8.6 per cent. The divestment of Metsä Tissue decreased Total Emissions per tonne of production by 2.6 per cent, making M-real's production slightly less emission-intensive. The effect of the divestment on landfill waste was –52 per cent and on carbon dioxide emissions –12 per cent. The effect on production volume was –6.0 per cent.

Total Emissions per tonne of production decreased by 9.3 per cent. Reduced emissions per tonne of production at mill level explain the major part (–6.1%) of this change. The effect of change in production structure was smaller (–3.4%).

Total Emissions per tonne of production 1995–2004


160
130
100
70
95 96 97 98 99 00 01 02 03 04
Greenhouse effect emissions
Acidifying emissions
Eutrophying emissions
Total Emissions

Greenhouse effect Carbon dioxide emissions decreased by 10 per cent. The divestment of Metsä Tissue largely explains this change. If Metsä Tissue is excluded, the change was +1.4 per cent. Carbon emissions per tonne of production decreased by 5.3 per cent

Influence of technology 1995–2004


140
120
100
80
60
95 96 97 98 99 00 01 02 03 04
Greenhouse effect emissions
Acidifying emissions
Eutrophying emissions
Total Emissions

Influence of production structure 1995–2004


150
125
100
75
95 96 97 98 99 00 01 02 03 04
Greenhouse effect emissions
Acidifying emissions
Eutrophying emissions
Total Emissions

Total Emissions 1995–2004


250
200
150
100
95 96 97 98 99 00 01 02 03 04
Production
Total Emissions
Influence of production structure
Influence of technology

Eco-efficiency 1995–2004


180
160
140
120
100
80
60
95 96 97 98 99 00 01 02 03 04
Eco-efficiency
Added value per tonne of production
Emissions per tonne of production

at mill level. This includes the effect of increased use of purchased electricity, which also reduces emissions at mill level. Its potential effect was -2.2 per cent, while -3.0 per cent is explained by changes in energy consumption of production processes, efficiency of energy production, share of bio-fuel and distribution of fossil fuels.

Acidification ■ Emissions causing acidification (NO_X and sulphur) decreased by 3.8 per cent. If Metsä Tissue is excluded, the difference between the figures for the reporting year and the previous year is only 4.5 per cent, indicating that M-real mills had improved their performance while also increasing production by 8.6 percent. At mill level, emissions per tonne of production decreased by 3.8 per cent. The change in production structure had a smaller effect (-2.2%). The reduction in acidifying emissions was dominated by sulphur, which decreased by 10 per cent.

Eutrophication ■ Emissions causing eutrophication decreased by 11 per cent. Excluding Metsä Tissue, the change was -7.3 per cent, implying Metsä Tissue's smaller effect on emissions to water in comparison with air emissions. The change in M-real's production structure contributed to an increase in emissions causing eutrophication (+0.8%). On the other hand, technological improvements at mills caused a reduction of 14 per cent in emissions. The total reduction of 11 per cent in emissions causing eutrophication was mainly (-5.8%) because of the 15 per cent reduction in nitrogen emissions. This reduction in nitrogen emissions was achieved mainly (-17%) by Alizay and Kyro mills, when they solved the previous year's waste water treatment problems.

Chemical oxygen demand (COD) ■ COD emissions decreased by 9.4 per cent. Only a fifth of this is explained by the divestment of Metsä Tissue. The divestment changed the production structure, making it more COD intensive and potentially increasing COD emissions per tonne of production by 4.6 per cent. On the mill level, technological changes decreased COD emissions by 13 per cent, with the largest contributors to this change being Husum, Kyro and Botnia Kemi.

Landfill waste ■ Landfill waste decreased by 55 per cent. The reduction was mainly in waste from the paper recycling process and resulted from the divestment of Metsä Tissue.

Change in emissions, 2003–2004

	2004 t	Total change %	Volume change %	Structr. change %	Technol. change %	2003 t
Total Emissions (SO_2 eqv.)	46 905	-7.4	2.1	-3.4	-6.1	50 638
Greenhouse effect (CO_2 eqv.)	2 708 290	-10.4	2.1	-7.2	-5.3	3 023 341
Acidification (SO_2 eqv.)	10 504	-3.8	2.1	-2.2	-3.8	10 923
Eutrophication (P eqv.)	392	-11.3	2.1	0.8	-14.2	442
Particulates	1653	6.8	2.1	0.7	4.0	1 548
Carbon dioxide (CO_2 eqv.)	2 708 290	-10.4	2.1	-7.2	-5.3	3 023 341
Sulphur (as SO_2)	4 967	-10.3	2.1	-4.5	-7.9	5 536
Nitrogen oxides (as NO_2)	7 909	2.8	2.1	0.1	0.5	7 696
Chemical oxygen demand (COD)	58 545	-9.4	2.1	1.9	-13.3	64 601
Biological oxygen demand (BOD)	9 598	-20.1	2.1	2.5	-24.7	12 011
Phosphorus	132	-3.1	2.1	-1.9	-3.3	136
Nitrogen	1 022	-15.1	2.1	1.9	-19.2	1 204
Total solids	4 105	-29.8	2.1	2.1	-34.0	5 850
Landfill waste	82 521	-55.2	2.1	-49.2	-8.1	184 002
Hazardous waste	2 903	-5.9	2.1	-11.6	3.6	3 086

* Total change in emissions = production volume change + production structure change + technological change.

Non-compliance and liabilities

Non-compliance ■ Permit levels for effluent discharges were exceeded in 2004 at Alizay, Hallein, Kyro, Lielahti and Tako Board. Exceedings were mostly short term and emissions have returned to normal levels at all mills. An extended effluent treatment plant was taken into use at Kyro, ending persistent operating problems at the old plant. At Alizay, the effluent temperature continuously exceeds the permit limit. Permit levels for air emissions were exceeded at Husum and Alizay pulp mills. Corrective actions are in progress in both cases. Permit levels for noise were exceeded at Reflex.

M-real liabilities at industrial sites

	Location, municipality	Cause of contamination	Actions taken	Actions still needed
Closed down plants	Böle sawmill, Teuva, Finland	chlorinated phenols and residual dioxin	composted, soil taken to landfill	inspection of residual contamination
	Ukkola sawmill, Eno, Finland	chlorinated phenols and residual dioxin	inspected	further inspections, possible clean-up
	Kolho sawmill, Vilppula, Finland	chlorinated phenols and residual dioxin	inspected, soil temporarily stored on mill site	treatment or final deposition of contaminated soil
	Riihivuori sawmill, Suolahti, Finland	chlorinated phenols and residual dioxin	composted, soil taken to landfill	inspection of residual contamination
	Toras sawmill, Jyväskylä, Finland	chlorinated phenols and residual dioxin	composted, some soil stored on mill site	final deposition of composted soil
	Vääksy sawmill, Asikkala, Finland	chlorinated phenols and residual dioxin	partly composted, soil temporarily stored on mill site	treatment or final deposition of contaminated soil
	Ylä-Savo sawmill, Iisalmi, Finland	chlorinated phenols and residual dioxin	composted, soil temporarily stored on landfill site	final deposition of composted soil
	Mänttä pulp mill, Mänttä, Finland	oil, heavy metals, PCB	inspected	further inspections, possible actions in conjunction with building work
	Silverdalen paper mill, Silverdalen, Sweden	oil	inspected and cleaned-up	no further actions
Decommisioned landfill sites	Loila landfill site, Vilppula, Finland	mixed waste	inspected and landscaped	follow-up in progress
	Mill site landfill, Mänttä, Finland	bark and paper waste	inspected and landscaped	follow-up in progress
	Svensmåla landfill, Silverdalen, Sweden	fibre sludge	inspected, landscaping planned	landscaping
Leased or sold industrial sites	Kolho impregnation plant, Vilppula, Finland	creosote oil, salt impregnating agent	inspected and partly cleaned up	clean-up to be continued
	Kyrö sawmill, Karinainen, Finland	chlorinated phenols and residual dioxin	composted, soil taken to landfill	further inspections, possible actions in conjunction with building work
	Metsä-Saimaa sawmill, Lappeenranta, Finland	chlorinated phenols and residual dioxin	inspected	further inspections, possible actions in conjunction with building work

The table sets out responsibilities that still belong to M-real after the company closed down operations on the sites.



SOCIAL RESPONSIBILITY

Human resources and social performance and indicators

Human resources

The success of M-real is based on skilled, globally-spread personnel, and responsible and effective business operations. During 2004, M-real's human resources strategy was focused on developing core competencies and management resources and strengthening the management system. Creating a uniform corporate culture and an efficient individual performance development process are some of the key targets.

Since 2001, M-real employees have been working in a new and bigger company where many different cultures are represented. This requires flexibility and adaptability on the part of personnel. To integrate the various corporate and national cultures represented within the company, M-real started a process of defining company values in 2001. The M-real Vision and Values (ViVa) roll-out took place during 2003 in the form of local training sessions. Local units made ViVa development plans for 2004 and based their actions on the plan.

M-real Group personnel, 31 December 2002–2004*

	2004	2003	2002	Net employment creation in 2004
Finland	4 912	5 835	5 941	-923
Germany	2 873	4 148	4 543	-1 275
United Kingdom	1 832	1 875	2 002	-43
Sweden	1 691	2 334	2 518	-643
Austria	872	871	881	1
France	824	884	894	-60
Switzerland	570	577	581	-7
Hungary	543	575	573	-32
Belgium	392	407	410	-15
The Netherlands	342	361	353	-19
Poland	169	795	844	-626
Other countries	940	974	783	-34
Total	**15 960**	**19 636**	**20 323**	**-3 676****

* Head count includes 47 per cent of Botnia's employees.
** Influence of acquisitions and divestments in 2004 is -3 260.

Focusing on personal and business performance At the heart of M-real's performance management process are "Performance Makes the Difference" (PMD) performance review discussions, which have a uniform format throughout the company. Both management and employees have annual PMD discussions focused on both individual and business performance. The process provides a chance to set clear and challenging goals, to undertake development planning and to provide on-the-job coaching. The implementation and training of the PMD discussion procedure was completed in 2003 for all managers and white-collar employees. In 2004, the documented PMD discussion rate was 79.9 per cent.

A balanced scorecard approach, including job-specific performance profiles, has now been incorporated into M-real's competence framework. This tool is designed for the development of the whole organisation and is applied in individual PMD discussions. The four main perspectives, based on the balanced scorecard, are customer orientation, drive for results, efficiency, and leadership and cooperation.

During 2004, the systematic development of the local HR units was started, based on best practices and focusing on enhancing and unifying HR processes, working procedures and tools e.g. common planning forms.

M-real Group personnel by country, 31 December 2004*


Other countries
Finland
Poland
The Netherlands
Belgium
Hungary
Switzerland
Germany
France
Austria
Sweden
United Kingdom

* Head count includes 47 per cent of Botnia's employees.

M-real international assignments by target country


Other countries
USA
Singapore
Russia
Finland
Spain
Cyprus
Australia
Austria
Hong Kong
France
China
Belgium
Hungary
United Kingdom
Germany
The Netherlands

The corporate level HR indicators, together with data flow, were extended in order to support performance development and implementation of the HR strategy. Many indicators have existed in internal reporting for years and some also in external reporting. Additional corporate level HR indicators were defined during 2004. The calculation principles of all HR indicators were unified to ensure the reliability of reporting. Where relevant, some of the indicators were connected to the action planning process. Most of the data is derived from human resources management and financial IT databases.

Managing and developing human resources ■ M-real's human resources information management system – HUMA – provides a common tool for HR management and competence development in M-real. It is a source of uniform data for various HR processes, such as HR reporting and storing internal contact information.

The use of HUMA is currently limited to HR professionals. As HR processes are developed further to meet business needs, HUMA will be adjusted to also respond to these needs, e.g. simplified access for managers to personnel information stored and managed in the HUMA system. One of the targets in the near future is to develop an electronic competence evaluation tool.

HUMA was implemented during 2004 in Switzerland, Austria and Germany, as well as in the Map Merchant Group companies. The system had previously been introduced in Finland, the United Kingdom, Sweden and M-real's sales companies. Countries where HUMA is not yet in use include France, Belgium and Hungary.

At the end of 2004, the total number of M-real Group employees was 15 960. Of this, blue-collar workers accounted for 59.6 per cent. The average age of all employees was 43.5 years, with the highest average being in Finland (45.8) and the lowest in Poland (37.8). The average years of service was 15.7. As part of the scheme for sharing best practices and knowledge within the organisation, approximately 100 employees, representing 14 nationalities, were on international assignment in M-real units in 18 different countries.

	Average age of employees	Gender ratio (%) male / female	Employment contract (%) permanent / fixed-term
Finland	45.8	78 / 22	93 / 7
Germany	43.6	88 / 12	97 / 3
United Kingdom	42.7	83 / 17	99 / 1
Sweden	45.6	81 / 19	96 / 4
Austria	41.9	89 / 11	96 / 4
France	42.5	82 / 18	95 / 5
Switzerland	42.2	87 / 13	100 / 0
Hungary	38.2	66 / 34	100 / 0
Belgium	39.2	77 / 23	100 / 0
The Netherlands	43.2	73 / 27	99 / 1
Poland	37.8	51 / 49	91 / 9
Other countries	39.8	56 / 44	98 / 2
Total M-real Group	**43.5**	**80 / 20**	**96 / 4**

	2004	2003	2002
Turnover/employee (euro)*	331 129	296 700	323 200
Training days / employee	2.8	2.5	1.6
Training costs / employee (euro)* **	543	476	440
Employee turnover rate (%)	4.5	8.3	6.7

* Figures include 47 per cent of Botnia's personnel and accounts.
** Without salaries/wages.

Personnel, average


25 000
20 000
15 000
10 000
5 000
00
01
02
03
04

■ Includes 47 per cent of Botnia's employees.

Age distribution 31 December 2004


%
12
8
4
<21
21-25
26-30
31-35
36-40
41-45
46-50
51-55
56-60
60<

Years served 31 December 2004


%
25
20
15
10
5
<1
1-5
6-10
11-20
21-30
30<

European Works Council

■ The establishment of the European Works Council (EWC) in 2001 has resulted in a significant improvement in communications between M-real's management and employees. The EWC also facilitates exchange of experience between the production units in various countries.

EWC representatives are chosen according to the number of employees in each country. At the moment, there are 26 participants from nine countries. EWC representatives act as "ambassadors", discussing current local issues on the EWC's agenda and sharing information with colleagues in their own countries.

The general meetings of the EWC are held twice a year, one in Helsinki and the other in one of M-real's European production locations. A Working Committee, which convenes four times a year, organises the major EWC meetings and also stays in contact with M-real management throughout the year.



In focus: Henry Heiniö, Chairman of M-real's EWC

■ M-real's European Works Council (EWC) meetings are chaired by Henry Heiniö, an employee representative from Wifsta mill in Sweden. In this interview, he talks about the role of the EWC in M-real.

Why is the EWC needed? ■ The EWC is the only global forum where management and employees really meet and where questions from the shop floor are answered.

EWC representatives have different cultural backgrounds. How does this affect the Council's work? ■ The more time we spend working together, the more we learn from each other. We must accept the fact that we are all different and adopt the best practices from each country.

What issues have been on the EWC's agenda? ■ In 2004, themes in focus included M-real's reorganisation, the company's economic situation, IT related issues and the deal between M-real and IBM. Corporate responsibility, health and safety issues, vision and values, human resources projects and training issues are always on the agenda.

How will the EWC's work continue in 2005? ■ We will continue with the same focus as in 2004, and to help the EWC adapt to M-real's new organisation, we will invite representatives from all the business areas to tell us about their restructuring.

How do you ensure that every employee is informed and heard? ■ The ways of communicating with employees about the EWC's work vary at different units. One way, for example, is to have open forums where employees hear what has been discussed and can also raise issues to be discussed at future EWC meetings. I also encourage my colleagues to contact me directly if there is something they think should be taken up at an EWC meeting.

Has the EWC managed to create an open dialogue between employees and management? ■ I would say that we are getting there step by step. The issues brought up at the EWC have become more practical and employees are raising more and more questions. I feel that management has also become more open and is not concealing information from us. However, openness is something that we will have to improve continuously – on both sides.

What are the main challenges for the EWC in the future? ■ I think our main challenge is to enhance communication between management and employees throughout the whole organisation.

Occupational safety and well-being (OSW)

■ In line with its corporate values and principles of social responsibility, M-real is committed to promoting the occupational health, safety and well-being of its employees. M-real complies with legislation and agreements made with various stakeholders concerning safety and health at work and aims to be one of the leading companies promoting occupational safety and well-being.

The Corporate Executive Board approved M-real's Corporate Policy on Occupational Safety and Well-being (see inside front cover) in December 2004. According to this, all work accidents and occupational diseases are preventable. The target, therefore, is to minimise the incidence of work accidents and occupational diseases, the ultimate goal being total prevention. At M-real, only safe work practices and a safe work environment are acceptable.

OSW organisation ■ To support the implementation of occupational health and safety and employee well-being, a new corporate level OSW unit was established in March, 2004. The main task of the unit is to develop and coordinate programmes to reduce the incidence of work accidents and occupational diseases and to improve well-being at work.

Managers of individual units and business areas are responsible for safety and health at work. Continuous improvement, however, is the joint responsibility of managers and employees.

A network of country coordinators on occupational safety and well-being was established in 2004. The tasks of the coordinators include monitoring national legislation in their respective countries; collecting OSW indicators from the units; transferring information between the mills on such issues as best practices and safety alerts; reporting on relevant activities and projects taking place at the mills and business units; and supporting local implementation of corporate OSW projects.


WELL-BEING
Meaningful work
Possibility of good performance
Near misses
Work-related symptoms
Minor accidents
ORGANISATION OF WORK
Level of management of hazards, disturbances and risk behaviour
Diminished ability to work
Severe accidents
Sickness absenteeism
SAFETY
HEALTH

Proper management of work-related hazards, disturbances and non-conformities contributes to better safety, health and well-being at work.

OSW strategy ■ Safety and well-being at work will be enhanced by setting annual targets and formulating action plans, as well as allocating the necessary resources for their achievement.

The indicators reflecting working conditions and a transparent reporting system have been established. These, together with audits of the occupational safety and well-being management systems, lead to corrective actions where necessary.

In 2004, occupational safety management system audits were completed in all production units. One of the key findings was a clear correlation between the results of the audits and the safety statistics. The audit tool will be developed to become more sensitive to the differences in OSW management systems and to also cover occupational health issues.

In 2005, occupational safety targets will be established for all production units and action plans will be formulated to help them achieve these targets. The targets will be summarised to form M-real's corporate target for occupational safety in 2005. Sickness absenteeism will be reduced by enhancing return-to-work (RTW) support in the units. The target is to achieve an average sickness rate of 4 per cent in the near future.

To help prevent severe and fatal accidents at work, even minor accidents and near-misses are recognised and reported and their causes analysed. Sickness absenteeism and related incidents, such as permanent disability, are minimised by tackling the reasons for work-related ill-health. While safe working environments are conducive to physical, mental and social health, well-being at work also calls for meaningful work and opportunities, which allow individuals to achieve their full potential.

Occupational safety and well-being 2002–2004

	2004	2003	2002
Sickness absenteeism (%)	4.7	5.0	5.4
Work injury absenteeism (%)	0.3	0.3	0.4
Lost time accident frequency rate (per million worked hours)	19.0	18.7	–
Lost day frequency rate (per million worked hours)	304	323	–
Reported near misses (per 100 employees, production units only)	13.0	10.0	–

Sickness and work injury absenteeism 2002–2004


%
5
4
3
2
1
02
03
04
04
Total accident hours / Total worked hours (%)
Total illness hours / Total worked hours (%)
Total accident hours / Potential regular working time (%)
Total illness hours / Potential regular working time (%)

Indicators for occupational safety and well-being In 2004, there were no fatal work accidents involving M-real employees or contractors' employees on M-real's premises.

The frequency rate of work accidents resulting in one or more days of disability i.e. Lost Time Accidents (LTAs) increased slightly compared with the previous year (19.0 accidents per million worked hours in 2004, 18.7 in 2003). Production units, however, had a better safety performance than in 2003 (LTAs decreased from 23.5 to 23.2 per million worked hours). Within the entire company, there was also a reduction in lost time caused by work accidents. In 2004, 304 days were lost per million worked hours, and 323 in 2003. These safety statistics cover 98 per cent of all M-real employees.

Near-miss recording has been encouraged and the results have improved. At the production sites, 13.0 near-miss reports were made per 100 employees in 2004, compared with 10.0 during the previous year.

Absenteeism caused by illness was 4.7 per cent of the potential regular working time. The rate was slightly lower in comparison with those of previous years. In addition to this, sickness absenteeism caused by work accidents was 0.3 per cent, as in 2003.

Competence development

■ To enhance the competitive position of the company, M-real needs innovative and committed people with the right know-how. Competence development, therefore, is an important part of M-real's human resource management.

M-real employees have individual training plans based on their specific development needs. These needs are identified and reviewed in appraisal discussions, which are carried out annually and according to a harmonised "Performance makes the difference" (PMD) format.

M-institute Silva, which is part of M-real and based in Tampere, Finland, trains key personnel for mills located in Finland. The two-year programme is a carefully planned combination of theoretical modules and shop floor training. M-real is also adopting this concept in its other countries of operation.


Business Training Programmes
Paper & Board Technology Training
Commercial
Papermaking Competence Programme
Technical
VISION
STRATEGY
VALUES
M-institute Silva
Executive Development
GRIP*
Differentiating by Innovativeness
Focused Programmes
M-academy - Management Training

* Growing in International Performance

Tools for personal development ■ M-real's corporate training programmes provide tools for personal development. "M-real Learning" is divided into three main categories: Management Training (M-academy), Business Training, and Paper & Board Technology Training.

- M-academy is designed for positions ranging from middle management to senior executives. The programmes are carried out in co-operation with the leading management training institutes in Europe.
- M-real Business Training is targeted mainly at sales, marketing and customer service staff and includes general business studies as well as specific courses that provide a deeper understanding of customers' businesses and processes.
- Paper & Board Technology Training is carried out as a joint effort by the Finnish forest cluster. The target is to provide engineering staff with opportunities to widen or deepen their skills.

In 2004, some 60 M-real executives participated in the M-real Executive Development Programme at IMD, Europe's leading business school; about 20 representatives of middle management took part in GRIP (M-academy, Growing in International Performance) Programme; and approximately 200 persons from sales, customer service and marketing were involved in Business Training Programmes. In addition, personnel in managerial positions at the Finnish mills took part in leadership training.

Successful recruitment based on good company image ■ To be able to recruit well-educated, capable and internationally-orientated people, M-real aims at upholding its reputation as an attractive employer.

The company cooperates with local schools to raise young people's interest in science and in pulp and paper production technology in particular. The company also participates in career fairs at universities with faculties relevant to its recruitment needs. Every year, more than 600 students work as summer trainees at M-real's mills.

M-real units are active members in their local communities

M-real's mills are active members of their local communities. Their community involvement is diverse and includes numerous activities such as:

- visits and open door events for neighbours
- environmental projects
- sponsoring and donations (including paper and board)
- art and design competitions
- cooperation with schools and universities
- cooperation with decision-makers, politicians, authorities.

Some of the activities in which M-real mills participated during 2004 are presented below, but the actual number of projects is far greater.



Visits and open door events for neighbours To maintain good contacts and to build up mutual understanding with neighbours and other stakeholders, several M-real mills invited visitors and arranged open door days. M-real Biberist, for example, has more than 2000 visitors each year, including families of employees and trainees. The mill's handmade papermaking courses are also very popular.

M-real Zanders' Gohrsmühle mill celebrated its 175th anniversary with more than 4000 current and retired employees and their families in September 2004. A wide range of activities for children and adults included mill visits, handmade papermaking and digital photo printing.

M-real Kyro also held an open house in September 2004, when local people were invited to visit the enlarged waste water treatment plant.

M-real Kirkniemi sends a "How are we doing?" questionnaire to the surrounding neighbourhood once a year and follows up the responses.

Environmental projects At employees' request, M-real's New Thames mill took its waste management scheme a step further last year by recycling all plastic cups used by employees. By November, the mill had collected 80500 cups, which were then made into the same number of pencils by recycled stationery specialists Remarkable Pencils. In turn, M-real commissioned the pencils to promote Evolve Business and Evolve Office papers, made from 100% recycled fibre. The pencils are distributed within the mill and to the local community.

Employees and the local community are involved in New Thames mill's waste management projects to reduce landfill while also raising money for charity. The mill continues to look for innovative ways to communicate M-real's commitment to corporate responsibility and to protect the environment.

Sponsoring and donations, including paper Many M-real units donate paper to local schools and pre-schools. The high quality paper and paper samples are much appreciated and put to good use by schools and art departments.

In the UK, M-real mills have been supporting the Historical Research Group of Sittingbourne with donations of paper. At the group's recent exhibition in the local library, M-real had the opportunity to tell the general public about its UK mills. The roots of M-real Sittingbourne go back as far as 1703, with the development of the town due mainly to the production of paper.

Art and design competitions M-real USA Consumer Packaging group arranged a design competition at Parsons School of Design, a higher education school, for the Spring 2004 semester. The competition, named

"Unboxed", challenged Communication Design students to create an outstanding paperboard carton for a fragrance or beauty product. The first prize winner will have his carton produced and distributed by M-real, and has already visited Finland for an educational tour of design resources and to see the paper production process at one of M-real's mills.



Cooperation with schools and universities ■ To celebrate its five year, 25 million pound investment in the mill, M-real Sittingbourne launched a Project Paint Art competition for eighty local schools. Students at primary and secondary schools and colleges were asked to design pictures inspired by paper, its production, history, uses and future, which would then be used to brighten the large walls built to eliminate draughts around the mill's new winder. The aim was also to help bring the local tradition of papermaking to life for Kent school children. Four winners of the Project Paint art competition were picked from over 250 entries from local Kent schools and their pictures have been made into stunning, 10 by 6 metre banners which now decorate the walls. The winners and regional and trade press were invited to an award ceremony at M-real Sittingbourne in November to tour the mill and see the winning artwork, and Project Paint calendars have been produced for distribution within the local community.

In Sweden, Wifsta paper mill continues to be active in its cooperation with educational institutions by sponsoring summer school pupils each year. The summer school, a joint enterprise involving Mid Sweden University, upper secondary schools and forestry companies, offers research and study opportunities to upper secondary school students during the summer weeks. The studies are aligned with projects at Mid Sweden University and have resulted in a considerable increase in pupils' interest in courses related to pulp and paper manufacturing. Wifsta also participates in the annual job fair in Sundsvall, arranged by Mid Sweden University. Other interaction with schools includes practical work experience and mill visits.

Cooperation with decision-makers, politicians and authorities ■ On 26 September 2004, M-real Stockstadt in Germany participated in the local High-Tech-Tour which takes place every year around Aschaffenburg. This nearly 50 kilometre bicycle tour aims at promoting Aschaffenburg and its surrounding communities as a high technology area. Participants visited and had a break and site tour at six locations.

During the tour's visit to M-real Stockstadt, the mill presented its biological waste water treatment plant, built in 1994 and optimised in 2004. The new pre-treatment phase, introduced in summer 2004, has significantly improved the performance of the effluent treatment process.

Participation in the High-Tech tour and the visit of the mayor and town council of Stockstadt to the mill in November, have enabled M-real Stockstadt to demonstrate its responsible attitude towards the river Main and the community of Stockstadt.



REPORTING PRINCIPLES

Reporting principles

Calculation limits of environmental data ■ When calculating emissions and energy use, the company interface is, in principle, defined in the same way as in the financial balance sheet. For example, 47 per cent of the material and energy flows of Oy Metsä-Botnia Ab (Botnia) is included. As an exception to this, the calculation limit is extended to include externally-owned energy production plants selling mainly to M-real, and waste water emissions piped through externally owned treatment plants. These extensions cause an increase of 10 per cent in M-real's total emissions and an increase of as much as 50 per cent in the emission of carbon dioxide. Detailed principles of calculation limits are as follows:

A Emissions from the production of resources and raw materials (excluding pulp and paper products) purchased within the Group are allocated to the business units that use them. The allocation of emissions is based on the economic value of the resources. The area of application is mainly energy production.

B Emissions from the production of resources purchased from outside the Group are allocated to the Group if the mill in question uses more than 50 per cent of the supplying plant's output (in value). Emissions are only calculated for purchased production, and the allocation is based on the economic value of the resource. The application area covers externally owned energy production.

C Wastes discharged into the environment via another business unit or a treatment plant that does not belong to the Group are allocated to the business unit from which they originated. Discharges from a biological treatment plant are allocated between the mills discharging effluents to the treatment plant based on the volumetric flow. COD is allocated on the basis of the soluble COD load of the untreated effluent.

D Wastes coming from outside the Group and discharged into the environment via one of the Group's treatment plants are not allocated to the Group.

Emission coefficients, as defined by M-real

	Total Emissions	Greenhouse effect	Acidification	Eutrophication
Particulates	0.5			
Carbon dioxide (CO_2)	0.002	1		
Sulphur, as SO_2	1		1	
Nitrogen oxides, as NO_2	2		0.7	0.0041
Chemical oxygen demand (COD)	0.15			
Biological oxygen demand (BOD)	0.1			0.0088
Phosphorus (P)	30			1
Nitrogen (N)	2			0.14
Suspended solids	0.1			
Landfill waste	0.01			
Hazardous waste	1			

Analysis of yearly changes and trends ■ The year on year development of emissions and energy use is analysed according to changes in production volume, changes in production structure, and technological development. It is assumed that the total change is the sum of these three changes. "Structural changes" refers to company acquisitions, divestments, installation of new production lines and changes in distribution of production volume between different product lines. "Technological developments" refers to modifications in the company's processes, internal and external purification systems and production efficiency.

Energy ■ Total Energy is expressed in terms of fuels used to produce the total energy needed. For purchased electricity, we have assumed that it is produced in a condensate power plant with an efficiency of 40 per cent. The distribution of different fuels used to produce purchased electricity is based on national averages.

Emissions ■ Emissions and their environmental impact are expressed and presented in three different ways: as eleven specific emission parameters; as the environmental impact on greenhouse effect, acidification and eutrophication; and as Total Emissions.

Specific emission parameters and their relation to environmental impact and Total Emissions are shown in the table on page 46. Because there is no commonly agreed way on how to weight individual parameters to produce a Total Emissions index, M-real uses its own defined coefficients, based on how research and political arenas assess different emissions.

Eco-efficiency ■ The eco-efficiency of the company is defined as the value added generated by the company divided by the environmental impact of the company. The value added is defined as value added by the company (wages and profits) and the environmental impact as Total Emissions of the company.

Reporting principles of Human Resources data ■ In general, the scope of consolidated HR data follows the principles of financial reporting. The consolidated performance data therefore includes M-real Corporation, the parent company, and all companies in which it holds, directly or indirectly, over 50 per cent of the voting rights, with the exception of housing and property companies.

Where indicated, the figures include 47 per cent of the accounts and personnel of Oy Metsä-Botnia Ab and its subsidiaries. Data concerning Kemiart Liners is consolidated in accordance with M-real Group's holding, i.e. 47 per cent of Kemiart Liners figures is included in the statistics for January–June 2004 and 100 per cent for July–December 2004.


Extended calculation limit
50%
Production of energy/ raw materials
50% B
Profit unit 1
Production process
Production of energy/ raw materials
A
Effluent treatment plant
Effluent treatment plant
Profit unit 2
Production process
C
D
Company limit

Data on M-real units

	Personnel				Management system			Production, 1000 t/a	
	31 Dec, 2004	ISO 9001	DS 3027	OHSAS	ISO 14001	EMAS	C-o-c	Pulp	Paper/board
Total	**15 960**							**3 286**	**5 288**
M-real	**15 231**							**2 135**	**5 288**
Äänekoski Board	194	×	×		×		×		152
Äänekoski Paper	306	×		×	×	×	×		161
Alizay	505	×			×		×	277 C	276
Biberist	551	×		×	×		×		401
Gohrsmühle	1 214	×		×	×				282
Hallein	768	×			×	×		154 C	289
Husum	1 193	×			×			695 C	633
Joutseno BCTMP	54	×			×		×	251 CTMP	
Kangas	333	×		×	×	×	×		258
Kemiart Liners	150	×	×		×				235
Kirkniemi	795	×			×		×	187 M	657
Kyro Board & Cresta	367	×			×		×		213
Lielahti	91	×			×			96 CTMP	
New Thames	295	×			×	×		90 D	159
Pont Sainte Maxence	256	×			×				116
Reflex	579	×		×	×				103
Savon Sellu	254	×			×	×		214 C	223
Simpele	449	×	×		×				217
Sittingbourne	303	×			×	×			154
Stockstadt	854	×			×			156 C	397
Tako Board	387	×	×	×	×		×	15 M	226
Wifsta	266	×			×				137
Others **									
Meulemans	241	×			×				
Petöfi	474	×	×		×				
Tako Carton	192	×			×				
Sales network	820								
Map Merchant Group	2 523								
Others	817								
Metsä-Botnia 47%	**729**							**1 151**	
Joutseno 47%		×	×	×	×		×	260 C	
Kaskinen 47%		×	×	×	×		×	198 C	
Kemi 47%		×	×	×	×		×	237 C	
Rauma 47%		×	×	×	×		×	246 C	
Äänekoski 47%		×	×	×	×		×	210 C	

** includes environmental data from Meulemans, Petöfi, Tako Carton, and Äänevoima Oy.

C-o-c	Chain-of-custody
*	as BOD_5 and BOD_7
C	Chemical pulp
CTMP	Chemi-thermomechanical pulp
D	Deinked pulp
M	Mechanical pulp

Emissions to air, t/a				Emissions to water, t/a					Waste, t/a	
Particulates	CO_2 (fossil)	SO_2	NO_X (as NO_2)	COD	BOD*	Phosphorus	Nitrogen	Total solids	Landfill waste (as dry)	Hazardous waste
1 653	**2 708 290**	**4 967**	**7 909**	**58 545**	**9 598**	**132**	**1 022**	**4 105**	**82 521**	**2 903**
1 168	**2 555 013**	**3 975**	**6 038**	**44 646**	**9 277**	**117**	**877**	**3 382**	**63 494**	**2 842**
12	6 902	13	105	417	157	0.54	4.99	84	364	13
15	10 183	19	133	300	128	0.34	3.31	61	254	15
142	42 634	778	504	3 581	126	41	208	506	1 366	485
0	156 203	4.97	85	106	11	0.60	1.48	29	28	23
18	368 438	800	512	267	66	3.80	12	88	151	104
18	115 792	87	301	4 673	186	9.00	34	381	305	79
468	104 736	714	1 245	22 658	7 637	34	103	703	41 320	860
15	33 909	4.73	86	559	6.37	0.34	4.24	7.73	76	44
0	14 505	0	6.39	197	49	0.88	7.40	45	199	34
5.03	21 386	41	208	239	26	0.88	8.63	57	254	19
2.40	335 686	1.10	323	1 509	87	1.31	27	385	1322	101
0	178 748	0.10	113	659	84	1.43	14	239	344	19
12	10 630	41	66	1 191	85	1.72	30	106	82	17
0.24	127 043	0.41	71	337	14	0.77	6.80	59	1 176	8.09
0.25	62 093	0	59	74	8.60	0.43	3.60	24	121	44
0	83 487	0	121	85	35	1.75	0	35	180	195
390	108 894	417	487	1 722	124	2.20	299	115	4 277	37
19	125 948	463	309	423	25	1.79	13	27	9 589	12
0	103 439	0.31	57	65	15	0.81	7.23	62	258	14
46	381 891	489	896	5 191	266	12	88	252	57	233
0.17	93 360	3.60	170	273	109	0.97	1.30	41	403	83
4.00	27 788	28	85	123	34	0.49	0.15	76	51	127
0.61	41 319	71	96	0	0	0	0	0	1 318	275
486	**153 277**	**992**	**1 871**	**13 899**	**322**	**15**	**145**	**723**	**19 026**	**62**
52	35 295	68	362	2 697	59	3.09	39	71	2 878	21
118	30 779	379	417	1 999	42	2.92	22	122	5 100	4.51
11	35 262	192	428	4 919	123	3.89	40	224	2 925	18
167	27 759	157	335	1 382	42	2.04	19	130	5 342	8.93
137	24 181	195	329	2904	56	2.83	25	175	2 781	8.55

Assurance statement

To the management of M-real Corporation ■ At the request of the management of M-real Corporation we have performed the procedures agreed with you and enumerated below with respect to the M-real Corporation's Corporate Responsibility Report 2004 (the Report). M-real Corporation's management has prepared the Report and is responsible for the collection and presentation of information within it. This independent assurance report should not be used on its own as a basis for interpreting M-real Corporation's performance in relation to its non-financial policies.

Scope of our work ■ There are currently no statutory requirements in Finland relating to the preparation, publication or independent review of corporate responsibility reports. Our engagement was undertaken in the framework of the International Standard on Assurance Engagements 3000 (revised) applicable to assurance engagements other than audits or reviews of historical financial information. The Global Reporting Initiative (GRI) Sustainability Reporting Guidelines 2002 has been used as one source of the criteria for the assurance of responsibility report.

The scope of our work was limited to the parts of the Report covering the areas of wood procurement, environmental performance and indicators, human resources and occupational safety and well-being.

Summary of the work performed ■ The procedures that we performed are summarised as follows:

- We assessed the data management procedures used to compile and report quantitative information presented in the Report in the areas of human resources, occupational safety and well-being and environment.
- We assessed the completeness, accuracy and comparability of information presented in the Report.

Our work consisted of interviews with responsible persons about the practises and procedures used for data generation on a corporate head office and mill site level. The assessment of the quantitative information was based on the initial numeric data delivered to us from all mill sites, as well as interviews with persons responsible for generating and consolidating such data.

Our conclusions ■ The M-real Corporation's Corporate Responsibility Report 2004 presents, in all material respects, the performance of M-real Corporation in the areas of human resources, occupational safety and well-being and the environment for the year ended 31 December 2004. The areas of the Report covered already in the previous years follow the reporting structure in due form on the areas we reviewed. The information of the Report is prepared in a sufficient and appropriate manner.

Espoo, 11 February 2005

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant, Partner

Sirpa Juutinen
Senior Manager
Sustainable Business Solutions

Contacts

Armi Temmes, Senior Vice President
Corporate Public Affairs
(armi.temmes@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94140
Fax +358 1046 94346

Anna-Karin Byström, Corporate Responsibility
Communications Manager
(anna-karin.bystrom@m-real.com)
M-real Corporate Communications
SE-890 35 HUSUM, Sweden
Tel. +46 663 18975
Fax +46 663 18976

Kristiina Honkanen, Vice President
Environmental Affairs
(kristiina.honkanen@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94950
Fax + 359 1046 94505

Kimmo Lahti-Nuuttila, Researcher
(kimmo.lahti-nuuttila@m-real.com)
M-real Corporation
Technology Centre Kirkniemi
FIN-08800 KIRKNIEMI, Finland
Tel. +358 1046 42295
Fax +358 1046 42412

Eija Martikainen, Vice President
Corporate Human Resources
Compensation & Benefits
(eija.martikainen@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 95143
Fax +358 1046 94930

Kari-Pekka Martimo, Assistant Vice President
Corporate Human Resources
Occupational Safety & Well-being
(kari-pekka.martimo@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94348
Fax +358 1046 94505

Juha Kauppila, Vice President
Corporate Human Resources
Human Resources Development
(juha.kauppila@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94520
Fax +358 1046 94505

Vesa Junes, Vice President
Corporate Risk Management
(vesa.junes@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94614
Fax +358 1046 95228

Lars Gädda, Senior Vice President
Research and Development
(lars.gadda@m-real.com)
M-real Corporation
Technology Centre Kirkniemi
FIN-08800 KIRKNIEMI, Finland
Tel. +358 1046 42483
Fax +358 1046 42412

Risto Salonen, Manager
Financial Accounting
(risto.salonen@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94734
Fax +358 1046 94327

Nina Kuulusa, Vice President
Legal Affairs
(nina.kuulusa@m-real.com)
M-real Corporation
P.O. Box 20, FIN-02020 METSÄ, Finland
Tel. +358 1046 94322
Fax +358 1046 94529

More contact information available at
www.m-real.com/contacts

GRI content Index

Core indicators	Additional indicators	Content	Pages	Report title
		Vision and strategy	1, 4–5	President's review, Corporate responsibility –practical steps forward
		Profile of the company and scope of the report	2, 3-5	M-real in a nutshell, Executive summary
		Governance structure and management systems	6–11, 48–49	Corporate Governance, M-real's commitment to corporate responsibility, Data on M-real units
		GRI content index	52	GRI content index
EC1		Net sales	2, 3, 16	M-real in a nutshell, Key performance indicators, M-real's economic impacts on society
EC3		Cost of all goods, materials and services purchased	3, 16	Key performance indicators, M-real's economic impacts on society
EC5		Total payroll and benefits (including wages, pensions, other benefits and redundancy payments)	3, 16	Key performance indicators, M-real's economic impacts on society
EC6		Distributions to providers of capital	3, 16	Key performance indicators, M-real's economic impacts on society
EC8		Total sum of all taxes paid, broken down by country	3, 16	Key performance indicators, M-real's economic impacts on society
	EC13	The organisation's indirect economic impacts	16–18	M-real's economic impacts on society, Mill investment in Kaskinen, Research and development
EN1		Total materials used, other than water	30	Materials balance
EN3		Direct energy use, segmented by primary source	30–32	Energy
EN4		Indirect energy use	30–32	Energy
	EN17	Initiatives to use renewable energy sources and to increase energy efficiency	27, 29	Mill improvements, Carbon dioxide emissions
EN5		Total water use	30	Materials balance
EN6		Location and size of land owned, leased, or managed in biodiversity-rich habitats	12–14	Wood procurement
EN7		Description of major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater and marine environments	12–14	Wood procurement
	EN23	Total amount of land owned, leased or managed for production activities or extractive use	12–14, 16	Wood procurement, M-real's economic impacts on society
	EN25–26	Impacts of activities and operations on protected and sensitive areas / Changes in natural habitats resulting from activities and operations and percentage of habitat protected or restored	12–14	Wood procurement
EN8		Greenhouse gas emissions	30, 33–34	Materials balance, Emissions
EN10		NO_x, SO_x and other significant air emissions	30, 33–34, 48–49	Materials balance, Emissions, Data on M-real units
EN11		Total amount of waste	30, 48–49	Materials balance, Data on M-real units
EN12		Significant discharges to water	30, 48–49	Materials balance, Data on M-real units
	EN31	All production, transport, import or export of waste deemed "hazardous"	30, 48–49	Materials balance, Data on M-real units
	EN33	Environmental performance of suppliers	25–26	Customer feedback
EN14		Environmental impacts of products and services	24	Life cycle of paper products
EN16		Non-compliances	35	Non-compliances and liabilities
	EN34	Environmental impacts of transportation	26	Transport
	EN35	Total environmental expenditure by type	28	Environmental expenditure
LA1		Breakdown of workforce by country, status and employment contract (permanent/fixed term)	37–38	Human resources
LA2		Net employment creation by country	37	Human resources
	LA12	Employee benefits other than those legally mandated	16	M-real's economic impacts on society
	LA13	Formal worker representation in decision making or management, including corporate governance	39	European Works Council
LA5		Practices on recording occupational accidents and diseases	iv, 40–41	Corporate policy on occupational safety and well-being, Occupational safety and well-being
LA7		Work-related injury, lost day and absentee rates	40–41	Occupational safety and well-being
	LA14	Compliance with ILO Guidelines for Occupational Health Management Systems	iv, 40–41	Corporate policy on occupational safety and well-being, Occupational safety and well-being
LA9		Average days of training per year per employee	38	Human resources
	LA17	Programmes for skills management	42	Competence development
HR1–7		Respect for human rights	iii	M-real's commitment and principles of corporate responsibility
SO1		Stakeholder engagement and community involvement	7, 43–44	Stakeholders' expectations, Community involvement
SO2		Refraining from corruption and bribery	iii	M-real's commitment and principles of corporate responsibility
	SO7	Policy and procedures for preventing anti-competitive behaviour	19	Competition investigations, litigation and M-real's competition law policy
PR1		Policy for preserving customer health and safety during use of products and services	20	Product safety
	PR6	Voluntary code compliance, product labels and awards with respect to social/environmental responsibility	25	Customer feedback
	PR8	Customer satisfaction, including results of customer satisfaction surveys	21	Customer satisfaction
	PR9	Procedures and compliance mechanisms for adherence to standards and voluntary codes related to advertising	21	Responsible advertising

Paper information

Project group

Jyrki Antikainen

Anna-Karin Byström

Kristiina Honkanen

Mari Itkonen

Juha Kauppila

Kimmo Lahti-Nuuttila

Sinikka Laiho

Eija Martikainen

Kari-Pekka Martimo

Armi Temmes

Virve Wright (Kreab)

Graphic design and layout

Kreab Oy

Perttu Eskelinen, responsible designer

Printer

Libris 2005

We welcome all feedback, questions and comments at responsibility@m-real.com.

cover



EMAS
VALIDATED INFORMATION
FIN-000042

Product	**Galerie Art Silk 250 g/m²**
Mill	**Äänekoski Paper, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (1998) EMAS (2002)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2003) based on PEFC

Share of wood from certified forests 84%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood* (%)	Certification system
Finland	93	90	PEFC
Russia, European part	7		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com

inside pages



EMAS
VALIDATED INFORMATION
FIN-000043

Product	**Galerie One Silk 115 g/m²**
Mill	**Kangas, Finland**

Environmental management

Certified environmental management system (at the mill since)

ISO 14001 (1997) EMAS (2002)

Certified chain-of-custody (at the mill since)

SMS 1003-1 (2003) based on PEFC

Share of wood from certified forests 54%

Origin of wood

The figures include all wood used in product.

Countries of wood origin	Share of total wood supply (%)	Share of certified wood* (%)	Certification system
Finland	62.5	85.5	PEFC
Russia, European part	34.5		
Estonia	2		
Latvia	1		

* The figures indicate the average share of certified wood supplied with certified chain-of-custody.

More information www.m-real.com

Production units

AUSTRIA
[illegible] (Salzburg)

BELGIUM
[illegible]
[illegible] (Brussels)

FINLAND
[illegible] BCTMP
[illegible]
[illegible] BCTMP
[illegible]
[illegible]
[illegible]
[illegible]
Simpele
[illegible] (Tampere)
[illegible]
[illegible] (Tampere)
[illegible] Board
[illegible] Paper

FRANCE
[illegible]
[illegible] Mayence

GERMANY
[illegible]
[illegible]
[illegible] (Bergisch Gladbach)
[illegible] Reflex (Düren)

HUNGARY
[illegible]

SWEDEN
[illegible]
[illegible] (Sundsvall)

SWITZERLAND
[illegible]

UNITED KINGDOM
[illegible]
[illegible]
[illegible]

Sales offices and agents

ARGENTINA and URUGUAY
Buenos Aires

AUSTRALIA
Melbourne
Sydney

AUSTRIA
Vienna

BELGIUM
Brussels

BRAZIL
Rio de Janeiro
São Paulo

BULGARIA
Sofia

CANADA
Aurora
Montreal

CHILE
Santiago

CHINA
Beijing
Hong Kong
Shanghai

CYPRUS
[illegible]
Paphos

COLOMBIA
Bogotá

COSTA RICA
San José

CZECH REPUBLIC
Prague

DENMARK
Copenhagen

FINLAND
Espoo

FRANCE
Paris

GERMANY
Bergisch Gladbach
Frankfurt am Main
Hamburg
[illegible]

GREECE
Athens

HUNGARY
Budapest

ICELAND
Reykjavik

INDIA
Mumbai

IRELAND
Dublin

ISRAEL
Tel Aviv

ITALY
Milan

JAPAN
Tokyo

JORDAN
Amman

LEBANON
Beirut

MEXICO
Mexico City

NETHERLANDS
Amsterdam

NORWAY
Arnes

PERU
Lima

POLAND
Warsaw

PORTUGAL
Lisbon

RUSSIA
Moscow
St. Petersburg

SINGAPORE
Singapore

SLOVAKIA
Bratislava

SLOVENIA
Ljubljana

SOUTH AFRICA
Cape Town
Durban

SPAIN
Barcelona
Madrid

SWEDEN
Upplands Väsby

SWITZERLAND
Baar

SYRIA
Damascus

TURKEY
Istanbul

UKRAINE
Kiev

UNITED KINGDOM
Kemsley
London
Maidenhead
Sale

USA
Chicago, IL
Norwalk, CT

Map Merchants

AUSTRIA
Vienna

BELGIUM
Kortenberg

CZECH REPUBLIC
Prague

DENMARK
Copenhagen

ESTONIA
Tallinn

FINLAND
Helsinki

GERMANY
Hockenheim

HUNGARY
Szolnok

IRELAND
Dublin

LATVIA
Riga

LITHUANIA
Vilnius

NETHERLANDS
Amsterdam
Andelst

NORWAY
Oslo

POLAND
Warsaw

ROMANIA
Bucharest

RUSSIA
Moscow

SLOVAKIA
Bratislava

SLOVENIA
Ljubljana

SPAIN
Madrid

SWEDEN
Stockholm

UKRAINE
Kiev

UNITED KINGDOM
Birmingham
London

Distribution ports

BELGIUM
Antwerp

GERMANY
Lübeck

SPAIN
Bilbao

POLAND
Gdynia

UNITED KINGDOM
Tilbury

USA
Baltimore, MD
Philadelphia, PA

Technology centres

FINLAND
Kirkkonummi
Äänekoski

GERMANY
Bergisch Gladbach

SWEDEN
Örnsköldsvik

Administration

FINLAND
Espoo

NETHERLANDS
Amsterdam

M-real's global presence



Production units
Sales offices and agents
Map Merchants
Distribution ports
Technology centres
Administration

The complete M-real annual reporting 2004 consists of three parts:



Annual review ■ available in English, Finnish, French, German and Swedish



Corporate responsibility report ■ available in English and Finnish



Annual financial report ■ available in English, Finnish and Swedish

Additional copies are available from:

M-real Corporation
Corporate Communications
P.O. Box 20
FI-02020 METSÄ
Finland
Tel. +358 1046 94552
Fax +358 1046 94531
E-mail: corporate.communications@m-real.com

The publications are also available as pdf files on the website
www.m-real.com

m·real